Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

BP AMERICA PRODUCTION COMPANY

AND

LINN ENERGY HOLDINGS, LLC

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INDEX

ARTICLE I	DEFINITIONS	1
1.1	Definitions	1
1.2	Certain Interpretive Provisions	20

ARTICLE II	PURCHASE AND SALE OF PROPERTIES	21
2.1	Purchase and Sale of Properties	21
2.2	Purchase Price	22
2.3	Closing Date Payments	22
2.4	Guaranty	23
2.5	Performance Deposit	23

ARTICLE III	PREFERENTIAL RIGHTS AND CONSENTS TO ASSIGNMENT	23
3.1	Allocated Values	23
3.2	Preferential Rights to Purchase	23
3.3	Consents to Assignment	25
3.4	Applicable Consents and Waivers	26

ARTICLE IV	TITLE REVIEW	27
4.1	Review of Title Records	27
4.2	Waiver	27

ARTICLE V	CONDITION OF THE PROPERTIES	27
5.1	Access	27
5.2	Alleged Adverse Conditions	28
5.3	Waiver	30

ARTICLE VI	ACCOUNTING	31
6.1	Products and Line Fill	31
6.2	Revenues, Expenses and Capital Expenditures	31
6.3	Taxes	32
6.4	Obligations and Credits	34
6.5	Preliminary Settlement Statement	34
6.6	Final Settlement Statement	34
6.7	Post-Closing Revenues	36
6.8	Post-Closing Expenses	36
6.9	Audits	36

ARTICLE VII	CASUALTY LOSS	37
7.1	Notice of Casualty Loss	37
7.2	Resolution of Casualty Loss	37

ARTICLE VIII	ALLOCATION OF RESPONSIBILITIES AND INDEMNITIES	38
8.1	Opportunity for Review	38
8.2	Seller’s Non-Environmental Indemnity Obligation	38
8.3	Seller’s Environmental Indemnity Obligation	39
8.4	Buyer’s Non-Environmental Indemnity Obligation	40

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i

8.5	Buyer’s Environmental Indemnity Obligation	40
8.6	Seller’s Retained Liabilities	41
8.7	Claim Periods and Deductibles	41
8.8	Notice of Claims	42
8.9	Defense of Third Party Claims	43
8.10	Cooperation and Mitigation	44
8.11	Right to Participate	44
8.12	Waiver of Certain Damages	44
8.13	No Duplication of Remedies	45
8.14	Survival	45
8.15	Exclusive Remedy	45
8.16	Existing Contracts between the Parties	45

ARTICLE IX	DISCLAIMERS	46
9.1	Disclaimers	46
9.2	Disclaimer of Statements and Information	46

ARTICLE X	SELLER’S REPRESENTATIONS AND WARRANTIES	47
10.1	Seller’s Representations and Warranties	47
10.2	Buyer’s Knowledge	50

ARTICLE XI	BUYER’S REPRESENTATIONS AND WARRANTIES	50
11.1	Buyer’s Representations and Warranties	50

ARTICLE XII	ADDITIONAL COVENANTS	52
12.1	Subsequent Operations	52
12.2	Rights of Non-Exclusive Use	52
12.3	Buyer’s Assumption of Obligations	52
12.4	Asbestos and NORM	53
12.5	Decommissioning	54
12.6	Process Safety Management	54
12.7	Imbalances	55
12.8	Suspense Funds	56
12.9	Technology and Confidential Data	56
12.10	Transition Services Agreement	57
12.11	Fuel Gas Contract	57
12.12	Intentionally Omitted	57
12.13	Conduct of Business	58
12.14	Notification of Breaches	58
12.15	Removal of Seller Marks	58
12.16	Replacement of Seller Guaranties	59
12.17	Seller Standards	59
12.18	Required Bonding	60

ARTICLE XIII	HSR ACT; FCC FILINGS	60
13.1	HSR Filings	60
13.2	FCC Filings	61

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ARTICLE XIV	PERSONNEL	61
14.1	Employees	61
14.2	Employment Offers to Active Employees	61
14.3	Employment Offers to Employees on Leave	62
14.4	Transfer Time	62
14.5	Level of Employee Benefits Provided by Buyer or Buyer’s Affiliates	62
14.6	Defined Contribution Pension Plans	63
14.7	Welfare Benefits and Other Benefits and Policies	63
14.8	Vacation	63
14.9	WARN Act	64
14.10	Service Credit	64
14.11	Benefits – Miscellaneous	64
14.12	Severance	64
14.13	Restriction on Solicitation	65
14.14	Access to Employees Hired by Buyer Group	65

ARTICLE XV	CONDITIONS PRECEDENT TO CLOSING	65
15.1	Conditions Precedent to Seller’s Obligation to Close	65
15.2	Conditions Precedent to Buyer’s Obligation to Close	66
15.3	Conditions Precedent to Obligation of Each Party to Close	66
15.4	Motor Vehicle Transfers	66
15.5	Closing Over Breaches or Unsatisfied Conditions	67

ARTICLE XVI	THE CLOSING	67
16.1	Closing	67
16.2	Seller’s Obligations at Closing	67
16.3	Buyer’s Obligations at Closing	68

ARTICLE XVII	TERMINATION	69
17.1	Grounds for Termination	69
17.2	Effect of Termination	70
17.3	Dispute over Right to Terminate	70
17.4	Confidentiality	71

ARTICLE XVIII	ARBITRATION	71
18.1	Friendly Consultation	71
18.2	Arbitration	72
18.3	Continuing Obligations and Rights	75
18.4	Interim Remedies	75

ARTICLE XIX	MISCELLANEOUS	75
19.1	Notices	75
19.2	Costs and Post-Closing Consents	76
19.3	Records	76
19.4	Post-Closing Confidentiality of Records	77
19.5	GAAP/Financial Reporting	78
19.6	Further Assurances	78

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19.7	Extent of Indemnification	78
19.8	Amendments and Severability	79
19.9	Successors and Assigns	79
19.10	Headings and Exhibits	79
19.11	Governing Law; Consent to Jurisdiction	79
19.12	No Partnership Created	80
19.13	Public Announcements	80
19.14	No Third Party Beneficiaries	80
19.15	Waiver of Consumer Rights	81
19.16	Not to be Construed Against Drafter	81
19.17	Possible Exchange	81
19.18	Schedules	82
19.19	Supplementation of Exhibits	82
19.20	Acknowledgement of Parties; Conspicuousness	82
19.21	Waiver of Compliance	82
19.22	Entire Agreement	83
19.23	Conflicts	83
19.24	Time of Essence	83
19.25	Counterparts	83
19.26	Financial Statements	83

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EXHIBITS AND SCHEDULES

EXHIBIT “A-1”	LEASES

EXHIBIT “A-2”	WELLS

EXHIBIT “A-3”	REAL PROPERTY

EXHIBIT “A-4”	SURFACE AGREEMENTS

EXHIBIT “A-5”	MINERAL INTERESTS

EXHIBIT “A-6”	AFFILIATE CONTRACTS

EXHIBIT “B”	EXCLUDED PROPERTIES

EXHIBIT “C”	FORM OF ASSIGNMENT AND BILL OF SALE

EXHIBIT “D”	FORM OF CERTIFICATE

EXHIBIT “E”	FORM OF LETTERS-IN-LIEU

EXHIBIT “F”	FORM OF NON-FOREIGN CERTIFICATE

EXHIBIT “G”	FORM OF PREFERENTIAL RIGHT NOTICE LETTER

EXHIBIT “H”	FORM OF CONSENT NOTICE LETTER

EXHIBIT “I”	FORM OF PRELIMINARY SETTLEMENT STATEMENT

EXHIBIT “J”	FORM OF TRANSITION SERVICES AGREEMENT

EXHIBIT “K”	FORM OF GUARANTY

EXHIBIT “L”	FORM OF DEED

EXHIBIT “M”	SELLER GATHERING SYSTEMS

EXHIBIT “N”	DESCRIPTION OF RECYCLE PROJECT

EXHIBIT “O”	FORM OF ASSIGNMENT OF OPERATING RIGHTS

EXHIBIT “P”	FORM OF MINERAL DEED

Schedule 1.1-1	CONFIDENTIALITY AGREEMENT

Schedule 1.1-2	DISCLOSED ENVIRONMENTAL LIABILITIES

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v

Schedule 1.1-3	KNOWLEDGE PERSONS

SUBPART A	SELLER

SUBPART B	BUYER

Schedule 1.1-4	SELLER GUARANTIES

Schedule 1.1-5	TRANSFERABLE PERMITS

Schedule 3.2	PREFERENTIAL PURCHASE RIGHTS

Schedule 6.1	PRODUCTS AND LINE FILL PRICES

Schedule 10.1.3	SELLER CONSENTS AND APPROVALS

Schedule 10.1.4	LITIGATION

Schedule 10.1.8	MATERIAL CONTRACTS

Schedule 10.1.9	THIRD PARTY LICENSES

Schedule 10.1.10	PERMITS

Schedule 10.1.11	COMPLIANCE WITH LAWS

Schedule 10.1.12	OUTSTANDING OBLIGATIONS

Schedule 10.1.13	PAYOUT BALANCES

Schedule 11.1.3	BUYER CONSENTS AND APPROVALS

Schedule 12.7.1	IMBALANCES

Schedule 14.1	EMPLOYMENT POSITIONS

Schedule 14.12	2012 BP SEVERANCE BENEFITS PLAN

Schedule 16.2.4	CONTRACTS TO BE ASSIGNED BY AFFILIATES OF SELLER

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PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) dated February 27, 2012 (the “Signing Date”) is by and between BP AMERICA PRODUCTION COMPANY, a Delaware corporation, with an office at 501 WestLake Park Boulevard, Houston, Texas 77079 (hereinafter referred to as “Seller” or “BP”) and Linn Energy Holdings, LLC, a Delaware limited liability company, with an office at 600 Travis Street, Suite 5100, Houston, Texas 77002 (“Buyer”) (individually, a “Party” and collectively, the “Parties”.)

WHEREAS, Seller desires to sell and deliver to Buyer, and Buyer desires to purchase and accept, Seller’s interests in certain oil and gas properties and related assets located in the State of Kansas on the terms and subject to the conditions hereinafter set forth; and

WHEREAS, the Parties have reached agreement regarding the sale and purchase of such properties and assets;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1           Definitions.  In this Agreement, capitalized terms have the meanings provided in this Article, unless defined elsewhere in this Agreement.

“AAA” means the American Arbitration Association.

“AAA Rules” is defined in Section 18.2.1.

“Accounting Referee” means the accounting firm of Deloitte LLP (at its Houston office) or, if Deloitte LLP declines or is otherwise unable or unwilling to act as the Accounting Referee (or, at the time of its retention under this Agreement, is not independent as to Seller and Buyer and their respective Affiliates), then such other nationally-recognized accounting firm as is mutually agreed upon by the Parties in writing.

“Adjusted Purchase Price” is defined in Section 2.3.

“Adverse Condition” means an individual existing condition of a Property or of the soil, sub-surface, surface waters, groundwaters, atmosphere, natural resources or other environmental medium, wherever located, associated with the ownership or operation of a Property (including the presence or release of waste, hazardous substances or Hydrocarbons substances), that, in each case, (a) is not in compliance with Environmental Laws or (b) requires, if known, or will require, once discovered, reporting to a Governmental Authority, investigation, monitoring, removal, cleanup, remediation, restoration or correction in accordance with Environmental Laws; provided that an “Adverse Condition” shall not include Decommissioning, Asbestos and Related Liabilities, Process Safety Management or Disclosed Environmental Liabilities.

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“Adverse Condition Claim Period” is defined in Section 5.2.1.

“Adverse Condition Dispute” is defined in Section 5.2.3.

“Adverse Condition Notice” is defined in Section 5.2.1.

“Adverse Condition Threshold Amount” is defined in Section 5.2.5.

“AFE” means an authority for expenditure issued by an operator listing estimated well expenses.

“Affiliate” means, when used with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the specified Person.  For purposes of this definition, “control” means ownership of fifty percent (50%) or more of either the outstanding voting stock or other ownership interests of the controlled Person, or the power or right to direct or cause the direction of the policies and management of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Contracts” is defined in the definition of “Properties.”

“Agreement” is defined in the introductory paragraph of this Agreement, together with all Exhibits and Schedules, as amended, modified and supplemented from time to time in accordance with the terms hereof.

“Aggregate Deductible Amount” means, with respect to Aggregate Transaction Claims made by Buyer or its Affiliates hereunder, five percent (5%) of the Purchase Price.  References in this Agreement to “deductible” or “deductible amount” mean the Aggregate Deductible Amount.

“Aggregate Transaction Claims” means the aggregate of all Claims for which Seller or any of its Affiliates would be responsible (without giving effect to any deductible that may be applicable): (a) for Alleged Adverse Conditions under Section 5.2, including, without limitation, any Alleged Adverse Conditions asserted related to the Ulysses Plant Remediation Project; (b)  for Casualty Loss under Section 7.2; and (c) for indemnification under Sections 8.2 and 8.3 (except indemnification for Claims related to Seller Retained Liabilities).

“Alleged Adverse Condition” means an Adverse Condition asserted by Buyer in accordance with Section 5.2.

“Applicable Preferential Rights” is defined in Section 3.2.

“Arbitrable Dispute” means, except as set forth below, any and all disputes, Claims, counterclaims, controversies and other matters in question arising out of or relating to this Agreement or the alleged breach hereof, or in any way relating to the subject matter of this Agreement or the relationship between the Parties created by this Agreement, regardless of whether (a) allegedly extra-contractual in nature, (b) sounding in contract, tort or otherwise, (c) provided for by Law or otherwise, or (d) seeking damages or any other relief, whether at law,

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in equity or otherwise; provided, however, the term “Arbitrable Dispute” shall not include disputes under the terms of this Agreement (i) to be determined by the Accounting Referee, the Environmental Referee or the Casualty Referee, (ii) relating to a breach of the Confidentiality Agreement or (iii) relating to the termination of this Agreement in accordance with Article 17.

“Asbestos and Related Liabilities” means any and all Claims, obligations and responsibilities relating to or arising from, directly or indirectly, the existence or alleged existence of any one or more of asbestos, NORM, polychlorinated biphenyls, chromium, and/or lead-based paint at, on or within the Properties, including any contamination resulting therefrom.

“Assignment and Bill of Sale” means a document substantially in the form of Exhibit “C”.

“Assignment of Operating Rights” means a document substantially in the form of Exhibit “O”.

“Authorized Officer” means, with respect to any act to be performed or duty to be discharged by any Person which is not an individual, any officer or representative then authorized to perform such act or discharge such duty.

“BOE” means barrel of oil equivalent which is one barrel of crude oil, one barrel of natural gas liquids or 5.8 mcf of natural gas.

“BP” is defined in the introductory paragraph.

“Business Day” means any Day other than Saturday or Sunday or a Day on which federally chartered banking institutions in Houston, Texas are authorized by Law to close, but for purposes of notices or other communications given hereunder, means between 8:00 a.m. CPT and 5:00 p.m.  CPT on such Day.

“Buyer” is defined in the introductory paragraph of this Agreement.

“Buyer Group” means each and all of: (a) Buyer and its officers, directors, agents, consultants and employees, and (b) Buyer’s Affiliates and their officers, directors, agents, consultants and employees.

“Casualty Loss” means any physical damage to a Property that (a) occurs during the period between the Signing Date and Closing, (b) is not the result of normal wear and tear, mechanical failure or gradual structural deterioration of materials, equipment and infrastructure, (c) is a result of acts of God, fire, explosion, pipeline or gathering line failure, earthquake, windstorm, flood or drought and (d) is in an amount that exceeds One Million Dollars (US $1,000,000); provided that Casualty Loss shall not include any Adverse Conditions, Decommissioning, Asbestos and Related Liabilities or Disclosed Environmental Liabilities.

“Casualty Loss Dispute” is defined in Section 7.2.2.

“Casualty Loss Dispute Notice” is defined in Section 7.2.2.

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“Casualty Referee” is defined in Section 7.2.3.

“Certificate” means a document substantially in the form of Exhibit “D”.

“Charter Documents” means the organizational documents that govern a Party pursuant to its jurisdiction of formation or organization, including as applicable, certificates or articles of incorporation, certificates or articles of formation, bylaws, limited liability company operating agreements, partnership or limited partnership agreements, shareholder agreements, and similar instruments.

“Claims” means any and all claims, demands, suits, causes of action, regulatory action, losses, damages, liabilities, fines, penalties, judgments, settlements and costs (including attorneys’ fees and costs of investigation, defense, litigation, arbitration and settlement), whether known or unknown, direct or indirect, and includes Environmental Claims and Non-Environmental Claims.

“Close” or “Closing” means the consummation of the transactions contemplated by this Agreement, including execution and delivery of all documents and other legal consideration as provided for in this Agreement pursuant to Article 16.

“Closing Date” means March 30, 2012 (or such other date as the Parties may agree in writing), subject to satisfaction or waiver of the conditions to Closing set forth in Article 15 by the Party for whose benefit such conditions exist, but in no event later than the Termination Date (except as contemplated otherwise in Sections 3.2 and 3.3).

“Closing Failure Breach” is defined in Section 17.3.

“Closing Purchase Price” is defined in Section 2.2.

“Code” means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

“Commercially Reasonable Efforts” means efforts that are reasonably within the contemplation of the Parties on the Signing Date and that do not require the performing Party which is acting in good faith to take any extraordinary action or expend any funds or assume any liabilities other than expenditures and liabilities that are customary and reasonable in transactions of the kind and nature contemplated by this Agreement in order for the performing party to diligently pursue and timely satisfy a condition to, or otherwise assist in the consummation of, the transactions contemplated hereby, or to perform its obligations under this Agreement and the Operative Documents.

“Confidentiality Agreement” means that certain confidentiality agreement dated December 19, 2011 by and between BP and Buyer attached hereto as Schedule 1.1-1, as the same may be amended, supplemented or modified from time to time.

“Consequential Damages” means all exemplary, punitive, special, indirect, consequential, remote or speculative damages, including loss of profit, loss of revenue or any other special or incidental damages, whether in contract, tort (including negligence), strict

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liability or otherwise, whether or not the Person at fault knew, or should have known, that such damage would be likely suffered.

“Contract” means any written or oral contract, agreement, agreement regarding indebtedness, indenture, debenture, note, bond, loan, letter of credit, collective bargaining agreement, license, lease, mortgage, franchise, purchase order, bid, commitment or any other legally binding agreement or arrangement, including all amendments, modifications and supplements thereto, but does not include Easements.

“CPT” means current prevailing local time in Houston, Texas.

“Customary Post-Closing Consents” means consents and approvals from Governmental Authorities that are customarily obtained after Closing in connection with a transfer of title to interests in assets similar to the Properties.

“Cut-Off Date” means January 1, 2013.

“Data Room” means the virtual Data Room established by Seller pertaining to the Properties but excluding any content added after February 25, 2012.

“Day” means a calendar day consisting of twenty-four (24) hours from midnight to midnight.

“Decommissioning” means all decommissioning, dismantlement and removal activities and obligations with respect to the Properties and the FrontStreet Gathering System as are required by Laws, Contracts associated with the Properties or the FrontStreet Gathering System, this Agreement or any Governmental Authority and further including all well plugging, replugging and abandonment, facility dismantlement and dismantlement and removal of pipelines and flowlines and all other assets of any kind related to or associated with operations or activities conducted on the Properties and the FrontStreet Gathering System; and associated site clearance, site restoration and site remediation on the Properties and the FrontStreet Gathering System.

“Deed” means a special warranty deed to be delivered at the Closing, in substantially the form of Exhibit “L” hereto, pursuant to which Seller will convey each of the parcels of Real Property to Buyer.

“Disclosed Environmental Liabilities” means any and all Claims, obligations and responsibilities relating to or arising from, directly or indirectly, matters disclosed in any health, safety or environmental reports or other records, data or information relating to health, safety or the environment provided in the Data Room or listed on Schedule 1.1-2.

“Dollar” and “$” mean the lawful currency of the United States of America.

“Due Diligence Materials” means (i) due diligence materials distributed in written or digital form by or on behalf of Seller to Buyer or contained in the Data Room, (ii) all written answers to questions provided to Buyer, (iii) all information or materials discussed with or disclosed to Buyer in management presentations, and (iv) any Phase I Report.

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“Easements” means easements, licenses, rights-of-way, servitudes, surface use agreements and other surface rights and other similar interests in land.

“Effective Time” means January 1, 2012 at 7:00 a.m., local time where the Properties are located.

“Employee List” is defined in Section 14.1.

“Employees” is defined in Section 14.1.

“Environmental Claims” means all Third Party Claims that are based on a violation of Environmental Laws with respect to the Properties; provided, however, with respect to a Third Party Claim for which Buyer asserts that Seller owes an obligation of indemnity to Buyer, the term “Environmental Claims” is limited to Third Party Claims that are based on violation of Environmental Laws occurring before the Effective Time and as such Laws were in effect at the Effective Time.

“Environmental Laws” means any and all Laws, as such Laws exist as of their Effective Time, that relate to (a) prevention of pollution or environmental damage, (b) removal or remediation of pollution or environmental damage, or (c) protection of the environment, public health or safety.

“Environmental Referee” is defined in Section 5.2.4.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Employees” is defined in Section 14.1.

“Excluded Employee List” is defined in Section 14.1.

“Excluded Properties” means all items, properties and matters that are set forth in Exhibit “B” or that are otherwise excepted, reserved or retained by Seller under the terms of this Agreement.  Notwithstanding anything to the contrary provided in this Agreement, Seller’s representations and warranties in this Agreement shall not apply to any of the Excluded Properties.

“Federal Arbitration Act” means the Federal Arbitration Act, 9 U.S.C.  Section 1, et seq.

“Final Month Price”  (a) when used with respect to natural gas Imbalances, means the average of Platts Inside FERC’s Gas Market Report First of Month index prices for ANR (Oklahoma), NGPL (Mid-Continent), NNG (Demarcation), PEPL (Texas Oklahoma Mainline) and Southern Star Central (Texas Oklahoma Kansas) for the month in which the Effective Time occurs and (b) when used with respect to plant product Imbalances (specifically Y-Grade delivered to Y-Grade transporters) including linefill, the monthly average OPIS index price per gallon by component for the month in which the Effective Time occurs as described below:  (A) Ethane price is the monthly average Mont Belvieu OPIS index price per gallon for EP Mix less the following fees:  (1) actual monthly ethane fractionation fee, (2) exchange fee ($0.02 per

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gallon), and (3) marketing fee ($0.005 per gallon); (B)  Propane price is the sum of:  60% of the monthly average Mont Belvieu OPIS index price per gallon for Non TET Propane for the month less the following fees for:  (1) actual monthly ethane fractionation fee, (2) exchange fee ($0.025 per gallon), and (3) marketing fee ($0.005 per gallon), and 40% the monthly average Conway In-Well OPIS index price per gallon for Propane for the month less the following fees for:  (1) actual monthly fractionation of propane and heavier fee, and (2) marketing fee ($0.005 per gallon); (C)  Iso Butane price is based on the monthly average Conway In-Well OPIS index price per gallon for Isobutane for the month less the following fees:  (1) actual monthly fractionation of propane and heavier fee, and (2) marketing fee ($0.005 per gallon);  (D) Normal Butane price is the monthly average Conway In-Well OPIS index price per gallon for Normal Butane for the month less following fees:  (1) actual monthly fractionation of propane and heavier fee, and (2) marketing fee ($0.005 per gallon); and (E) Natural Gasoline price is based on the monthly average Conway In-Well OPIS index price per gallon for Natural Gasoline for the month less the following fees:  (1) actual monthly fractionation of propane and heavier fee, and (2) marketing fee ($0.005 per gallon).

“Final Settlement Statement” is defined in Section 6.6.

“FrontStreet Gathering System” means an approximately 1,800 mile natural gas gathering system located in Kansas, operated by Seller and owned by Affiliates of Regency Energy Partners LP but does not include the gathering systems described on Exhibit “M”.

“GAAP” means United States generally accepted accounting principles, consistently applied, with such exceptions to such generally accepted accounting principles as may be expressly noted or otherwise expressly referred to on any individual financial statement or schedule, or that otherwise arise by custom for the particular industry.  The requisite that such principles be consistently applied means that the accounting principles in a current period are comparable in all material respects to those applied in preceding periods.

“Good Faith Allocation” is defined in Section 3.1.

“Governmental Approvals” means all consents, waivers and approvals of, and any notices to or filings with, Governmental Authorities having appropriate jurisdiction that are required in connection with the consummation of the transactions contemplated hereby.

“Governmental Authority” means, whether or not capitalized, any federal, state, local, municipal or other government, any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, or any court or governmental tribunal, including without limitation, any tribal authority.

“Guarantor” means Linn Energy, LLC, an Affiliate of Buyer.

“Guaranty Agreement” means a document in the form of Exhibit “K”.

“Historical Monthly Price” (a) when used with respect to well level working interest owner natural gas imbalances, means the average of Platts Inside FERC’s Gas Market Report First of Month index prices for ANR (Oklahoma), NGPL (Mid-Continent), NNG (Demarcation),

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PEPL (Texas Oklahoma Mainline) and Southern Star Central (Texas Oklahoma Kansas) for the 120 month period immediately preceding the month in which the Effective Time occurs, (b) when used with respect to other natural gas Imbalances, means the average of Platts Inside FERC’s Gas Market Report First of Month index prices for ANR (Oklahoma), NGPL (Mid-Continent), NNG (Demarcation), PEPL (Texas Oklahoma Mainline) and Southern Star Central (Texas Oklahoma Kansas) for the months in which such Imbalances were incurred,  and (c) when used with respect to plant product Imbalances (specifically Y-Grade delivered to Y-Grade transporters) including linefill, the monthly average OPIS index price per gallon by component for the months in which such Imbalances were incurred, as described below:  (A) Ethane price is the monthly average Mont Belvieu OPIS index price per gallon for EP Mix less the following fees:  (1) actual fractionation fee, (2) actual transportation / exchange fees, and (3) marketing fee ($0.005 per gallon); (B)  Propane price is the sum of:  60% of the monthly average Mont Belvieu OPIS index price per gallon for Non TET Propane for the month less the following fees for:  (1) actual fractionation fee, (2) actual transportation / exchange fees, and (3) marketing fee ($0.005 per gallon), and 40% the monthly average Conway In-Well OPIS index price per gallon for Propane for the month less the following fees:  (1) actual  fractionation fee, (2) actual transportation / exchange fees, and (3) marketing fee ($0.005 per gallon);  (C)  Iso Butane price is based on the monthly average Conway In-Well OPIS index price per gallon for Isobutane for the month less the following fees:  (1) actual  fractionation fee, (2) actual transportation / exchange fees, and (3) marketing fee ($0.005 per gallon);  (D) Normal Butane price is the monthly average Conway In-Well OPIS index price per gallon for N. Butane for the month less following fees:  (1) actual fractionation fee, (2) actual transportation / exchange fees, and (3) marketing fee ($0.005 per gallon); and (E) Natural Gasoline price is based on the monthly average Conway In-Well OPIS index price per gallon for Natural Gasoline for the month less the following fees:  (1) actual fractionation fee, (2) actual transportation / exchange fees, and (3) marketing fee ($0.005 per gallon).

“HSR ACT” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the applicable rules and regulations promulgated thereunder.

“Hydrocarbons” means all crude oil, natural gas, casinghead gas, condensate, distillate, natural gas liquids and other liquid or gaseous hydrocarbons and all products refined or extracted therefrom, together with all minerals produced in association with these substances.

“Imbalance” means over-production or under-production or over-deliveries or under-deliveries subject to a make-up obligation with respect to Hydrocarbons produced from or allocated to the Properties, regardless of whether such over-production or under-production, or over-deliveries or under-deliveries, arise at the wellhead, pipeline, gathering system, plant, transportation, receipt point or other location and regardless of whether the same arises under contract or by operation of Law or otherwise, provided that “Imbalance” does not include any such item that is an Excluded Property.

“Imbalance Rate,” (i) when used with respect to Imbalances arising under the Contracts set forth on Schedule 10.1.8, the Historical Monthly Price or the Final Month Price, as applicable, as indicated for such Contract under the heading “Price Basis” and (ii) when used with respect to Imbalances arising under any other Contract, the Final Month Price.

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“Indemnity Claim” is defined in Section 8.8.

“Indemnity Claim Notice” is defined in Section 8.8.

“Invasive Activity” means any sampling, boring, drilling, probing, digging or other invasive investigative activity with respect to the Purchased Assets, but expressly does not include activities in connection with conducting a Phase I Report.

“Knowledge” (or “known” or other derivatives thereof) means, whether or not capitalized, as to each Party, the actual knowledge, without investigation, of the individuals listed for such Party on Schedule 1.1-2.

“Laws” means any and all applicable laws, statutes, codes, constitutions, ordinances, decrees, writs, injunctions, orders, judgments, principles of common law, rules or regulations (including Environmental Laws) that are promulgated, issued or enacted by a Governmental Authority having jurisdiction.

“Leave” is defined in Section 14.1.

“Letters-in-Lieu” means a document in the form of Exhibit “E” in connection with oil production from the Properties which shall be prepared by Seller, signed by the Parties and delivered to purchasers of production from the Properties at such time as is mutually agreed by the Parties.

“Line Fill” means the volume of natural gas, natural gas liquids, condensate, liquid hydrocarbons and other constituents owned by Seller in gathering systems and pipelines.

“Loss” means any and all claims of any kind or character, including demands, suits, causes of action, rights of action, suits, legal or administrative proceedings, regulatory actions, losses, risk of losses, impairment of rights, damages, liabilities, subordinations, fines, or penalties and all expenses and costs (including interest, attorneys’ fees, costs of litigation and court costs) associated therewith, whether known or unknown, direct or indirect, excluding a Third Party Claim.

“Material Adverse Effect” means, (a) with respect to a Party, any event, circumstance or condition materially impairing such Party’s authority, right or ability to consummate the transactions contemplated by this Agreement; or, (b) with respect to the Properties, any change in, or effect on, the Properties that is materially adverse to the operations or physical condition of the Properties (as compared to the operations or physical condition of the Properties on the Signing Date), taken as a whole; provided, however, that none of the following shall be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred: (i) changes or effects generally affecting the international, national, regional or local economic, market, financial, credit or political conditions in the area in which the Properties are located, the United States or worldwide, or any terrorism or outbreak of hostilities or war, (ii) changes or effects generally affecting the international, national, regional or local energy industry, (iii) any change or effect generally affecting the oil or natural gas gathering, transportation or processing industries, or resulting from markets for fuel or other raw materials, feedstock or commodities used, gathered, transported, produced or sold at or by the Properties, (iv) changes in the prices of

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Hydrocarbons, (v) natural declines in well performance, (vi) orders or actions of any Governmental Authority or changes in Law or the interpretation thereof or changes in GAAP or the interpretation thereof, (vii) actions taken or omitted to be taken or contributed to, by or with the consent of Buyer or its Affiliates, (viii) actions or agreements contemplated by this Agreement or referred to in the Exhibits, other than with respect to Seller’s obligations in Article XVI, (ix) the announcement or pendency of the transactions contemplated by this Agreement or the consummation of the transactions contemplated hereby, (x) changes which are cured (including by the payment of money) before the earlier of the Closing or the termination of this Agreement under Article 17, (xi) matters as to which an adjustment is provided for under Section 2.3 or Seller has indemnified Buyer hereunder, and (xii) changes in the value of Buyer’s securities resulting from entering into this Agreement or the announcement of the transactions contemplated by this Agreement.  Any determination as to whether any event, circumstance or condition has a Material Adverse Effect shall be made only after taking into account all effective insurance coverage and effective indemnifications with respect to such event, circumstance or condition.

“Material Contracts” is defined in Section 10.1.8.

“Mineral Properties” is defined in the definition of “Properties.”

“Net Revenue Interest” or “NRI” with respect to any Property that is a unit or well, means the interest in and to all Hydrocarbons, helium and other valuable products produced, saved, and sold from such unit or well, after giving effect to all royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests, and other burdens upon, measured by, or payable out of production therefrom.

“Non-Environmental Claims” means all Third Party Claims, except for Environmental Claims; provided however that Non-Environmental Claims do not include Seller’s Retained Liabilities or Claims arising from Seller’s Excluded Properties.

“Non-Foreign Certificate” means a document in the form of Exhibit “F”.

“NORM” means naturally occurring radioactive materials.

“Operative Documents” means those documents listed or referred to in Sections 16.2 and 16.3 or otherwise delivered at the Closing, in each case to the extent executed and delivered by a Party hereto or one of its Affiliates.

“Party” or “Parties” is defined in the introductory paragraph of this Agreement.

“Performance Deposit” has the meaning given it in Section 2.5.

“Permits” means permits, licenses, certificates and other authorizations of Governmental Authorities.

“Permitted Encumbrances” means, with respect to a Property, any and all of the following:

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(a)          royalties, overriding royalties, sliding scale royalties, production payments, reversionary interests, convertible interests, net profits interests and similar burdens encumbering any Property to the extent the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interest of such Property, at any time during the productive life of such Property to less than the Net Revenue Interest for such Property set forth in Exhibit “A-1” or increase the Working Interest of such Property, at any time during the productive life of such Property, to more than the Working Interest for such Property set forth in Exhibit “A-1” without a corresponding and proportionate increase in the associated Net Revenue Interest for such Property;

(b)          consents to assignment and similar contractual provisions affecting such Property and Customary Post-Closing Consents;

(c)          Applicable Preferential Rights and similar contractual provisions affecting such Property;

(d)          rights to approve or consent by, required notices to and filings with a Governmental Authority associated with the conveyance of such Property, including Customary Post-Closing Consents;

(e)          terms and conditions of Permits affecting the Properties and any other rights reserved to or vested in a Governmental Authority having jurisdiction to control or regulate such Property in any manner whatsoever, and all Laws of such Governmental Authorities;

(f)          easements, rights-of-way, servitudes, surface leases, sub-surface leases, grazing rights, logging rights, ponds, lakes, waterways, canals, ditches, reservoirs, equipment, pipelines, utility lines, railways, streets, roads and structures on, over, under and through such Property; provided that such encumbrances do not interfere materially with the use or operation of such Property affected thereby for the purpose for which such Property is currently used;

(g)          the terms and conditions of unitizations, communitizations, poolings, agreements, instruments, licenses and permits affecting the Properties to the extent the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interest of such Property, at any time during the productive life of such Property to less than the Net Revenue Interest for such Property set forth in Exhibit “A-1” or increase the Working Interest of such Property, at any time during the productive life of such Property, to more than the Working Interest for such Property set forth in Exhibit “A-1” without a corresponding and proportionate increase in the associated Net Revenue Interests for such Property;

(h)          liens for Taxes not yet delinquent or, if delinquent, that are being contested in good faith;

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(i)           liens of operators relating to obligations not yet delinquent or, if delinquent, that are being contested in good faith;

(j)           statutory liens including mechanics’, carriers’, workers’, repairers’ and other similar liens and the rights of customers, suppliers and subcontractors arising or incurred in the ordinary course of business;

(k)          other encumbrances of record, but not including any liens or other encumbrances incurred in connection with borrowed monies;

(l)           matters that would otherwise be Alleged Adverse Conditions but that do not meet the individual threshold amount and aggregate deductible amount set forth in the definition of Alleged Adverse Conditions and Section 5.2, respectively, or that Buyer waives in accordance with Section 5.3, or for which a Purchase Price adjustment is made or another remedy provided pursuant to Section 5.2;

(m)         Third Party Claims referenced on Schedule 10.1.4 or disclosed in the Data Room;

(n)          Imbalances associated with such Properties;

(o)          Suspense Funds associated with such Property;

(p)          rights of ingress and egress or other access rights reserved by or granted to Seller and/or its Affiliates under this Agreement;

(q)          the terms and conditions of any Contracts affecting such Property to the extent such Contracts were disclosed in the Data Room;

(r)          matters that Buyer waives in writing;

(s)          the terms of any contract, agreement or other instrument required under Article 16 below to be delivered by any Party or one of its Affiliates at Closing;

(t)          any encumbrance expressly set forth on Exhibits “A-1”, “A-2” or “A-3” with respect to such Property; and

(u)         such encumbrances, defects or irregularities in the title to such Property that in the aggregate do not materially interfere with the ownership or operation of such Property affected thereby as such Properties were owned or operated as of the Effective Time and that would not be considered material when applying general standards in the industry.

“Person” means an individual, corporation, partnership, limited partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated organization or other entity or Governmental Authority.

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“Personal Property” is defined in the definition of “Properties.”

“Phase I Report” means any Phase I environmental assessment and report in respect of any Property which has been received by or made available to Buyer on or prior to the Closing Date.

“PPR” is defined in Section 3.2.4.

“PPR Claim” is defined in Section 3.2.6.

“pre-Closing covenant” is defined in Section 15.5.

“Pref Holder” is defined in Section 3.2.4.

“Preliminary Settlement Statement” is defined in Section 6.5.

“Prepaid Amounts” means all prepaid insurance premiums, rentals, utility charges, and deposits and other prepaid amounts paid prior to the Effective Time relating to the time period from and after the Effective Time.

“Process Safety Management” means Process Safety Management of Highly Hazardous Chemicals; Explosives and Blasting Agents (29 CFR 1910), as amended, that is associated with the Properties.

“Properties” means all of Seller’s right, title and interests (real, personal, mixed, contractual or otherwise) in, to and under or derived from the following, excluding the Excluded Properties:

(a)          the oil and gas leases and oil, gas and mineral leases described on Exhibit “A-1” and any ratifications, extensions and amendments thereof, whether or not the same are described on Exhibit “A-1” (collectively, the "Leases"), and any and all oil, gas, water, carbon dioxide, or injection wells thereon or on pooled, communitized or unitized acreage that includes all or any part of the Leases, including without limitation the Hydrocarbon wells shown on Exhibit “A-2” attached hereto (the "Wells"), together with all royalty interests, overriding royalty interests, production payments, sliding scale royalty interests, reversionary interests and net profits interests that are attributable to the interests described in Exhibit “A-2”, together with all rights that arise by operation of Law or otherwise in all properties and lands unitized, communitized or pooled with the properties described in Exhibit “A-1” and the production of Hydrocarbons, helium and other valuable products attributable thereto (all of the foregoing, including the Leases and the Wells, the “Mineral Properties”);

(b)          all unitization, communitization and pooling declarations, orders and agreements (including all units formed by voluntary agreement and those formed under the rules, regulations, orders or other official acts of any tribal or governmental entity or authority having jurisdiction) to the extent they relate to

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any of the Mineral Properties, or the production of Hydrocarbons attributable thereto (collectively, the “Units”);

(c)          all fee-owned real property, plants and all buildings and other permanent improvements located thereon that are used or held for use in connection with the Mineral Properties or the Ulysses Plant site, including those properties more particularly described on Exhibit “A-3” even if such Properties are not used solely in connection with the Mineral Properties (collectively, the “Real Property”);

(d)          all rights-of-way, easements, surface use agreements, licenses and leases of real property that are used or held for use solely in connection with the Mineral Properties, the Ulysses Plant site or the Real Property, including those described on Exhibit “A-4” (individually and collectively, “Surface Agreements”);

(e)          all mineral interests described on Exhibit “A-5” (the “Mineral Interests”);

(f)           to the extent assignable without any out of pocket cost to Seller and subject to the receipt of necessary consents and approvals, all Hydrocarbon sales and/or purchase contracts, helium or other inert gas sales and/or purchase agreements, processing contracts, gathering contracts, transportation contracts,  farm-in and farm-out contracts, areas of mutual interest, operating agreements, balancing contracts, permits, licenses and other contracts, agreements and instruments (excluding Third Party Licenses) to the extent they relate to any of the Mineral Properties or the production of Hydrocarbons attributable thereto or to the Real Property (individually and collectively, “Contracts”); provided that, “Contracts” shall not include the instruments constituting the Mineral Properties, the Real Property, the Mineral Interests, the Units or the Surface Agreements;

(g)          all tangible personal property, improvements, fixtures and other appurtenances (whether or not currently in use), including the wells, gathering systems, pipelines, gathering lines, tanks, machinery, equipment (including compression, processing, injection and measurement equipment), gas processing units, gas processing plants, treaters, dehydration units, residue return lines, truck loading facilities, rail loading facilities, regulators, meters, measurement telemetry, fixtures, appliances, pipes, valves, fittings, parts, inventory and material of any nature or kind whatsoever, including appropriate storage, shipping, treating, dehydrating and delivery facilities for plant products or residue gas; and all buildings and structures of any kind whatsoever located on the Mineral Properties, the Units or the Real Property, or the surface of any property subject to a Surface Agreement, and any and all other facilities and appurtenances located on the Mineral Properties, the Units, the Real Property, or the surface of any property subject to a Surface Agreement, or used or held for use by Seller solely in connection with the Mineral Properties, the Units, or the Real Property, to the extent all such property and rights are owned, controlled or

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leased by Seller and are assignable (individually and collectively, “Personal Property”);

(h)          to the extent transferable without any out of pocket cost to Seller and subject to the receipt of necessary consents and approvals, the Contracts of Seller’s Affiliates listed on Exhibit “A-6” (individually and collectively, “Affiliate Contracts”);

(i)            to the extent transferable without any out of pocket cost to Seller and subject to the receipt of necessary consents and approvals, the Transferable Permits;

(j)           all Line Fill, if any, and all other natural gas inventory and liquid Hydrocarbons and helium to which Seller has title under the terms of any contract or any gas gathering agreement or gas processing agreement or similar agreement and which is contained in any tanks, plants, storage facilities or gathering systems included in the Properties as of the Closing Date;

(k)          all plant products and residue gas to which Seller has title under the terms of any Contract and which is contained in any Property as of the Effective Time;

(l)           all Imbalances;

(m)         all Suspense Funds;

(n)          to the extent assignable, all rights to indemnities (except with respect to the Seller’s Retained Liabilities) and releases from Third Parties relating to the Properties; but only to the extent that such indemnities relate to liabilities for which Buyer is responsible under this Agreement;

(o)          to the extent assignable, all insurance proceeds under existing policies of insurance, if any, relating to the Properties; but only to the extent that such benefits relate to liabilities for which Buyer is responsible under this Agreement;

(p)          all intangibles, including operating revenues and accounts receivable relating to the period after the Effective Time, in each case associated with the Properties or the production of Hydrocarbons attributable to the Properties;

(q)          all vehicles primarily operated by Transferred Employees which are used or held for use primarily in connection with the Properties or the production of Hydrocarbons attributable to the Properties;

(r)           all credit or other rights to prepaid costs, expenses, accounts payable and other disbursements for which the Purchase Price is increased under Section 2.2;

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(s)          subject to Section 19.3, all Records in Seller’s possession; and

(t)           all other assets and properties of Seller solely used or held for use in connection with the Properties and the production of Hydrocarbons or inerts from the Properties.

“Prudent Cost Response” means the most cost effective response to an Adverse Condition or Alleged Adverse Condition that is reasonably expected to address any obligation concerning the reporting, investigation, monitoring, removal, cleanup, remediation, restoration, control or correction of such condition to meet the requirements of Environmental Laws in effect at the time of such response to the satisfaction of any Governmental Authorities with jurisdiction over the Property on which such Adverse Condition or Alleged Adverse Condition exists, which response does not materially interfere with the use or operation of such Property.

“Purchase Price” is defined in Section 2.2.

“Real Property” is defined in the definition of “Properties”.

“Reasonable and Prudent Operating Practice” means commercially reasonable practices utilized by experienced operators in the relevant producing area.

 “Recycle Project” means the ongoing work at the Seller’s Jayhawk Hugoton Gas Plant near Ulysses, Kansas, to recycle gas at such plant, as more particularly described on Exhibit “N”.

“Records” means Seller’s records and files to the extent related to the Properties, including all Contracts, Tax (excluding income tax and margin/franchise tax), technical, environmental and safety records; provided, however, Buyer acknowledges that Seller creates electronic images of some Records and retains some Records in electronic format and Seller may provide Buyer copies (imaged or electronic media, hardcopy media or any combination thereof) of such Records rather than originals.  “Records” shall not include (i) Seller’s general corporate records  and files, even if containing references to Properties, (ii) any accounting records and files, (iii) any e-mails or other electronic communications, including e-mails or other communications containing references to the Properties, unless such e-mails or other communications were printed and retained by Seller in the ordinary course of business, (iv) records, and files to the extent they cannot be disclosed under the terms of any Third Party Contract (and Seller’s requested consent to make disclosure has not been obtained) or are not transferable without payment of fees or penalties (except as may be agreed to be paid by Buyer) or cannot be disclosed under applicable Law, (v) information entitled to legal privilege, including attorney work product and attorney-client communications, excluding title opinions, (vi) Seller Group’s economic projections or analyses, (vii) employment records, including personnel information, personnel records and medical records, relating to Employees (except to the extent an Employee voluntarily signs a release authorizing disclosure of any or all such information with respect to himself or herself, with the signing of such release not being made a condition of either receiving an offer of, or commencing, employment with Buyer or its Affiliates), (viii) income tax and margin/franchise tax information, (ix) records and files relating to the acquisition or disposition (or proposed acquisition or proposed disposition) of any of the Properties, including proposals received from or made to, and records of negotiations with,

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Persons who are not a part of Buyer Group or its Representatives and economic analyses associated therewith, (x) manuals for operating procedures applicable to Seller’s business generally, (xi) electronic archive copies of records and files that have been created by Seller or its Affiliates in the ordinary course of business, (xii) Seller Retained Liabilities and Excluded Properties or records or files relating thereto, (xiii) Records in the possession or control of Buyer or its Affiliates, (xiv) records or files that cannot, with Commercially Reasonable Efforts, be segregated by Seller or its Affiliates from the records or files of the retained businesses of Seller or its Affiliates, or (xv) seismic data, including any interpretations, analyses, and reports related thereto.

“Representatives” means, with respect to any Person, such Person’s officers, directors, managers, employees, agents, consultants, legal and financial advisors and other representatives.

“Sales Tax” means any and all transfer, sales, gross receipts, compensating use, use or similar taxes, and any associated penalties and interest.

“Seller” is defined in the introductory paragraph of this Agreement.

“Seller Confidential Data” is defined in Section 12.9.3.

“Seller Group” means each and all of: (a) Seller and its officers, directors, agents, consultants and employees, and (b) Seller’s Affiliates and their officers, directors, agents, consultants and employees.

“Seller Guaranties” means any and all guaranties, letters of credit, bonds, cash deposits, and other sureties, indemnities and credit assurances provided to any Governmental Authority, contract counterparty or other Person by Seller or any of its Affiliates related to the Properties, including those items, if any, listed on Schedule 1.1-4.

“Seller-Owned Technology” means all Systems and Technology that is owned by Seller Group and currently used in connection with the ownership or operation of the Properties.

“Seller Retained Liabilities” means the liabilities retained by Seller as set forth in Section 8.6.

“Seller Severance Plan” is defined in Section 14.12.

“Seller Standards” is defined in Section 12.17.

“Seller Vacation Policy” is defined in Section 14.8.

“Services” has the meaning set forth in the Transition Services Agreement.

“Surface Agreements” is defined in the definition of “Properties.”

“Suspense Funds” means proceeds of production and associated penalties and interest in respect of any of the Properties that are payable to Third Parties and are being held in suspense by Seller as the operator of such Properties.

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“Systems” means all computer software, the tangible media on which it is recorded (in any form) and all supporting documentation, including input and output format, program listings, narrative descriptions, source code, object code, executable code, algorithms, logic and development tools, operating instructions, construction and design specifications, training materials and user manuals, and data and databases, including those pertaining to the design, operation, maintenance, support, development, performance, and configuration of such software, together with all translations, adaptations, modifications, derivations, combinations and derivative works thereof.

“Tax” means all fees (including, without limitation, documentation, license, reporting, filing and registration fees), all taxes (including, without limitation, income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, value added tax, withholding tax and any gross receipts tax, windfall profits tax, profits tax, severance tax, personal property tax, real property tax, sales tax, ad valorem tax, transfer tax, use tax, excise tax, premium tax, turnover tax, leasing/lease tax,  environmental tax (including taxes under Section 59A of the Code), customs duties, stamp tax, capital stock tax, franchise tax, margin tax, occupation tax, payroll tax, employment tax, social security, unemployment tax, disability tax, alternative or add-on minimum tax, or estimated tax) or similar fee, tax or assessment, imposed by any Governmental Authority thereof, including any taxes of any other taxpayer for which a Person is liable as transferee, successor, by contract other otherwise, together with any interest, fine or penalty or addition thereto, whether disputed or not.

“Tax Proceeding” is defined in Section 6.3.3.

“Tax Returns” means any return, form, declaration of estimated Tax, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” in respect of any Person, means all of such Person’s now owned and hereafter arising or acquired, in or under any jurisdiction: patents, patent rights, copyrights, trademarks, service marks, trade names, and trade styles, and all applications for any of the foregoing; know-how, concepts, technical data, trade secrets and processes; and all licenses, franchises, permits, and similar rights related to any of the foregoing, and all intellectual property and other rights under any of the foregoing; all extensions, renewals, reissues, reexaminations, divisions, continuations, and continuations-in-part of any of the foregoing; and all rights to sue for past, present and future infringement, misappropriation, or any other violation of any of the foregoing; but does not include Systems.

“Termination Date” means April 30, 2012 or such later date as may be mutually agreed upon in writing by the Parties.

“Termination Defect Amount” means fifty percent (50%) of the Purchase Price with respect to the total value of all of the following, to the extent attributable to the Properties being acquired by Buyer under this Agreement: (i) Casualty Losses; (ii) Alleged Adverse Conditions; provided that, if the value of any such Casualty Loss or Alleged Adverse Condition is in dispute, then for purposes of Section 17.1.8 of this Agreement, such value shall be as determined in good faith by the Seller; and, provided further that,  in no event shall the value of any Casualty Loss

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taken into account for purposes of determining whether the Termination Defect Amount has been achieved, exceed the Good Faith Allocation with respect to such Property as set forth on Exhibits “A-1” through “A-3”.

“Third Party” means any Person except those Persons who are a part of Seller Group or Buyer Group.

“Third Party Claims” means Claims brought by or owed to a Third Party, including Environmental Claims and Non-Environmental Claims; provided, that a Claim against a Party by an officer, director or employee of that Party, or of the other Parties, or of any of their respective Affiliates shall not be a Claim brought by or owed to a Third Party.

“Third Party Licenses” means licenses, agreements or other contractual arrangements between Third Parties and Seller or an Affiliate of Seller under which Seller or an Affiliate of Seller is granted the rights to use Third Party-Owned Technology in connection with the ownership or operation of the Properties.

“Third Party-Owned Technology” means Systems and Technology owned by Third Parties and currently used by Seller or an Affiliate of Seller in connection with the ownership or operation of the Properties.

“Transferable Permits” means those Permits of Seller which are transferable under Law by Seller to Buyer with or without a filing with, notice to, consent or approval of any Governmental Authority and without Seller incurring any economic burden, as set forth in Schedule 1.1-5.

“Transferred Employees” is defined in Section 14.2.

“Transition Services Agreement” means a document executed by the Parties substantially in the form of Exhibit “J”.

“Transition Period” means the period commencing on the effective date of the Transition Services Agreement and ending on the date of termination of the Transition Services Agreement.

“Treasury Regulations” means the final, temporary or proposed Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Ulysses Plant” is defined in the definition of “Ulysses Plant Remediation Project.”

“Ulysses Plant Adverse Conditions Claim Period” is defined in Section 5.2.6.

“Ulysses Plant Remediation Project” means the ongoing decommissioning, demolition, environmental remediation and restoration project being conducted by Seller at the site of the former Ulysses – Amoco Gas Processing Plant (the “Ulysses Plant”).

“Units” is defined in the definition of “Properties.”

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“WARN Act” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C.  2101, et seq., or any similar provision of any federal, state, regional, foreign or local law, rule or regulation.

“WARN Obligations” is defined in Section 14.9.

“Working Interest” or “WI” with respect to any Property that is a unit or well, the interest in and to such unit or well that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such unit or well, but without regard to the effect of any royalties, overriding royalties, production payments, net profits interests and other similar burdens upon, measured by, or payable out of production therefrom.

1.2           Certain Interpretive Provisions.  In this Agreement, unless the context otherwise requires:

(a)          the singular number includes the plural number and vice versa;

(b)          reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(c)          reference to any gender includes each other gender;

(d)          reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified (including any waiver or consent) and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof;

(e)          reference to any Article, Section, Schedule or Exhibit means such Article, Section, Schedule or Exhibit of or to this Agreement, and references in any Article, Section, Schedule, Exhibit or definition to any clause means such clause of such Article, Section, Schedule, Exhibit or definition;

(f)           any accounting term used and not otherwise defined in this Agreement has the meaning assigned to such term in accordance with GAAP, as applied by Seller;

(g)          the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular Section or other provision hereof or thereof, unless expressly so limited;

(h)          the word “including” and its derivatives means “including, but is not limited to,” and corresponding derivative expressions;

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(i)          relative to the determination of any period of time, “from” means “from and including,” “to” means “to but excluding” and “through” means “through and including;”

(j)          whenever the Parties have agreed that any approval or consent shall not be unreasonably withheld, such phrase includes the Parties’ agreement that the approval or consent shall not be unreasonably delayed or conditioned;

(k)          no consideration shall be given to the captions of the articles, sections, subsections, or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(l)           no consideration shall be given to the fact or presumption that one Party had a greater or lesser hand in drafting this Agreement; every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting party), it being understood that the Parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement;

(m)         examples shall not be construed to limit, expressly or by implication, the matter they illustrate;

(n)          a defined term has its defined meaning throughout this Agreement, and each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(o)          all references to prices, values or monetary amounts refer to United States Dollars, unless expressly provided otherwise;

(p)          each Exhibit and Schedule to this Agreement is a part of this Agreement, but if there is any conflict or inconsistency between the main body of this Agreement and any Exhibit or Schedule, the provisions of the main body of this Agreement shall prevail; and

(q)          the word “or” may not be mutually exclusive, and can be construed to mean “and” where the context requires there to be a multiple rather than an alternative obligation.

ARTICLE II
PURCHASE AND SALE OF PROPERTIES

2.1           Purchase and Sale of Properties.  On the Closing Date, upon the terms and conditions set forth in this Agreement: (a) Seller shall sell, assign and convey to Buyer, and Buyer shall purchase and accept from Seller, all of Seller’s right, title and interest in the Properties; provided, however, that the Properties shall not include the Excluded Properties and Seller expressly excepts, reserves and retains, unto itself, its Affiliates, successors and assigns,

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the Excluded Properties; and (b) Buyer shall assume the obligations and liabilities as provided in Section 12.3.

2.2           Purchase Price.  The total purchase price to be paid by Buyer to Seller in consideration for the transfers contemplated herein shall be One Billion Two Hundred Million Dollars (US $1,200,000,000) (“Purchase Price”), as adjusted in accordance with this Agreement.  On the Closing Date, the Buyer shall pay to Seller in immediately available funds by wire transfer to an account designated by Seller, an amount (the “Closing Purchase Price”) as calculated pursuant to Section 2.3.  The Closing Purchase Price is subject to further adjustment in accordance with Section 6.6.

2.3           Closing Date Payments.  The Closing Purchase Price shall be an amount equal to the Purchase Price adjusted as follows (and reflected in the Preliminary Settlement Statement and the Final Settlement Statement in accordance with Sections 6.5 and 6.6):

2.3.1           decreased by the amount of the Performance Deposit paid by Buyer to Seller;

2.3.2           increased by the amount provided for under Section 6.1;

2.3.3           increased or decreased, as appropriate, by the amount provided for under Section 6.2;

2.3.4           increased or decreased, as appropriate, by the amount provided for under Section 6.3;

2.3.5           increased or decreased, as appropriate, by the amount provided for under Section 6.4;

2.3.6           decreased, as appropriate, by any adjustments made for Properties excluded pursuant to Article 3;

2.3.7           to the extent determined prior to the Closing, decreased by the agreed or arbitrated adjustment, if any, to which Buyer is entitled for Alleged Adverse Conditions pursuant to Section 5.2 and decreased or increased, as appropriate, by any adjustments made for Properties excluded pursuant to Section 5.2;

2.3.8           to the extent determined prior to the Closing, decreased by the agreed or arbitrated adjustment, if any, to which Buyer is entitled for Casualty Loss pursuant to Article 7;

2.3.9           increased or decreased, as appropriate, by the amount of the payment for Imbalances pursuant to Section 12.7; and

2.3.10         increased or decreased, as the case may be, by any other amount mutually agreed to by the Parties in writing.

The Purchase Price, as so adjusted, shall be the “Adjusted Purchase Price.”

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2.4           Guaranty.  Prior to or contemporaneously with the execution of this Agreement, Buyer has caused Guarantor to execute and deliver to Seller the Guaranty Agreement pursuant to which Guarantor guarantees the payment and performance of each obligation of Buyer under this Agreement.

2.5           Performance Deposit.  Contemporaneously with the execution of this Agreement, Buyer shall deposit with Seller cash equal to thirty percent (30%) of the unadjusted Purchase Price (“Performance Deposit”) by wire transfer to a bank account designated by Seller prior to the Signing Date; provided, however, that if the Signing Date is not a Business Day, Buyer shall deliver the Performance Deposit to Seller at its designated bank account in the United States before 12:00 p.m. CPT on the next Business Day.

ARTICLE III
PREFERENTIAL RIGHTS AND CONSENTS TO ASSIGNMENT

3.1           Allocated Values.

3.1.1           Buyer’s good faith allocation of the value of the Properties is set forth in Exhibits “A-1” through “A-3” (“Good Faith Allocation”), and shall be used, if necessary, for purposes of Sections 3.2, 3.3 and 5.2.

3.1.2           On or before the Closing Date, Buyer and Seller will use commercially reasonable efforts agree upon an allocation of the unadjusted Purchase Price among the Properties in compliance with the principles of Section 1060 of the Code, and the Treasury Regulations thereunder.  If Seller and Buyer agree to such allocation, Seller and Buyer agree (1) that such allocation shall be used by Seller and Buyer as the basis for reporting asset values and other items for purposes of all federal, state, and local Tax Returns, including without limitation Internal Revenue Service Form 8594, (2) that neither Seller nor Buyer or any of their respective Affiliates or direct or indirect owners will take a position on any Tax Return, or before any Governmental Authority in connection with the examination of a Tax Return or in any Tax Proceeding that is in any manner inconsistent with such allocation, except as required by applicable Law or with the written consent of the other Party, and (3) Buyer and Seller agree that each shall furnish the other a copy of Form 8594 (Asset Acquisition Statement under Section 1060) proposed to be filed with the Internal Revenue Service by such Party or any Affiliate thereof thirty (30) days prior to such filing.

3.2           Preferential Rights to Purchase.

3.2.1           The Parties agree that those preferential purchase rights set forth in Schedule 3.2 that are currently attributable to the holders identified on such schedule with respect to such preferential purchase rights may be triggered by the transactions contemplated by this Agreement (collectively, the “Applicable Preferential Rights”).  For each Property subject to any Applicable Preferential Right, except any Applicable Preferential Right held by Buyer or its Affiliates, Seller shall (i) provide such notice to the applicable Third Party as may be required using the applicable Good Faith Allocation and the form of Preferential Right Notice Letter attached hereto as Exhibit “G”, or as

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otherwise mutually agreed, and (ii) comply in all other respects with the agreement under which the Applicable Preferential Right arises.  If, prior to Closing, the holder of an Applicable Preferential Right notifies Seller that it elects to exercise its Applicable Preferential Right (in accordance with and determined by the agreement under which such Applicable Preferential Right arises), the Properties subject to such exercised Applicable Preferential Right shall be excluded from this Agreement and the Purchase Price shall be reduced by the value allocated to such Property in Exhibits “A-1”, “A-2”, or “A-3”.  Buyer remains obligated to purchase the remainder of the Properties that are not affected by exercised Applicable Preferential Rights.  Upon consummation of the sale of any Properties to the holder of such Applicable Preferential Right, any such Properties shall be deemed for all purposes to constitute Excluded Properties.

3.2.2           If on the Closing Date, any Applicable Preferential Right has not been waived in writing by the holder thereof or the time for such holder to exercise such Applicable Preferential Right has not expired, then (subject to Sections 15.2, 15.3 and 17.1) the Closing with respect to the Properties to which such Applicable Preferential Right applies shall proceed upon the mutual agreement of Seller and Buyer, so long as Seller’s notification to the holder of such Applicable Preferential Right was given at least thirty (30) Days prior to such Closing Date.

3.2.3           If the Parties do not reach a mutual agreement as contemplated in the prior paragraph, then the applicable Properties shall be deemed Excluded Properties and the Closing shall otherwise proceed.  Thereafter, Seller shall promptly notify Buyer if the holder of the Applicable Preferential Right does not exercise such right prior to the expiration of such right, then within ten (10) Business Days after Buyer’s receipt of such notice, the Parties shall conduct a second closing whereby Seller shall sell, assign and convey to Buyer, and Buyer shall purchase and accept from Seller, such Property pursuant to the terms of this Agreement and for the value allocated to such Properties in Exhibits “A-1”, “A-2” or “A-3” (except “Closing Date” with respect to any such Property shall mean the date of assignment of such Property from Seller to Buyer), subject to any purchase price adjustments consistent with this Agreement.  If for any reason the purchase and sale of the Properties covered by the Applicable Preferential Rights which have been exercised by the holder thereof are not or cannot be consummated with the holder of the Applicable Preferential Rights in accordance with the agreement under which the Applicable Preferential Right arises, or the holder of the Applicable Preferential Right is unable to satisfy the conditions to closing contained therein, Seller shall promptly notify Buyer and, if the Closing has not yet occurred, the affected Property shall be included in the Closing or, if the Closing has previously occurred, then within ten (10) Business Days after Buyer’s receipt of such notice, the Parties shall conduct an additional closing whereby Seller shall sell, assign and convey to Buyer, and Buyer shall purchase and accept from Seller, such Property pursuant to the terms of this Agreement and for the value allocated to such Properties in Exhibits “A-1”, “A-2” or “A-3” (except “Closing Date” with respect to any such Property shall mean the date of assignment of such Property from Seller to Buyer), subject to any Purchase Price adjustments consistent with this Agreement.

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3.2.4           If (i) the holder of an Applicable Preferential Right validly exercises its Applicable Preferential Right after the Closing or (ii) the Parties inadvertently close on a Property subject to a preferential purchase right that is not listed on Schedule 3.2 (a “PPR”), either without having provided the required notification to the holder of such Applicable Preferential Right or PPR (“Pref Holder”) or without such Pref Holder having waived such Applicable Preferential Right or PPR or the time for such Pref Holder to exercise such Applicable Preferential Right or PPR having expired, and (ii) after the closing on such Property, the Pref Holder elects to exercise, then Buyer shall convey such Property directly to the Pref Holder, and Buyer shall be entitled to receive the consideration for such Property to be paid by such Pref Holder directly from such Pref Holder; provided, however, that if such Pref Holder requires that the conveyance of such Property be made by Seller, then Buyer shall re-convey such Property to Seller in exchange for a refund from Seller of the Good Faith Allocation of such Property, and Seller shall then convey such Property to such Pref Holder and be entitled to retain the consideration for such Property paid by such Pref Holder, in each of the foregoing cases, subject to any purchase price adjustments consistent with this Agreement.

3.2.5           Any Applicable Preferential Right or PPR must be exercised subject to all the terms and conditions of this Agreement, including the payment to Seller of the Performance Deposit upon exercise of the Applicable Preferential Right or PPR.

3.2.6           For the avoidance of doubt, Third Party Claims relating to or arising out of Applicable Preferential Rights or PPRs to the extent related to (i) a Good Faith Allocation or (ii) Buyer’s agreement to proceed with Closing prior to receipt of a written waiver or expiration of an Applicable Preferential Right or PPR (any such Third Party Claim, a “PPR Claim”) shall not be a Seller Retained Liability but shall be the responsibility of Buyer (without regard to any deductibles or thresholds contained in this Agreement that may be otherwise applicable).  Buyer releases Seller Group from and shall fully protect, defend, indemnify and hold harmless Seller Group from and against any and all PPR Claims, no matter whether arising before, on or after the Closing Date.  This indemnity and defense obligation shall apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect.

3.2.7           Notwithstanding anything to the contrary herein, Buyer will have no obligation to purchase any Property that was treated as an Excluded Property pursuant to Section 3.2.3 after the Cut-Off Date.

3.3           Consents to Assignment.

3.3.1           If a required consent to assignment of a Property (other than Contracts or Customary Post-Closing Consents) has not been obtained prior to Closing, the Property with respect to which consent is required but not obtained shall be excluded from this Agreement and the Purchase Price shall be adjusted by the value allocated to such Property in Exhibits “A-1”, “A-2” or “A-3”, if any.  Buyer remains obligated to

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purchase from Seller the remainder of the Properties that are not subject to such unobtained required consent, subject to the terms and conditions of this Agreement.  If Seller subsequently obtains any required consents prior to the Cut-Off Date not obtained prior to or at Closing, Seller shall promptly notify Buyer and within ten (10) Business Days after Buyer’s receipt of such notice, Seller shall sell, assign and convey to Buyer and Buyer shall purchase and accept from Seller such Properties pursuant to the terms of this Agreement and for the value allocated to such Properties in Exhibits “A-1”, “A-2” or “A-3”, if any, with respect to such affected Property (except “Closing Date” with respect to such Property shall mean the date of assignment of such Property from Seller to Buyer).

3.3.2           With respect to Contracts constituting Properties that require consent to assignment (other than Customary Post-Closing Consents), Seller shall use Commercially Reasonable Efforts to obtain such consent prior to Closing using the form of Consent Notice Letter attached hereto as Exhibit “H”, or as otherwise mutually agreed, and if such consent has not been obtained prior to Closing, upon the mutual agreement of the Parties, Seller shall execute and deliver such instruments and take such other actions as Buyer may reasonably request to carry out the intent of this Agreement and the transfer of such Contracts.  Such instruments and actions shall include the execution of back-to-back agreements to effect the transfer to Buyer of the benefits and burdens of or on Seller under such Contracts which Seller is obligated to perform (provided that entering into such back-to-back agreements does not result in a breach of any obligations under any such Contract).  In any such back-to-back agreement (i) Seller shall continue to be bound thereby and (ii) (A) Buyer shall perform and discharge fully all the obligations of Seller thereunder after the Effective Time and indemnify Seller for all Claims arising out of such performance by Buyer, (B) Seller shall, without further consideration therefor, pay, assign and remit to Buyer promptly all monies, rights and other considerations received in respect of such performance, (C) Seller shall promptly exercise or exploit the beneficial rights and options of Buyer under such Contract at Buyer’s expense and (D) if and when any such consent shall be obtained or such a Contract shall otherwise become assignable, Seller shall promptly assign, in a manner consistent with Section 2.1, its rights and obligations under such Contract to Buyer and Buyer shall, without the payment of any further consideration therefor, assume such rights and obligations and continue to indemnify Seller as stated above.  To the extent that Seller is unable to assign a Contract with respect to which Seller has elected that this Section 3.3.2 shall apply, Seller shall use Commercially Reasonable Efforts to continue to seek consent to assignment of such Contract until the earlier of (x) the first anniversary of the Closing Date or (y) the date such Contract is terminated in accordance with its terms or otherwise at the direction of Buyer, to the extent such termination does not breach such Contract.

3.4           Applicable Consents and Waivers.  Each Party hereby gives, and shall cause its Affiliates to give, any required consents and hereby waives, and shall cause its Affiliates to waive, any Applicable Preferential Rights or PPRs held by such Party or its Affiliates.

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ARTICLE IV
TITLE REVIEW

4.1           Review of Title Records.  After execution and delivery of this Agreement and prior to the Closing Date, Seller shall make available to Buyer and Buyer’s representatives, at reasonable times during Seller’s regular business hours and at their current locations (or such other locations as Seller designates) upon reasonable notice, for examination and copying, at Buyer’s expense, Records in Seller’s possession relating to title to the Properties.  If Buyer requests copies of title Records, Seller shall use its Commercially Reasonable Efforts to provide the requested copies to Buyer at Buyer’s expense.  Such review will be subject to the terms of the Confidentiality Agreement.

4.2           Waiver.  Buyer (on behalf of Buyer Group and their successors and assigns) hereby irrevocably waives and releases for all purposes all objections and defects and Claims (whether known or unknown) associated with the title to the Properties, except for any special warranty of title given in the Assignment and Bill of Sale or Deed. For the avoidance of doubt, this Section 4.2 shall not diminish or affect in any way the Parties’ rights and obligations under Section 19.6 or any indemnity provided in this Agreement.

ARTICLE V
CONDITION OF THE PROPERTIES

5.1           Access.  Commencing after the Signing Date and until the Closing Date, but subject to the succeeding sentence, Seller shall provide Buyer access (during Seller’s regular business hours and to the extent it does not unreasonably interfere with Seller’s operations) to the Properties that it operates, and Seller shall use Commercially Reasonable Efforts to obtain permission for Buyer to gain access to the Properties that are operated by Third Parties after the Signing Date, to conduct a Phase I analysis of the same subject to the following conditions, it being agreed that Buyer and its Representatives may not conduct any Invasive Activities or inspections (other than a visual inspection) and may not operate any equipment or machinery in the course of such inspection.  Notwithstanding anything otherwise provided in this Agreement, Buyer shall not have the right to access the Ulysses Plant until Seller provides Buyer notice in accordance with Section 5.2.6 that Seller has completed the Ulysses Plant Remediation Project.  Such inspection shall be (a) conducted in accordance with the terms of the Confidentiality Agreement, (b) subject to any releases or other agreements required by the operator of the Properties, (c) only for the purpose of effecting the transactions contemplated by this Agreement and (d) subject at all times to Buyer’s and its Representatives’ compliance with Seller’s (or the applicable Third Party operator’s) applicable policies and procedures, including Seller’s (or the applicable Third Party operator’s) code of conduct, digital security, health, safety, security, and environmental policies and procedures.  If, at any time, Seller believes in good faith that Buyer or any of its Representatives have not complied with Seller’s (or the applicable Third Party operator’s) applicable policies and procedures, then Seller may immediately terminate Buyer’s and its Representatives’ access to the Properties.  Buyer shall be responsible for arranging, at its own cost, transportation to and from any such Properties.  From and after the Signing Date until the Closing Date, Seller shall make available to Buyer and its Representatives, at reasonable times (which may be outside of normal business hours, such as evening hours and on weekends, if approved by Seller) and at their current locations (or such other locations as Seller designates)

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upon reasonable notice, for examination and copying, all Records (other than title Records and title information, which Records and information are exclusively covered in Section 4.1) relating to the condition of the Properties insofar as the same are in possession of Seller or its Affiliates and, prior to the Signing Date, are not located at the Properties; provided, that Seller may restrict access and provision of information to the extent it reasonably believes necessary to (i) comply with existing confidentiality obligations owed to Third Parties (provided further that Seller shall use its Commercially Reasonable Efforts to secure waivers of any such confidentiality obligations), (ii) ensure compliance with antitrust and other Laws, (iii) preserve the secrecy of confidential information to the extent not related to the Properties and (iv) preserve a valid legal privilege relating to existing or anticipated Third Party Claims.  From and after the Signing Date until the Closing Date, at reasonable times and upon reasonable notice, Seller shall afford Buyer and such Buyer’s Representatives reasonable access to selected employees of Seller Group that have been involved with the operation of the Properties solely to the extent such access does not disrupt the daily activities of such employees in any material respect.  To the fullest extent permitted by Law, Buyer (on behalf of Buyer Group and their successors and assigns) shall indemnify, defend and hold harmless Seller Group, the other owners of interests in the Properties and their respective officers, directors, managers, employees, agents and representatives, from any and all Claims, including those for (1) any injury, illness or death of any Persons including Buyer Group, Seller Group or their respective Representatives; (2) damages to property (including damage to property of Third Parties, Seller Group, Buyer Group or their respective and/or of Buyer’s Representatives); and (3) damages to natural resources or environmental damage to or associated with the Properties to the extent caused by, arising out of, or resulting from the activities of Buyer Group or its Representatives in connection with any site visit or physical inspection of the Properties even if such indemnified event is caused by, arises out of or results from the active or passive, sole, concurrent or comparative negligence or gross negligence, strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of the aforesaid indemnified parties, or any pre-existing defect, but not to the extent that such indemnified event or occurrence is caused by or the result of willful misconduct of such indemnified parties.

5.2           Alleged Adverse Conditions.

5.2.1           Subject to Section 5.2.6, as soon as reasonably practicable, but not later than the earlier of: (i) five (5) Business Days prior to the Closing Date, and (ii) forty-five (45) Days after the Signing Date (such time period, the “Adverse Condition Claim Period”), Buyer may notify Seller in writing of any Adverse Conditions with respect to any of the Properties (each, an “Alleged Adverse Condition”).  Buyer’s notice asserting Alleged Adverse Conditions shall include a complete description and full explanation (including copies of any and all supporting documentation associated therewith) of each individual Alleged Adverse Condition being claimed and an estimate of the Prudent Cost Response that Buyer in good faith attributes to bringing such condition into compliance with Environmental Laws (such notice, an “Adverse Condition Notice”).  The Parties shall meet from time to time as necessary in an attempt to agree on a resolution with respect to any outstanding Alleged Adverse Conditions timely raised hereunder.

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5.2.2           Seller has the right, but not the obligation, to attempt, at its sole cost, to cure or remove any Alleged Adverse Condition with respect to the Properties of which it has been duly advised by Buyer during the Adverse Condition Claim Period or Ulysses Plant Adverse Conditions Claim Period (as applicable).  If prior to Closing or, solely with respect to Adverse Condition Notices delivered in accordance with Section 5.2.6, if within ten (10) Business Days after the end of the Ulysses Plant Adverse Conditions Claim Period, Seller has given notice to Buyer that it elects to attempt to correct the Alleged Adverse Condition, then Seller may elect, by written notice to Buyer prior to the Closing, to continue to correct such condition to completion following Closing; provided that if such Alleged Adverse Condition is not corrected on or before one hundred eighty (180) Days after the Closing or one hundred eighty (180) Days after the end of the Ulysses Plant Adverse Condition Claim Period: (i) with respect to Alleged Adverse Conditions raised pursuant to Section 5.2.6 or (ii) if the Adverse Condition Threshold Amount is first exceeded during the Ulysses Plant Adverse Condition Claim Period, then, upon Seller’s receipt of written notice from Buyer of such non-completion given within thirty (30) Days following the end of such one hundred eighty (180) Day period, and subject to the right of Seller to initiate binding arbitration in accordance with the provisions set forth in Article 18 to resolve any dispute regarding any such alleged non-completion, Seller shall pay to Buyer, subject to Section 5.2.5, an amount equal to the remaining Prudent Cost Response for such Alleged Adverse Condition.

5.2.3           If the Parties are unable to agree as to the existence, validity, value or resolution of one or more of the Alleged Adverse Conditions prior to Closing (such inability to agree, an “Adverse Condition Dispute”), then (subject to Sections 15.2, 15.3 and 17.1) Buyer shall be obligated to Close and, except as to Alleged Adverse Conditions of which Seller has given notice to Buyer that it elects to correct (as provided above), at Seller’s election either: (i) the affected Property shall be an Excluded Property and the Purchase Price shall be reduced by the Good Faith Allocation of such Property, (ii) subject to Section 5.2.5, Seller shall indemnify Buyer pursuant to Section 8.3.2 and the Property shall remain a Property acquired by Buyer without any adjustment of the Purchase Price or (iii) subject to Section 5.2.5, the Property shall remain a Property acquired by Buyer and the Purchase Price shall be reduced by an amount equal to the lesser of the Good Faith Allocation of such Property and the Prudent Cost Response for such Alleged Adverse Condition; provided however, that either Party may initiate, within sixty (60) Days after Closing (but not later), binding arbitration in accordance with the provisions set forth in Article 18 to resolve any dispute arising prior to Closing regarding any Alleged Adverse Condition or the Prudent Cost Response thereof, except as to Alleged Adverse Conditions of which Seller has given notice that it elects to cure (as provided in Section 5.2.2).  Notwithstanding the foregoing sentence, either Party may initiate, within sixty (60) Days after the one hundred eighty (180) Day cure period (but not later), binding arbitration in accordance with the provisions set forth in Article 18 to resolve any dispute regarding the failure to pursue diligently a cure or completion of the cure of an Alleged Adverse Condition that Seller has elected to cure.

5.2.4           Notwithstanding anything to the contrary in Article 18, any arbitration initiated under this Section 5.2 shall be exclusively and finally resolved by a single arbitrator if the Adverse Condition Dispute involves less than Five Million Dollars

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($5,000,000) and by a panel of three arbitrators if the Adverse Condition Dispute involves more than Five Million Dollars ($5,000,000). Any such arbitrator (the “Environmental Referee”) shall be an environmental attorney(s) with at least ten (10) years experience in oil and gas facility environmental matters, shall have not at any point in the past ten (10) years represented or been adverse to either Party (or any of their Affiliates) and shall be selected by mutual agreement of Buyer and Seller within thirty (30) Days after the initiation of binding arbitration under Article 18, and absent such agreement, shall be selected by the Houston, Texas regional office of the AAA upon written request of either Party.  Except as otherwise provided in the two preceding sentences, Adverse Condition Dispute arbitrations shall be conducted in accordance with Article 18.

5.2.5           Notwithstanding anything contained in this Agreement to the contrary but subject to Seller’s indemnification obligations set forth in Sections 8.2, 8.3 and 8.6, Buyer shall not be entitled to a Purchase Price adjustment, an indemnity or any other remedy relating to an Adverse Condition unless (i) a Claim for the Alleged Adverse Condition is asserted by Buyer within the Adverse Condition Claim Period or the Ulysses Plant Adverse Conditions Claim Period (as applicable), (ii) the amount of the Prudent Cost Response for such individual Alleged Adverse Condition exceeds a threshold amount of One Million Dollars ($1,000,000) (the “Adverse Condition Threshold Amount”), and (iii) the Aggregate Transaction Claims for which Seller is responsible exceeds the Aggregate Deductible Amount (it being acknowledged and agreed that, subject to the provisions of Sections 8.2, 8.3 and 8.6, Buyer shall be solely responsible for and bear all costs and expenses or loss of value associated with each individual Alleged Adverse Condition asserted by Buyer hereunder up to the Adverse Condition Threshold Amount and for the aggregate of the Alleged Adverse Conditions to the extent they do not, when combined with the other Aggregate Transaction Claims for which Seller is responsible, exceed the Aggregate Deductible Amount).  Seller’s election to attempt to cure, or to provide indemnity against an Alleged Adverse Condition, shall not constitute a waiver of Seller’s right to dispute the existence, nature or value of, or cost to cure, the Alleged Adverse Condition.  Notwithstanding anything in this Agreement to the contrary, Buyer may not assert an Alleged Adverse Condition with respect to a Property (i) of which it is the operator or (ii) in which it owns an interest and with respect to which it is aware of such Alleged Adverse Condition.

5.2.6           Notwithstanding anything otherwise provided in this Section 5.2.6, Buyer shall have the right to provide Seller an Adverse Condition Notice related solely to the Ulysses Plant for a period beginning on the Day Seller gives Buyer written notice that Seller has completed the Ulysses Plant Remediation Project and ending on the Day which is thirty (30) Days later (the “Ulysses Plant Adverse Conditions Claim Period”).  Except as otherwise expressly provided in this Section 5.2.6, any Alleged Adverse Conditions related to the Ulysses Plant shall be subject to the procedures set forth in Section 5.2.

5.3           Waiver.  Except as provided in the next sentence of this Section 5.3, Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives and releases for all purposes all objections and Claims associated with the environmental,

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physical, contractual and any other conditions of any Properties (including Adverse Conditions and Alleged Adverse Conditions) unless (a) asserted within the Adverse Condition Claim Period or the Ulysses Plant Adverse Conditions Claim Period (as applicable) and as otherwise required by Section 5.2 and (b) in excess of the Adverse Condition Threshold Amount and the Aggregate Deductible Amount; provided however, all Alleged Adverse Condition Claims are deemed waived for all purposes by Buyer unless they are either settled by written agreement of the Parties or referred to arbitration under Article 18 in either case (x) within sixty (60) Days after the Adverse Condition Claim Period as provided in Section 5.2.3 or the Ulysses Plant Adverse Conditions Claim Period (as applicable), or (y) within sixty (60) Days after the cure period lasting one hundred eighty (180) Days after the Adverse Condition Claim Period or the Ulysses Plant Adverse Conditions Claim Period (as applicable), for those Alleged Adverse Conditions for which Seller provides Buyer notice that it will continue attempting to bring into compliance with Environmental Law after the Adverse Condition Claim Period or the Ulysses Plant Adverse Conditions Claim Period (as applicable), and, subject to the foregoing exceptions, Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives and releases and shall be solely responsible for any and all Claims it and they may have against Seller and Seller Group with respect to environmental, physical, contractual and any other conditions of the Properties (including Adverse Conditions and Alleged Adverse Conditions).  For the avoidance of doubt, this Section 5.3 shall not diminish or affect in any way the Parties’ rights and obligations under any indemnities provided in this Agreement, including the indemnities set forth in Sections 8.3 and 8.6.

ARTICLE VI
ACCOUNTING

6.1           Products and Line Fill.  Seller shall measure all Hydrocarbons, plant products and residue gas associated with the Properties and stored in tanks and vessels to the bottom of the applicable flange as of the Effective Time.  Seller shall determine the Line Fill, if any, as of the Effective Time.  Seller shall be entitled to the proceeds of such Hydrocarbons, helium and other inerts, plant products and residue gas produced or attributable to the Properties and saved for any period prior to the Effective Time, and shall be entitled to the Line Fill, if any, as of the Effective Time, all at the prices set forth in Schedule 6.1; provided, however, that all of the foregoing shall be less any applicable production tax, severance tax or similar Tax or other applicable deductions.   Unless the actual amounts are readily available to Seller reasonably in advance of Closing, the estimated amounts to which Seller is entitled shall be included in the calculation of the Closing Purchase Price and shall be incorporated into the Preliminary Settlement Statement.  The actual amounts to which Seller is entitled (to the extent the same differ from the estimate included in the Preliminary Settlement Statement) shall be accounted for in the Final Settlement Statement if they were not accounted for in the Preliminary Settlement Statement.  Buyer shall be entitled to the proceeds of Hydrocarbons, helium and other inerts, plant products and residue gas produced or attributable to the Properties and saved for any period after the Effective Time.

6.2           Revenues, Expenses and Capital Expenditures.  Except as expressly provided otherwise in this Agreement:

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6.2.1           Seller is entitled to all revenues and accounts receivable attributable to the Properties it transfers, and is responsible for all expenses, accounts payable and capital expenditures attributable to the Properties it transfers, in each case to the extent they relate to the period prior to the Effective Time.

6.2.2           Seller also is entitled to the sum of Three Hundred Forty Thousand Dollars (US$340,000) per month (prorated on a daily basis for any partial month) (as an agreed reimbursement in lieu of Seller’s actual overhead) for the period from the Effective Time until the Closing Date.

6.2.3           Buyer is entitled to all revenues and accounts receivable attributable to the Properties it acquires, and is responsible for all expenses, accounts payable and capital expenditures attributable to the Properties it acquires, in each case to the extent they relate to the period from and after the Effective Time.

6.2.4           Seller shall estimate the above amounts and incorporate such estimate into the Preliminary Settlement Statement.  The actual amounts (to the extent the same differ from the estimate included in the Preliminary Settlement Statement) shall be accounted for in the Final Settlement Statement.

6.3           Taxes.

6.3.1           Seller shall bear all Taxes attributable to the ownership or operation of the Properties prior to and including the Closing Date, in the case of income, franchise, margin and similar Taxes and prior to the Effective Time, in the case of all other Taxes, and all deductions, credits or refunds pertaining to the aforementioned Taxes, no matter when received, shall belong to Seller.  Buyer shall bear all Taxes attributable to the ownership or operation of the Properties after the Closing Date, in the case of income, franchise, margin, and similar Taxes and on and after the Effective Time, in the case of all other Taxes and all deductions, credits or refunds pertaining to the aforementioned Taxes no matter when received, shall belong to Buyer.  Property Taxes, whether or not based on production, shall be prorated based on a percentage of the assessment period occurring before and after the Effective Time.  Property Taxes based on production (other than severance) shall be deemed by the Parties to apply to production in the Tax period for which the Tax is levied.  Seller shall estimate all Taxes attributable to the ownership or operation of the Properties (excluding Seller’s income taxes, franchise taxes or margin taxes) and incorporate such estimate, to be reasonably acceptable to Buyer, into the Preliminary Settlement Statement.  The actual amounts (to the extent the same differ from the estimate included in the Preliminary Settlement Statement) shall be accounted for by the Parties in the Final Settlement Statement.

6.3.2           Buyer acknowledges that Sales Tax may be due and owing as a result of Seller’s transfer of the Properties to Buyer and that Buyer is solely liable for any and all such Sales Tax.  In Exhibit “A-2”, Buyer and Seller have agreed on the value of the tangible personal property being transferred.  Seller shall provide Buyer with such documentation and information as Buyer shall reasonably request in connection with Buyer’s determination as to whether any of the tangible personal property being

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transferred is eligible for an “isolated or occasional sale” exemption from Sales Tax.  Prior to the delivery of the Preliminary Settlement Statement, Buyer shall provide Seller with documentation detailing the basis for Buyer’s allocation of the Purchase Price to any Property that is or is not subject to Sales Tax.  Buyer shall pay any Sales Tax on its acquisition of all nonexempt tangible personal property by means of incorporating the amount into the Preliminary Settlement Statement (and the actual amounts, to the extent the same differ from the estimates included in the Preliminary Settlement Statement, shall be accounted for in the Final Settlement Statement) and Seller shall remit the Sales Tax collected from Buyer to the applicable Governmental Authority.  If Buyer qualifies for any exemptions, at least three (3) Business Days prior to Closing, Buyer shall provide Seller with any exemption certificates required by state Law and Seller shall be released from collecting Sales Tax on otherwise taxable items that qualify for such exemptions.  If Seller is required to pay any Sales Tax, interest or penalty thereon other than amounts taken into account in the Preliminary Settlement Statement (as adjusted by the Final Settlement Statement), Buyer shall reimburse Seller within thirty (30) Days after receipt of Seller’s written notice of the payment.  Notwithstanding anything contained in this Agreement to the contrary, Buyer (on behalf of Buyer Group and their successors and assigns) releases Seller Group from and shall fully protect, defend, indemnify and hold harmless Seller Group from and against any and all Claims (no matter when asserted) relating to, arising out of, or connected with, directly or indirectly, Sales Tax resulting from or associated with Seller’s transfer of the Properties to Buyer.  These indemnity and defense obligations will apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence), strict liability, breach of duty (statutory or otherwise), or other fault of Seller Group, or any pre-existing defect.

6.3.3           Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of original or amended Tax Returns and any audit, litigation, refund claim or other proceeding (each a “Tax Proceeding”) with respect to Taxes, provided that, except to the extent such cooperation relates to Taxes for which the Party asked to cooperate would be responsible under this Agreement, such requested Party (i) shall incur no additional costs, expenses, fees or liabilities or (ii) shall be reimbursed for all additional costs, expenses, fees or liabilities as a result of or connected with the request. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records, accounting data and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Notwithstanding anything to the contrary in this Agreement, the Buyer and Seller agree (a) to retain all books and records with respect to Tax matters pertinent to the Properties relating to any taxable period beginning before the Closing Date until thirty (30) Days after the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority and (b) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Buyer or Seller, as the case may be, shall allow the other Party to take possession of such books and records.  Buyer and Seller further agree, upon

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request, to use their Commercially Reasonable Efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

6.3.4           Seller shall retain authority to settle any Tax Proceedings relating to Taxes for all tax periods prior to the Effective Time, and to file any amended Tax Returns resulting from any such settlement; provided, however, that Seller shall take no action with respect to Taxes that would increase Buyer’s liability for Taxes under this Agreement or otherwise.  Buyer shall have authority to settle any Tax Proceedings relating to Tax for tax periods after the Effective Time and to file any amended Tax Returns resulting from any such settlement; provided, however, that Buyer shall take no action with respect to Taxes that would increase Seller’s liability for Taxes under this Agreement or otherwise.

6.4           Obligations and Credits.  All Prepaid Amounts attributable to the Properties or other amounts paid by Seller (including amounts paid pursuant to an authorization for expenditure) prior to the Effective Time in respect of the Properties for services performed (or to be performed) or goods purchased (or to be purchased) after the Effective Time, and not otherwise taken into account in the Preliminary Settlement Statement, shall be reimbursed to Seller by Buyer as provided in this Section 6.4.  Seller shall estimate the above amounts and incorporate such estimate into the Preliminary Settlement Statement.  The actual amounts (to the extent the same differ from the estimates included in the Preliminary Settlement Statement) shall be accounted for in the Final Settlement Statement.

6.5           Preliminary Settlement Statement.  No later than three (3) Business Days prior to the Closing Date, Seller shall submit to Buyer a preliminary settlement statement in substantially the form of Exhibit “I” (the “Preliminary Settlement Statement”) and include therewith an estimate, prepared in good faith, of the Purchase Price due by Buyer, taking into account the estimate of adjustments permitted hereunder as identified on such form.  In connection with Seller’s preparation of the Preliminary Settlement Statement, Buyer shall cooperate by timely delivering to Seller all information in its possession relevant to the preparation of the Preliminary Settlement Statement that is requested by Seller and that relates to the Properties.  Buyer shall have two (2) Business Days to review the Preliminary Settlement Statement.  On the Day following the expiration of such two (2) Business Day review period, Buyer shall submit a written report containing any changes Buyer proposes to be made to the Preliminary Settlement Statement.  The Parties shall attempt to agree on a final Preliminary Settlement Statement no later than one (1) Day prior to Closing.  If the Parties are unable to agree by that date, Seller’s good faith estimate shall be used to determine the adjustments to the Purchase Price to be used at Closing in the Preliminary Settlement Statement.

6.6           Final Settlement Statement.  As soon as reasonably practicable, but in no event later than one hundred eighty (180) Days after the end of the Transition Period, Seller shall deliver to Buyer a statement setting forth the adjustments to the Purchase Price pursuant to this Article 6 and any other adjustments to the Purchase Price expressly permitted hereunder, in substantially the form of the Preliminary Settlement Statement (the “Final Settlement Statement”).  Upon request, Seller shall provide accounting support for any entry on the Final

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Settlement Statement of which Buyer is not already in possession.  As soon as reasonably practicable, but in no event later than forty-five (45) Days after Buyer receives the Final Settlement Statement, Buyer may deliver to Seller a written report containing any changes that Buyer proposes in good faith to be made to such statement, stating in reasonable detail its objections and the amounts to which it objects.  If Buyer fails to timely deliver the written report to Seller containing changes Buyer proposes to be made to the Final Settlement Statement, the statement as delivered by Seller shall be deemed to be correct and shall be final and binding on the Parties and not subject to further review, audit, arbitration or legal proceedings.  If Buyer timely delivers the written report to Seller containing changes Buyer proposes to be made to the Final Settlement Statement, then as soon as reasonably practicable, but in no event later than thirty (30) Days after Seller receives Buyer’s written report, the Parties shall meet and undertake to agree on the final adjustments to the Final Settlement Statement.  If the Parties fail to agree on the final adjustments within the thirty (30) Day period, then either Party, by written notice to the Accounting Referee and the other Party, may submit the disputed items to the Accounting Referee for resolution (with copy concurrently delivered to the other Party).  Each Party shall have the right to submit to the Accounting Referee (with copy concurrently delivered to the other Party) (i) a position statement on such disputed items within ten (10) Business Days after receipt of the notice to the Accounting Referee and (ii) a rebuttal statement to the other Party’s position statement within ten (10) Business Days after expiration of such ten (10) Business Day period.  Failure of a Party to timely submit its position statement to the Accounting Referee shall constitute a waiver by such Party as to each particular item in dispute and its agreement to the amount proposed by the other Party.  Either Party may request that the Accounting Referee accept or decline the appointment in writing within ten (10) Business Days after its receipt of the initial position statement.  The Accounting Referee will make a determination resolving the disputed items to be reflected in the Final Settlement Statement based on the written position statements and rebuttal statements from Buyer and Seller and the Accounting Referee shall not take any testimony or hear any oral argument.  The Accounting Referee may request, as it deems appropriate, any additional information from (and provide opportunity to rebut responses to) the Parties, with notice to both Parties of all such requests and the related responses.  The Parties shall respond promptly to all requests from the Accounting Referee for additional information and clarification.  The Accounting Referee shall address only those items in dispute and may not determine the disputed items to be greater than the greatest amount claimed by a Party or smaller than the smallest amount claimed by a Party.  The Accounting Referee shall resolve the disputes within thirty (30) Days after expiration of the ten (10) Day rebuttal period.  The decision of the Accounting Referee shall be in writing and will be final and binding on and non-appealable by the Parties, absent manifest error.  The fees and expenses associated with the Accounting Referee shall be borne equally by Buyer and Seller and paid promptly upon receipt of the Accounting Referee’s invoices.  Any amounts owed by one Party to the other Party as a result of the Final Settlement Statement shall be paid within fifteen (15) Business Days after the date when the amounts are agreed upon by the Parties, are deemed correct as provided above or the Parties receive the decision of the Accounting Referee, and the amounts included in the Final Settlement Statement shall be final and binding between the Parties and not subject to further audit, arbitration or other legal proceeding.  The Accounting Referee shall act as an expert for the limited purpose of determining the specific disputed matter submitted by either Party and may not award damages or penalties to either Party with respect to any matter.  Except as expressly provided herein, whenever the Accounting Referee is retained to resolve a dispute as provided

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pursuant to this Agreement, the Accounting Referee may determine the issues in dispute following such procedures, consistent with the express provisions of this Agreement, as the Accounting Referee deems appropriate to the circumstances and with reference to the amounts in issue.  Except as expressly provided herein, the Parties do not intend to impose any particular procedures upon the Accounting Referee, it being the desire of the Parties that any such disagreement shall be resolved as expeditiously and inexpensively as reasonably practicable.

6.7           Post-Closing Revenues.  Except as expressly provided otherwise in this Agreement, Buyer shall pay Seller any and all amounts received after Closing by Buyer (to the extent not accounted for in the Final Settlement Statement or the Transition Services Agreement) that are attributable to the ownership of the Properties prior to the Effective Time.  Except as expressly provided otherwise in this Agreement, Seller shall pay Buyer any and all amounts received after Closing by Seller (to the extent not accounted for in the Final Settlement Statement or the Transition Services Agreement) that are attributable to the ownership of the Properties after the Effective Time.  The Party responsible for the payment of amounts received shall reimburse the other Party within ninety (90) Days after the end of the month in which such amounts were received by the Party responsible for payment and, if paid, no further adjustments shall be made with respect to such amounts in the Final Settlement Statement.

6.8           Post-Closing Expenses.  Except as expressly provided otherwise in this Agreement, Seller shall reimburse Buyer for any and all costs and disbursements paid after Closing by Buyer (to the extent not accounted for in the Final Settlement Statement or the Transition Services Agreement) that are attributable to the ownership of the Properties prior to the Effective Time.  Except as expressly provided otherwise in this Agreement, Buyer shall reimburse Seller for any and all costs and disbursements paid after Closing by Seller (to the extent not accounted for in the Final Settlement Statement or the Transition Services Agreement) that are attributable to the ownership of the Properties after the Effective Time.  The Party responsible for the payment shall reimburse the other Party within ninety (90) Days after the end of the month in which the applicable invoice and proof of payment of such invoice were received by the Party responsible for payment and, if paid, no further adjustments shall be made with respect to such amounts in the Final Settlement Statement.

6.9           Audits.  Seller has retained audit claims and other Claims against Third Parties related to periods as an Excluded Property, as more specifically described in Section 2.1.  Notwithstanding anything in this Agreement to the contrary, (i) Seller shall have the right to conduct and participate in audits and other Claims related to joint operations or plant activities provided for under any construction, operation, gas processing, gas purchase, transportation or other Contract relating to the Properties in accordance with the terms thereof and any audits or Claims conducted by any Governmental Authority (whether or not being conducted as of the Closing Date), in each case to the extent any such audit or Claim relates to periods prior to the Closing Date and (ii) no audit or other Claim of Seller relating to the Properties is waived or released by Seller under this Agreement nor shall any indemnity in this Agreement affect any such audit Claim by Seller Group related to joint operations under any operating or other agreement relating to the Properties in accordance with the terms thereof to the extent any such audit relates to periods for which Seller Group is responsible under this Agreement.

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ARTICLE VII
CASUALTY LOSS

7.1           Notice of Casualty Loss.  From the Signing Date until Closing, Seller shall notify Buyer in a reasonably timely manner of each instance of Casualty Loss with respect to the Properties known to Seller.

7.2           Resolution of Casualty Loss.

7.2.1           If, after the Signing Date but prior to the Closing Date, any Property suffers a Casualty Loss, then (subject to Sections 15.2, 15.3 and 17.1) Buyer shall nevertheless be required to proceed to Closing with respect to such Property and Seller shall elect by written notice to Buyer prior to Closing either (i) to cause, at Seller’s sole cost and expense, any such Property affected by a Casualty Loss to be repaired or restored to a quality and condition comparable to that existing with respect to such Property immediately before the Casualty Loss using the Prudent Cost Response (in the case of expenditures necessary to comply with Environmental Laws), as promptly as reasonably practicable (which work may extend after the Closing Date, so long as Seller is diligently pursuing such repairs or restoration activities but not longer than one hundred eighty (180) Days after the Closing Date unless mutually acceptable to the Parties) or (ii) to make an appropriate monetary adjustment to the Purchase Price reflecting the “reduction in value” of such Casualty Loss in accordance with Section 7.2.2.

7.2.2           For the purposes of this Article 7, “reduction in value” due to a Casualty Loss is based on the principle that Seller should generally bear the costs of repair and restoration of such Property to a quality and condition comparable to that existing with respect to such Property immediately before the Casualty Loss, limited (i) in the case of expenditures necessary to comply with Environmental Laws, to the lesser of (A) the Prudent Cost Response and (B) the Good Faith Allocation applicable to the affected Property in Exhibits “A-1”, “A-2”, or “A-3” and (ii) in the case of expenditures not necessary to comply with Environmental Laws, to the Good Faith Allocation applicable to the affected Property in Exhibits “A-1”, “A-2”, or “A-3” and (iii) in all cases, to the amount which, when combined with the other Aggregate Transaction Claims for which Seller is responsible, exceeds the Aggregate Deductible Amount; provided that, if such repair or restoration costs result in the Properties having a quality or condition better than that existing immediately prior to the Casualty Loss, Buyer shall bear, or reimburse Seller if already incurred by Seller, an equitable portion of such repair or restoration costs.  If Section 7.2.1(ii) is applicable, Seller shall notify Buyer at least ten (10) Days prior to the Closing of its proposed monetary adjustment and if the Parties have a dispute regarding the amount of the appropriate monetary adjustment (such dispute, a “Casualty Loss Dispute”), the Parties shall Close with an adjusting payment to Buyer in the amount of Seller’s good faith estimate of the reduction in value associated with such Casualty Loss and equitable allocation of repair or restoration costs to Buyer; provided, however, either Party may initiate, within thirty (30) Days (but not later) after the Closing Date, binding arbitration in accordance with Article 18 to resolve the Casualty Loss Dispute by delivering to the other Party a written notice setting forth the

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Casualty Loss in dispute, the Properties affected, the specific description of the Casualty Loss, such Party’s good faith estimate of the value of such Casualty Loss and equitable allocation of cost, and any available documentation upon which such Party’s belief is based as to the existence, validity, value or cure of such Casualty Loss (such notice, a “Casualty Loss Dispute Notice”).

7.2.3           Notwithstanding anything to the contrary in Article 18, any arbitration initiated under this Section 7.2 shall be exclusively and finally resolved by a single arbitrator if the Casualty Loss Dispute involves less than Ten Million Dollars ($10,000,000) and by a panel of three arbitrators if the Casualty Loss Dispute involves more than Ten Million Dollars ($10,000,000).  Any such arbitrator (the “Casualty Referee”) shall be an insurance loss consultant(s) with at least ten (10) years experience in oil and gas facility insurance loss analysis matters, shall have not at any point in the past ten (10) years represented or been adverse to either Party or any of their Affiliates and shall be selected by mutual agreement of Buyer and Seller within fifteen (15) Days after the delivery and receipt of the applicable Casualty Loss Dispute Notice, and absent such agreement, shall be selected by the Houston, Texas regional office of the AAA upon written request of either Party.  Except as otherwise provided in the preceding two sentences, Casualty Loss Dispute arbitrations shall be conducted in accordance with Article 18; provided, if there is a difference between the good faith estimates of Seller and Buyer as to the reduction in value or equitable allocation of costs in excess of twenty percent (20%) of such arithmetical average, then the arbitrators shall be obligated to select as the reduction in value one of the good faith estimates proposed by the Parties, but not another amount in between the two estimates or otherwise.  Any Claim for a Casualty Loss not referred to binding arbitration under Article 18 within thirty (30) Days after Closing shall be deemed waived.

7.2.4           In each case, Seller shall be entitled to retain all rights to insurance and other Claims against Third Parties with respect to the Casualty Loss, except to the extent the Parties otherwise agree in writing.

7.2.5           As used in Section 7.2, Prudent Cost Response shall not include costs related to Decommissioning, Asbestos and Related Liabilities, Process Safety Management and Disclosed Environmental Liabilities.

ARTICLE VIII
ALLOCATION OF RESPONSIBILITIES AND INDEMNITIES

8.1           Opportunity for Review.  Each Party represents that it has had an adequate opportunity to review all waiver, release, indemnity and defense provisions in this Agreement, including the opportunity to submit the same to legal counsel for review and advice.  Based upon the foregoing representation, the Parties agree to the provisions set forth below.

8.2           Seller’s Non-Environmental Indemnity Obligation.  If Closing occurs, then from and after the Closing Date, Seller hereby releases Buyer Group from, and, subject to the limitations set forth in Section 8.7 or elsewhere in this Agreement, shall fully protect, defend, indemnify and hold harmless Buyer Group from and against, (a) all Non-

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Environmental Claims relating to, arising out of, or connected with, directly or indirectly (and whether asserted before or after Closing without extending the time limitations of Section 8.7), the ownership or operation of the Properties, or any part thereof, to the extent such Non-Environmental Claims are attributable to the period prior to the Effective Time and of which Buyer provides notice to Seller in accordance with Section 8.8 within twelve (12) months after the Closing Date, including Non-Environmental Claims relating to (A) injury, illness or death of any Person, (B) damages to or loss of any property or resources, (C) breach of contract, (D) common law causes of action such as active or passive, sole, concurrent or comparative negligence or gross negligence, strict liability, nuisance or trespass, or (E) violation of Law; and (b) all Claims arising out of any breach by Seller of Seller’s representations, warranties or covenants set forth in this Agreement.  These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Buyer Group, or any pre-existing defect.  Notwithstanding anything in this Agreement to the contrary, Seller has no obligation under this Agreement or otherwise to protect, defend, indemnify and hold harmless Buyer Group from and against any Non-Environmental Claims to the extent that Buyer is not entitled to a remedy therefor under Section 8.7.  As of Closing, Buyer releases Seller Group from, and assumes and is solely responsible for, all Non-Environmental Claims either waived by Buyer or not subject to indemnification by Seller at the time in question under the terms of this Section 8.2.

8.3           Seller’s Environmental Indemnity Obligation.

8.3.1           If Closing occurs, then from and after the Closing Date, Seller hereby releases Buyer Group from, and, subject to the limitations set forth in Section 8.7 or elsewhere in this Agreement, shall fully protect, defend, indemnify and hold harmless Buyer Group from and against, all Environmental Claims (other than Decommissioning, Asbestos and Related Liabilities, Process Safety Management and Disclosed Environmental Liabilities) relating to, arising out of, or connected with, directly or indirectly (and whether asserted before or after Closing without extending the time limitations of Section 8.7), the ownership or operation of the Properties, or any part thereof, to the extent such Environmental Claims are attributable to the period prior to the Effective Time and of which Buyer provides notice to Seller in accordance with Section 8.8 within six (6) months after the Closing Date, including in all such cases Environmental Claims relating to (A) injury, illness or death of any Person, (B) damages to or loss of any property or resources, (C) breach of contract, (D) common law causes of action such as active or passive, sole, concurrent or comparative negligence or gross negligence, strict liability, nuisance or trespass, or (E) violation of Law.

8.3.2           If Closing occurs and Seller has elected under Section 5.2.2 to indemnify Buyer with respect to an Alleged Adverse Condition, then on and after the Closing Date, Seller shall release Buyer Group from, and, subject to the limitations set forth in Section 5.2 (including thresholds and time limitations therein) and Section 8.7 or elsewhere in this Agreement, shall fully protect, defend, indemnify and hold harmless Buyer Group from and against any and all Claims

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relating to, arising out of, or connected with, directly or indirectly, such Alleged Adverse Condition (provided that this Section 8.3.2 shall not be applicable to any Environmental Claims, all of which are covered exclusively in accordance with Section 8.3.1).

8.3.3           These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Buyer Group, or any pre-existing defect.  Notwithstanding anything in this Agreement to the contrary, Seller has no obligation under this Agreement or otherwise to protect, defend, indemnify and hold harmless Buyer Group from and against any Environmental Claims to the extent that Buyer is not entitled to a remedy therefor under Section 8.7 or elsewhere in this Agreement.  As of Closing, Buyer (on behalf of Buyer Group and their successors and assigns) releases Seller Group from, and assumes and is solely responsible for, all Environmental Claims either waived by Buyer or not subject to indemnification by Seller at the time in question under the terms of this Section 8.3.

8.4           Buyer’s Non-Environmental Indemnity Obligation.  If Closing occurs, then from and after the Closing Date, Buyer (on behalf of Buyer Group and their successors and assigns) hereby releases Seller Group from, and shall fully protect, defend, indemnify and hold harmless Seller Group from and against, (a) all Non-Environmental Claims relating to, arising out of, or connected with, directly or indirectly (and whether asserted before or after Closing without extending the time limitations of Section 8.7), the ownership or operation of the Properties, or any part thereof, to the extent such Non-Environmental Claims are attributable to (i) the Good Faith Allocation, (ii) applicable PPR, to the extent Buyer and Seller agree to close prior to receipt of a written waiver of such purchase rights, (iii) the period prior to the Effective Time (no matter when asserted) for any Non-Environmental Claims for which (x) Seller owes no indemnity under this Agreement or Seller’s indemnity obligation under this Agreement has expired, (y) the time period set forth in Section 8.7 has expired, or (z) the threshold and deductible amounts set forth in Section 8.7 are not met, and (iv) the period of time on or after the Effective Time, including Non-Environmental Claims relating to (A) injury, illness or death of any Person, (B) damages to or loss of any property or resources, (C) breach of contract, (D) common law causes of action such as active or passive, sole, concurrent or comparative negligence or gross negligence, strict liability, nuisance or trespass, or (E) violation of Law; and (b) all Claims arising out of any breach by Buyer of Buyer’s representations, warranties or covenants set forth in this Agreement.  These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect.

8.5           Buyer’s Environmental Indemnity Obligation.  Subject to Buyer’s rights to provide Seller an Adverse Condition Notice after Closing during the Ulysses Plant Adverse Conditions Claim Period and to receive a Purchase Price adjustment therefore, if

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Closing occurs, then from and after the Closing Date, Buyer (on behalf of Buyer Group and their successors and assigns) hereby releases Seller Group from, and shall fully protect, defend, indemnify and hold harmless Seller Group from and against, all Environmental Claims (including Decommissioning, Asbestos and Related Liabilities, Process Safety Management and Disclosed Environmental Liabilities) relating to, arising out of, or connected with, directly or indirectly (and whether asserted before or after Closing without extending the time limitations of Section 8.7), the ownership or operation of the Properties, or any part thereof, to the extent such Environmental Claims are attributable to (i) the period prior to the Effective Time for any Environmental Claims for which (x) Seller owes no indemnity under this Agreement or Seller’s indemnity obligation under this Agreement has expired, (y) the time period set forth in Section 8.7 has expired, or (z) the threshold and deductible amounts set forth in Section 8.7 are not met, (ii) the period prior to the Effective Time for any Environmental Claims for Decommissioning, Asbestos and Related Liabilities, Disclosed Environmental Liabilities or Process Safety Management and (iii) the period of time on or after the Effective Time, including in all such cases, Environmental Claims relating to (A) injury, illness or death of any Person, (B) damages to or loss of any property or resources, (C) breach of contract, (D) common law causes of action such as active or passive, sole, concurrent or comparative negligence or gross negligence, strict liability, nuisance or trespass, or (E) violation of Law.  These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect.

8.6           Seller’s Retained Liabilities.  If Closing occurs, then from and after the Closing Date, Seller shall release Buyer Group from, and shall fully protect, defend, indemnify and hold harmless Buyer Group from and against, any and all Third Party Claims relating to, arising out of, or connected with, directly or indirectly (and no matter when asserted) (collectively, “Seller Retained Liabilities”): (1) ownership or operation of the Excluded Properties including, with respect to such Excluded Properties, Third Party Claims relating to: (A) injury, illness or death of any Person, (B) damages to or loss of any property or resources, (C) breach of contract, (D) common law causes of action such as active or passive, sole, concurrent or comparative negligence or gross negligence, strict liability, nuisance or trespass, and (E) violation of Law, even if caused in whole or in part by the negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, or other legal fault of any Person indemnified hereunder, (2) Seller’s failure to properly or timely pay royalties prior to the Effective Time, (3) the matters described in Schedule 10.1.4, and (4) any breach of Seller’s representations and warranties in Sections 10.1.1 through 10.1.3.  Claims under this Section 8.6 may be made even if a Claim could also be asserted under Sections 8.2 or 8.3 and Claims under this Section 8.6 are not subject to any of the limitations set forth in Section 8.7.

8.7           Claim Periods and Deductibles.  Seller will not have an obligation or liability to the Buyer Group under Sections 8.2 and 8.3 for:

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8.7.1           any Claim under Sections 8.2, if Buyer has not provided Seller with an Indemnity Claim Notice within twelve (12) months from and after the Closing Date with respect to such Claim or any Claim under Sections 8.3, if Buyer has not provided Seller with an Indemnity Claim Notice within six (6) months from and after the Closing Date with respect to such Claim (other than Claims under Section 8.3.2, which shall survive indefinitely);

8.7.2           any Claim under Sections 8.2 or 8.3, if such Claim has a value of One Million Dollars ($1,000,000) or less (and these types of Claims shall not be counted in determining the Aggregate Deductible Amount);

8.7.3           any Claim to the extent the Aggregate Transaction Claims for which Seller is responsible do not exceed the Aggregate Deductible Amount (and Claims for which Seller is not responsible, including liabilities and obligations assumed by Buyer under Section 12.3 shall not be counted in determining the Aggregate Deductible Amount);

8.7.4           Seller’s aggregate liability for indemnification for Claims arising under this Agreement shall be limited to Twenty percent (20%) of the Purchase Price;

8.7.5           any Claim asserted against Seller to the extent Buyer Group has liability for the matters underlying such Claim pursuant to any Contract (other than this Agreement or any Operative Documents) between the Parties or their respective Affiliates (by way of example, and not in limitation thereof, under any construction, operation, gas processing, gas purchase, transportation or other agreement relating to the Properties);

8.7.6           any Consequential Damages resulting from or arising out of any Claim by Buyer (other than Consequential Damages awarded against Buyer as a result of a Third Party Claim); and

8.7.7           any Claims expressly waived by Buyer in this Agreement or other written agreement.

8.8           Notice of Claims.  If a Claim is asserted against a Person for which a Party may have an obligation of indemnity and defense under this Article 8 or any other provision of this Agreement (an “Indemnity Claim”), the indemnified Person shall give the indemnifying Party prompt written notice of the underlying Claim setting forth the particulars associated with the underlying Claim (including a copy of the written underlying Third Party Claim, if any) as then known by the indemnified Person (“Indemnity Claim Notice”).  For Indemnity Claims with respect to which the threshold limitations in Section 8.7 apply, an Indemnity Claim shall be deemed to have been made (subject to the other provisions of Section 8.7) upon the indemnified Person’s providing an initial Indemnity Claim Notice to the indemnifying Party stating that the Claim underlying the Indemnity Claim could reasonably be expected in good faith to exceed the applicable threshold amount.  The indemnified Person shall, to the extent practicable, give an Indemnity Claim Notice within such time as shall allow the

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indemnifying Party a reasonable period in which to evaluate and timely respond to the underlying Claim; provided, however, that (a) failure to do so shall not affect an indemnified Person’s rights hereunder except for, and only to the extent of, any incremental costs incurred by the indemnified Person with respect to the Indemnity Claim resulting from the failure to give notice; (b) the foregoing shall not extend the time periods set forth in Section 8.7 (if applicable to the Claim), but if an Indemnity Claim Notice is given to an indemnifying Party within the applicable time period (if any) with respect to such Claim set forth in Section 8.7, such Indemnity Claim Notice shall be effective, subject to the other provisions of Article 8, as to costs and expenses incurred or suffered after the expiration of any such time period, with respect to the matter generally described in such Indemnity Claim Notice; and (c), without extending the time periods set forth in Section 8.7, the indemnified Person shall not be required to provide an Indemnity Claim Notice unless and until such Person believes that the Claim underlying the Indemnity Claim could reasonably be expected in good faith to exceed the applicable threshold (if any) set forth in Section 8.7.

8.9           Defense of Third Party Claims.  Upon receipt of an Indemnity Claim Notice involving a Third Party for which an indemnifying Party believes it may have an obligation of indemnity under this Agreement, the indemnifying Party shall, if it so elects in accordance with this Section 8.9 (without prejudice to its right to contest its obligation of indemnity under this Agreement), assume the defense of the Third Party Claim with counsel selected by the indemnifying Party and reasonably satisfactory to the indemnified Person as provided herein below.  The indemnified Person shall cooperate in all reasonable respects; provided, however, it shall not be obligated to incur any out-of-pocket cost or expense in such defense.  If any Third Party Claim involves a fact pattern wherein each Party may have an obligation to indemnify the other Party, each Party may assume the defense of and hire counsel for that portion of the Third Party Claim for which it may have an obligation of indemnity.  In all instances, the indemnified Person may employ separate counsel and participate in the defense of any Third Party Claim; provided, however, if the indemnifying Party has assumed the defense of a Third Party Claim pursuant to this Section 8.9 and has agreed to indemnify the indemnified Person, the fees and expenses of counsel employed by the indemnified Person shall be borne solely by the indemnified Person.  If (a) the underlying Third Party Claim meets any applicable per-Claim threshold, (b) the underlying Third Party Claim plus all previously asserted underlying Claims that meet any applicable per-Claim threshold have exceeded the Aggregate Deductible Amount, if applicable in the circumstances, and (c) the indemnifying Party elects, by written notice, to undertake the defense of the Third Party Claim within thirty (30) Days after receipt of the Indemnity Claim Notice, then, subject to the limitations on indemnity contained in this Agreement, (i) the indemnifying Party shall defend the indemnified Person against such Third Party Claim, (ii) the indemnifying Party shall pay any judgment entered or settlement with respect to such Third Party Claim, (iii) the indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim that (A) does not include a provision whereby the plaintiff or claimant in the matter releases the indemnified Person from all liability with respect to such Third Party Claim and (B) would restrict such indemnified Person’s ability to conduct its business, and (iv) the indemnified Person shall not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the indemnifying Party’s prior written consent, not to be unreasonably withheld, conditioned or delayed.  If the indemnifying Party has not elected to undertake the defense of a Third Party Claim, or if the indemnifying Party assumes the defense of a Third Party Claim

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pursuant to this Section 8.9 but fails to diligently prosecute or settle the Third Party Claim, then the indemnified Person shall have the right to defend, at the sole cost and expense of the indemnifying Party (to the extent the indemnified Person is entitled to indemnification hereunder), the Third Party Claim by all appropriate proceedings.  In such instances, the indemnified Person shall have full control of such defense and proceedings; provided that the indemnified Person shall not settle such Third Party Claim without the written consent of the indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that if the indemnifying Party fails to notify the indemnified Person in writing as to whether or not it consents to such proposed settlement within the shorter of (i) fifteen (15) Days following its receipt of notice of such proposed settlement from the indemnified Person and (ii) the offer period under such proposed settlement (but in no event less than five (5) Business Days following its receipt of notice of such proposed settlement), then such consent shall be deemed given.  Any notification by such indemnifying Party that it is withholding its consent to any proposed settlement shall provide a reasonably detailed explanation of the reasons for withholding its consent.  The indemnifying Party may participate in, but not control, any defense or settlement controlled by an indemnified Person pursuant to this Section 8.9, and the indemnifying Party shall bear its own costs and expenses with respect to such participation.  Notwithstanding the other provisions of this Section 8.9, if the indemnifying Party disputes its potential liability to the indemnified Person under this Section 8.9 and if such dispute is resolved in favor of the indemnifying Party, the indemnifying Party shall not be required to bear the costs and expenses of the indemnified Person’s defense pursuant to this Section 8.9.

8.10          Cooperation and Mitigation.  If requested by the indemnifying Party, the indemnified Person agrees to cooperate with the indemnifying Party and its counsel in contesting any Third Party Claim which the indemnifying Party elects to contest or, if appropriate, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person; provided that the indemnifying Party shall reimburse the indemnified Person for any reasonable expenses incurred by it in so cooperating at the request of the indemnifying Party.  The indemnified Party has a duty to mitigate any Claims to which a right of indemnity applies under this Agreement.

8.11          Right to Participate.  The indemnified Person agrees to afford the indemnifying Party and its counsel the opportunity, at the indemnifying Party’s expense, to be present at, and to participate in, conferences with all Persons asserting any Third Party Claim against the indemnified Person and conferences with representatives of or counsel for such Persons.

8.12          Waiver of Certain Damages.  Each Party irrevocably waives and agrees not to seek Consequential Damages of any kind in connection with any dispute arising out of or related to this Agreement (including the breach thereof) or the transactions contemplated hereby except to the extent such damages are expressly permitted by the Confidentiality Agreement and, in such case, only with regard to a breach of the Confidentiality Agreement.  For the avoidance of doubt, this Section 8.12 does not diminish or otherwise affect the Parties’ rights and obligations to be indemnified against, and provide indemnity for Consequential Damages awarded to any Third Party for which

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indemnification is provided in this Agreement or Seller’s right to receive liquidated damages, including the Performance Deposit, pursuant to the terms of Section 17.2.

8.13          No Duplication of Remedies.  In no event shall either Party be entitled to duplicate compensation with respect to any Claim or any breach of representation, warranty or agreement herein asserted under the terms of this Agreement, even though such Claim or breach may be addressed by more than one provision of this Agreement.  Non-Environmental Claims and Environmental Claims are excluded from the expenses described in Sections 6.2 and 6.8, and the revenues described in Section 6.7.  Payments for Claims under this Article 8 shall not affect the allocation of such expenses or revenues between the Parties, and the allocation of such expenses and revenues between the Parties shall not affect payments for Claims under this Article 8.  For the avoidance of doubt, Buyer’s Claims for indemnification under this Agreement are limited to the portion of any Claim properly attributable to Seller’s ownership interest in the Property giving rise to such a Claim.

8.14          Survival.  The representations and warranties of the Parties in Articles 10 and 11 and the pre-Closing covenants shall survive for twelve (12) months from the Closing Date; provided however that the representations and warranties of Seller in Sections 10.1.1 through 10.1.3 and the representations and warranties of Buyer in Sections 11.1.1 through 11.1.3 shall survive until thirty (30) days after the expiration of the applicable statute of limitations.  The indemnities in Sections 8.2 and 8.3 shall terminate as of the termination date set forth in Section 8.7.1 or, if no termination date is set forth in that Section, then as of the termination date of each representation, warranty, covenant or provision that is subject to indemnification thereunder, except in each case as to matters for which a specific notice of Claim properly asserted within the applicable time period for such Claim has been delivered to the indemnifying Party on or before such termination date.  Buyer and its successors and assigns will not be released from any of, and shall remain jointly and severally liable to the Seller Group for, the obligations and liabilities of Buyer under this Agreement upon any transfer or assignment of any Property.  Indemnities and other covenants and provisions in this Agreement for which no survival period or termination date is expressly stated herein will survive the Closing without time limit.

8.15          Exclusive Remedy.  Except for remedies that cannot be waived as a matter of Law, if Closing occurs, the indemnities set forth in this Agreement shall be the exclusive remedy for breach of any representation, warranty or covenant set forth in this Agreement; provided, however, nothing in this Section 8.15 shall be deemed to affect any Person’s right to equitable relief (including specific performance in a court of law) for breach of a covenant set forth in this Agreement.  Notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained in this Agreement shall give rise to any right on the part of Buyer, after Closing, to rescind this Agreement or any of the transactions contemplated hereby.

8.16          Existing Contracts between the Parties.  If Buyer and Seller are currently parties to certain of the contracts affecting the Properties, then Buyer and Seller agree that, upon Closing, the Parties’ indemnities of one another pertaining to the Properties or any portions thereof, in such existing Contracts are superseded and replaced in their entirety by the

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indemnities in this Agreement, regardless of whether the claim or matter in question to which the indemnities relate arose before or arise after the Effective Time.

ARTICLE IX
DISCLAIMERS

9.1           Disclaimers.  Buyer acknowledges and agrees that, except as otherwise expressly provided in this Agreement, (a) the Properties shall be assigned and conveyed from Seller to Buyer without warranty, express, statutory, implied or otherwise, (b) Seller makes no representation or warranty, express, statutory, implied or otherwise, with respect to the Properties, and (c) the Properties shall be assigned and conveyed to Buyer “AS-IS, WHERE-IS”, and with all faults and defects in their present condition and state of repair, without recourse.  The Properties have been used for crude oil, natural gas, natural gas liquids, condensate and/or refined product operations, processing and transportation and physical changes in the Properties and in the lands burdened thereby may have occurred as a result of such uses and the Properties may include buried pipelines and other equipment, the locations of which may not be readily apparent by a physical inspection of the Properties or the lands burdened thereby.  Except as otherwise expressly provided in this Agreement, Seller hereby expressly disclaims any and all representations and warranties with respect to the Properties, express, statutory, implied or otherwise, including, without limitation, as to (i) title, (ii) compliance with Laws, (iii) status of facilities, (iv) capacity of any pipelines or gathering systems, (v) existence, quality, quantity or recoverability of Hydrocarbons and other substances under contract with any processing plant and any related gathering system, (vi) future volumes of Hydrocarbons, inerts, plant products or residue gas to be produced from any wells or gathered, transported, treated, stored or processed through any gathering system or through or any processing plant, (vii) costs, expenses, revenues, receipts, prices, accounts receivable or accounts payable, (viii) contractual, economic or financial information and data, (ix) financial viability, including present or future value or anticipated income or profits, (x) environmental or physical condition (surface and subsurface), (xi) federal, state or local income or other Tax consequences, (xii) absence of patent or latent defects, (xiii) safety, (xiv) state of repair, (xv) merchantability, (xvi) fitness for a particular purpose or for any purpose, (xvii) conformity to models or samples of materials and (xviii) any information provided in the Due Diligence Materials; and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all Claims they may have against Seller Group associated with the same.

9.2           Disclaimer of Statements and Information.  Seller expressly disclaims any and all liability and responsibility, except as otherwise expressly provided in this Agreement, for and associated with the quality, accuracy, completeness or materiality of the information, data and materials shown to or furnished (electronically, orally, by video, in writing or any other medium, by compact disc, in the Data Room or otherwise) at any time to Buyer Group before or after the Signing Date in connection with the Properties or the transactions contemplated by this Agreement; and Buyer (on behalf of Buyer Group and its successors and assigns) irrevocably waives any and all Claims it and they may have against Seller Group associated with the same.

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ARTICLE X
SELLER’S REPRESENTATIONS AND WARRANTIES

10.1          Seller’s Representations and Warranties.  Except as set forth in Seller’s Schedules, Seller represents and warrants to Buyer the following as of the Signing Date and as of the Closing Date:

10.1.1         Organization and Good Standing.  Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all requisite corporate power and authority to own the Properties.  Seller is duly licensed or qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which the Properties are located.

10.1.2         Authorization.  Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party, to consummate the transactions contemplated by and to perform all of its obligations under this Agreement and the Operative Documents to which it is a party.  The execution and delivery of this Agreement and each Operative Document to which Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate action on the part of Seller, and no other proceeding on the part of Seller is necessary to authorize this Agreement or any of the Operative Documents to which Seller is a party.  This Agreement constitutes, and the Operative Documents to which it is a party, when executed and delivered by Seller and the other parties thereto, will constitute, the valid and binding obligations of Seller, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

10.1.3         No Violations.  Seller’s execution and delivery of this Agreement and the Operative Documents to which it is a party and the consummation of the transactions contemplated by this Agreement or such Operative Documents by it will not, except (i) for consents, approvals and waivers listed on Schedule 10.1.3, (ii) as required in connection with any filing under the HSR Act pursuant to Article 13, (iii) for Customary Post-Closing Consents and (iv) such consents, approvals, waivers or authorizations which, if not obtained, would not reasonably be expected to have a Material Adverse Effect:

(a)          conflict with or require the consent of any Person under any of the terms, conditions or provisions of Seller’s Charter Documents;

(b)          violate any provision of, or require any filing, consent or approval under any Laws applicable to Seller; or

(c)          result in the creation or imposition of any lien or encumbrance upon one or more of the Properties other than Permitted Encumbrances.

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10.1.4         Litigation.  Schedule 10.1.4 sets forth all litigation or arbitral proceedings pending or, to Seller’s Knowledge, threatened in writing against Seller or its Affiliates relating to the ownership or operation of the Properties.  There is no litigation or arbitral proceeding pending or, to Seller’s Knowledge, threatened in writing against Seller that would prevent the consummation of the transactions contemplated by this Agreement.

10.1.5         Bankruptcy.  There are no bankruptcy, reorganization or receivership proceedings pending or, to Seller’s Knowledge, threatened against Seller.

10.1.6         Foreign Person.  Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

10.1.7         Taxes.  Seller has timely filed or caused to be timely filed all material Tax Returns required by applicable Law with respect to the Properties due on or prior to the Closing Date and has timely paid or caused to be timely paid all Taxes shown thereon as due and payable on such Tax Returns or otherwise applicable to the ownership or operation of the Properties within the prescribed period or any extensions thereof; such Tax Returns are true and correct in all material respects and there are no administrative proceedings or lawsuits pending or claims asserted with respect to such Taxes by any Governmental Authority other than for matters disclosed on Schedule 10.1.4.  No claim has ever been made by an authority in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to taxation in that jurisdiction with respect to ownership or operation of the Properties, and the Properties are not subject to Taxes in any jurisdiction in which Seller has not filed Tax Returns.  None of the Properties is held in an arrangement that is treated as a partnership for federal, state or local income tax purposes.  None of the Properties is the subject of any agreement with any Governmental Authority with respect to Taxes that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement.  To Seller’s Knowledge, all of the Properties have been properly listed and described on the property tax rolls of the appropriate taxing jurisdiction in which such Properties are located for all periods prior to the Effective Date and none of the Properties constitutes omitted property for property tax purposes.

10.1.8         Material Contracts.  Schedule 10.1.8, together with Exhibits “A-1” through “A-6” insofar as such Schedule and Exhibits describe Contracts, and the Data Room, set forth all Contracts of the type described below included in the Properties (except Contracts to which Buyer or any of its Affiliates is a party, Contracts to which any Property is subject and of which Buyer or any of its Affiliates is aware, and authorizations for expenditure issued by an operator of any Property) (collectively, the “Material Contracts”):

(a)          any material sales or purchase agreement, supply agreement, marketing agreement, exchange agreement, gathering agreement, compression agreement, operating agreement, processing agreement, transportation agreement, fractionation agreement, interconnect agreement or similar agreement or arrangement that involves receipts or payments by Seller of more than One

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Million Dollars ($1,000,000) and is not terminable without penalty on thirty (30) Days’ notice or less;

(b)          any Contract with any Affiliate of Seller not cancellable with thirty (30) Days notice; and

(c)          any other Contract which involves any future payment or obligation in excess of One Million Dollars ($1,000,000) or is otherwise material to the operations of the Properties.

In all material respects, the Material Contracts are in full force and effect in accordance with their respective terms and there exist no material defaults by Seller or, to Seller’s Knowledge, by a Third Party in the performance of any material obligation thereunder and, to Seller’s Knowledge, no event has occurred that with notice or lapse of time or both would constitute any material default under any such Material Contract.  Prior to the execution of this Agreement, Seller has made available to Buyer true and complete copies of each Material Contract and all amendments thereto.  This Section 10.1.8 does not include any matters with respect to Environmental Laws; such matters being addressed exclusively in Sections 5.2 and 8.3.  For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, Seller shall not be required to list on Schedule 10.1.8, and the terms “Contracts” and “Material Contracts” as used in this Section 10.1.8 do not include, any Contracts to which Buyer or any of its Affiliates is a party.

10.1.9         Third Party Licenses.  Schedule 10.1.9 sets forth a list of software used in the operation of the Properties pursuant to Third Party Licenses.

10.1.10       Permits.  Schedule 10.1.10 lists all of Seller’s material Permits in connection with the ownership and operation of the Properties, and, to Seller’s Knowledge, such Permits constitute the Permits that are being used by Seller to operate the Properties in the manner presently operated by Seller.  Except as set forth on Schedule 10.1.10, no notices of material violation have been received by Seller with respect to its compliance with such Permits and has not received any notice or inquiry alleging any material violation or default thereunder.  This Section 10.1.10 does not include any matters with respect to Environmental Laws, such matters being addressed exclusively in Sections 5.2 and 8.3.

10.1.11       Compliance with Laws.  To Seller’s Knowledge, Seller has not violated, and Seller is in compliance with, all applicable Laws with respect to the ownership and, if operated by Seller, operation of the Properties, except where such violation or noncompliance does not constitute a Material Adverse Effect.  To Seller’s Knowledge, except as set forth on Schedule 10.1.11, Seller has not received any written notice of a violation of or default by it with respect to any Law or any decision, ruling, order or award of any Governmental Authority applicable to the Properties operated by Seller.  This Section 10.1.11 does not include any matters with respect to Environmental Laws, such matters being addressed exclusively in Sections 5.2 and 8.3.

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10.1.12       Outstanding Obligations.  Except as otherwise described in Schedule 10.1.12, to Seller's Knowledge, there are no outstanding AFEs which exceed $1,000,000 net to any Property.

10.1.13       Payout Balances.  To Seller's Knowledge, Schedule 10.1.3 contains a complete and accurate list of the status of any "payout" balance, as of the Effective Time, for the Wells and Units subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).

10.1.14       Broker.  Seller has not retained or employed any broker, finder, or similar agent, or otherwise taken any action in connection with the negotiations relating to this Agreement and the transactions contemplated hereby in a manner so as to give rise to any Claims against any of the Parties for any brokerage commission, finder’s fee or other similar payment.

10.2          Buyer’s Knowledge.  Notwithstanding anything in this Agreement to the contrary, Seller shall not be in breach of a representation or warranty with respect to (nor shall it be obligated to disclose on any of the Exhibits or Schedules hereto) matters that relate to any actions or omissions of Buyer (or its Affiliates) or agreements to which Buyer (or any of its Affiliates) is a party.

ARTICLE XI
BUYER’S REPRESENTATIONS AND WARRANTIES

11.1          Buyer’s Representations and Warranties.  Buyer represents and warrants to Seller the following as of the Signing Date and as of the Closing Date:

11.1.1         Organization and Good Standing.  Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of its formation and has all requisite company power and authority to own the Properties.  Buyer will be, as of the Closing Date, duly licensed or qualified to do business as a foreign limited liability company and is in good standing in all jurisdictions in which such Properties are located.

11.1.2         Authorization.  Buyer has all requisite limited liability power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party, to consummate the transactions contemplated by and to perform all of its obligations under this Agreement and the Operative Documents to which it is a party.  The execution and delivery of this Agreement and each Operative Document to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite limited liability action on the part of Buyer, and no other proceeding on the part of Buyer is necessary to authorize this Agreement or any of the Operative Documents to which Buyer is a party.  This Agreement constitutes, and the Operative Documents to which it is a party, when executed and delivered by Buyer and the other parties thereto, will constitute, the valid and binding obligation of Buyer, enforceable against it in accordance

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with their terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

11.1.3         No Violations.  Buyer’s execution and delivery of this Agreement and the Operative Documents to which it is a party and the consummation of the transactions contemplated by this Agreement and the Operative Documents by it will not, except (i) for consents, approvals and waivers listed on Schedule 11.1.3, (ii) as required in connection with any filing under the HSR Act pursuant to Article 13, (iii) for Customary Post-Closing Consents and (iv) such consents, approvals, waivers or authorizations which, if not obtained, would not reasonably be expected to have a Material Adverse Effect:

(a)          conflict with or require the consent of any Person under any of the terms, conditions or provisions of Buyer’s Charter Documents; or

(b)          violate any provision of, or require any filing, consent or approval under any Laws applicable to Buyer.

11.1.4         SEC Disclosure.  Buyer is acquiring the Properties for its own account for use in its trade or business, and not with a view to or for any sale or distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended, and the rules and regulations thereunder, any applicable state blue sky Laws or other applicable securities Laws.

11.1.5         Litigation.  There is no litigation, action or proceeding pending against Buyer or, to Buyer’s Knowledge, threatened against Buyer that would prevent the consummation of the transactions contemplated by this Agreement.

11.1.6         Independent Evaluation.  Buyer is sophisticated in evaluation, purchase, ownership and operation of oil and gas properties and related facilities similar to the Properties.  In making its decision to enter into this Agreement and to consummate the transactions contemplated herein, Buyer has relied on the express representations and warranties of Seller contained in this Agreement and its own independent investigation and evaluation of the Properties and the advice of its engineers, contractors, lawyers, accountants and other professional advisors and not on any comments, statements, reports, projections or other documents or materials provided by or for Seller or its Affiliates or agents, whether before or after execution of this Agreement, its review of the Due Diligence Materials.  Buyer has satisfied or will satisfy itself as to the environmental, physical and other condition of, and contractual arrangements affecting, the Properties.

11.1.7         Bankruptcy.  There are no bankruptcy, reorganization or receivership proceedings pending or, to Buyer’s Knowledge, threatened against Buyer.

11.1.8         Financial Capability.  Buyer has sufficient financial resources available to it to permit Buyer to pay the Purchase Price on the Closing Date, and to

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timely pay and perform all of its other obligations under this Agreement and the Operative Documents, and will have such financial resources on the Closing Date.  Buyer has no reason to believe that any conditions to its receipt of such funds will not be timely satisfied.  Availability of funding and financing is not a condition to Buyer’s obligation to consummate the transactions contemplated by this Agreement.

11.1.9         No Knowledge of Misrepresentations or Omissions.  Buyer has no Knowledge of any breach by Seller of any representation or warranty in Section 10.1 of this Agreement or in one of the Operative Documents.

11.1.10       No Broker.  Buyer has not retained or employed any broker, finder, or similar agent, or otherwise taken any action in connection with the negotiations relating to this Agreement and the transactions contemplated hereby in a manner so as to give rise to any Claims against Seller for any brokerage commission, finder’s fee or other similar payment.

ARTICLE XII
ADDITIONAL COVENANTS

12.1          Subsequent Operations.  Buyer acknowledges that (i) Seller makes no representations or warranties to Buyer as to transferability or assignability of operatorship of any Properties and (ii) rights and obligations associated with operatorship of the Properties are governed by operating and similar agreements covering the Properties and will be decided in accordance with the terms of such agreements.

12.2          Rights of Non-Exclusive Use.  At and after the Closing, Buyer shall, to the extent it has the authority and to the extent it does not unreasonably interfere with Buyer’s operations, grant to Seller (and, if requested by Seller, to its Affiliates and/or its or their respective contractors and/or successors and assigns), from time to time, as requested by Seller a non-exclusive cost-free right-of-way, servitude and/or surface use or other right on, over, under and through the Properties (including pipeline, utility and surface usage rights, facilities sharing arrangements and all reasonable rights of use and ingress and egress) as reasonably appropriate or convenient to allow Seller Group and their successors and assigns to continue (i) to conduct operations on, over, under and across the Properties in connection with properties and assets not being conveyed from Seller to Buyer under the terms of this Agreement and (ii) to exercise Seller’s retained rights and retained obligations under this Agreement, including to correct Alleged Adverse Conditions pursuant to the terms of Section 5.2, to repair or restore any Properties affected by a Casualty Loss pursuant to the terms of Section 7.2 or to engage in remediation and activities on Excluded Properties or the Ulysses Plant site, with the further understanding that, Seller shall have sole access to and control over the Ulysses Plant site until the Ulysses Plant Adverse Conditions Period begins.  Buyer shall, at the request of Seller, execute instruments in recordable form deemed appropriate by Seller to further delineate or evidence the rights granted herein.

12.3          Buyer’s Assumption of Obligations.  Without limiting Buyer’s rights to be indemnified in accordance with Sections 8.2, 8.3 or 8.6, Buyer expressly acknowledges that Buyer is responsible for, and shall have no recourse not expressly provided for in this

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Agreement against Seller or Seller Group for, the debts, liabilities, commitments, duties and obligations arising under, related to, or in connection with the ownership, operation or use of Properties acquired by it hereunder other than the Seller Retained Liabilities.  If Closing occurs, from and after the Effective Time, Buyer expressly assumes, and shall be obligated to timely perform and discharge in compliance with all applicable Laws and in accordance with their respective terms, as and when they become due and payable, or are required to be performed, all liabilities and obligations of Seller Group and their respective successors and assigns, direct or indirect, known or unknown, absolute or contingent, arising before or after the Effective Time which arise under, relate to or are in connection with or associated with the Properties acquired by it hereunder and the business related thereto, including all liabilities and obligations with respect to Transferred Employees, Imbalances, Decommissioning, Asbestos and Related Liabilities, Disclosed Environmental Liabilities, Process Safety Management, Environmental Claims, Non-Environmental Claims and all Claims for which Seller is not responsible under this Agreement; provided that such assumption by Buyer shall not limit the indemnities and retention of liability by Seller as and to the extent expressly provided in Article 8 and shall not include the Seller Retained Liabilities.

12.4          Asbestos and NORM.  The Properties may currently or have in the past contained asbestos and NORM, and special procedures associated with assessment, remediation, removal, transportation or disposal of asbestos and NORM may be necessary.  Notwithstanding anything contained in any other provision of this Agreement, including Articles 5 and 8, if Closing occurs:

12.4.1         Buyer expressly assumes and accepts sole responsibility for and agrees to pay all costs and expenses associated with assessment, remediation, removal, transportation and disposal of asbestos and NORM associated with the Properties, and may not claim the fact that assessment, remediation, removal, transportation or disposal of asbestos and NORM are not complete or that additional costs and expenses are required in connection with assessment, remediation, removal, transportation or disposal of asbestos and NORM as an Alleged Adverse Condition or a breach of Seller’s representations and warranties under this Agreement or the basis for any other redress against Seller, and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all Claims against Seller Group associated with the same; and

12.4.2         Buyer (on behalf of Buyer Group and their successors and assigns) releases Seller Group from and shall fully protect, defend, indemnify, and hold harmless Seller Group from and against any and all Claims relating to, arising out of, or connected with, directly or indirectly, the assessment, remediation, removal, transportation and disposal of asbestos and NORM associated with the Properties, no matter whether arising before or after the Effective Time.  These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of Seller Group, or any pre-existing defect.

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12.5          Decommissioning.  The Properties may contain assets, wells, pipelines and facilities that are currently not in service or have been temporarily or permanently abandoned.  Notwithstanding anything contained in any other provision of this Agreement, including Articles 5 and 8, if Closing occurs:

12.5.1         Buyer expressly assumes and accepts sole responsibility for and agrees to pay all costs and expenses associated with Decommissioning of the Properties, and the FrontStreet Gathering System and may not claim the fact that Decommissioning is not complete or that additional costs and expenses are required in connection with Decommissioning as an Alleged Adverse Condition or a breach of Seller’s representations and warranties under this Agreement or the basis for any other redress against Seller Group, and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all Claims against Seller Group associated with the same; and

12.5.2         Buyer (on behalf of Buyer Group and their successors and assigns) releases Seller Group from and shall fully protect, defend, indemnify, and hold harmless Seller Group from and against any and all Claims relating to, arising out of, or connected with, directly or indirectly, Decommissioning of the Properties and the FrontStreet Gathering System, no matter whether arising before or after the Effective Time.  These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of Seller Group, or any pre-existing defect.

12.5.3         To the extent that Buyer Group (or its successors and assigns) discharges any Claim for Decommissioning of the Properties or the FrontStreet Gathering System in favor of a Third Party, to the maximum extent permitted by Law, Buyer (on behalf of Buyer Group and their successors and assigns) waives all rights of legal subrogation to Third Party Claims asserted or held by that Third Party against Seller Group, arising from or related to the Decommissioning of the Properties or the FrontStreet Gathering System.

12.6          Process Safety Management.  Buyer acknowledges that Process Safety Management is an ongoing process.  Notwithstanding anything contained in any other provision of this Agreement, including Articles 5 and 8, if Closing occurs:

12.6.1         Buyer expressly assumes and accepts sole responsibility for and agrees to pay all costs and expenses associated with Process Safety Management (including identification, evaluation and remediation), and may not claim the fact that Process Safety Management is not complete or that additional costs and expenses will be required to comply with or complete Process Safety Management as an Alleged Adverse Condition or a breach of Seller’s representations or warranties under this Agreement or the basis for any other redress against Seller; and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all Claims against Seller Group associated with the same; and

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12.6.2         Buyer (on behalf of Buyer Group and their successors and assigns) releases Seller Group from and shall fully protect, defend, indemnify and hold harmless Seller Group from and against any and all Claims relating to, arising out of, or connected with, directly or indirectly, Process Safety Management associated with the Properties, no matter whether arising before, on or after the Effective Time.  These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of Seller Group, or any pre-existing defect.

12.7          Imbalances.  Buyer acknowledges that Imbalances may exist that are associated with the Properties and, if Closing occurs, all Imbalances shall be assigned to and assumed by Buyer as of the Effective Time, and Buyer shall thereupon be entitled to all rights and shall bear all obligations with respect to any and all Imbalances no matter when such Imbalances arose.  Notwithstanding anything contained in any other provision of this Agreement, including Article 8 except as provided in Section 12.7.1:

12.7.1         Buyer agrees to pay Seller the net amount for Imbalances reflected on Schedule 12.7.1 on the Closing Date by means of an adjustment to the Purchase Price pursuant to Section 2.3, subject to adjustment in the Final Settlement Statement in accordance with Section 12.7.2.  Each Party waives any other remedies with respect to any of the matters settled pursuant to this Section 12.7.1.

12.7.2         Notwithstanding Section 12.7.1, each Party shall notify the other Party on or before the earlier of: (a) one hundred eighty (180) Days after the end of the Transition Period and (b) ten (10) Business Days after the date the Final Settlement Statement is delivered, if it has Knowledge that any of the following adjustments with respect to Imbalances are applicable and such adjustments, if applicable, with respect to Imbalances shall be made between the Parties in the Final Settlement Statement, and each Party waives any other remedies with respect to Imbalances:

(a)          If the actual aggregate Imbalances as of the Effective Time exceed the estimated aggregate Imbalance as reflected on Schedule 12.7.1 for purposes of Closing, then Buyer shall pay Seller the product of the Imbalance Rate and the entire amount of such variance; or

(b)          If the actual aggregate Imbalances as of the Effective Time are less than the estimated aggregate Imbalance as reflected on Schedule 12.7.1 for purposes of Closing, then Seller shall pay Buyer the product of the Imbalance Rate and the entire amount of such variance.

12.7.3         Notwithstanding anything contained in any other provision of this Agreement to the contrary but subject to Sections 12.7.1 and 12.7.2, including Article 8:

(a)          Buyer expressly assumes and accepts sole responsibility for and agrees to pay all costs and expenses associated with Imbalances

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associated with the Properties, and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all Claims they may have against Seller Group associated with the same; and

(b)          Buyer (on behalf of Buyer Group and their successors and assigns) releases Seller Group from, and shall fully protect, defend, indemnify and hold harmless Seller Group from and against, any and all Claims relating to, arising out of, or connected with, directly or indirectly, Imbalances associated with the Properties, no matter whether arising before or after the Effective Time.  These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect.

12.8          Suspense Funds.  Buyer acknowledges that Suspense Funds may exist as of the Effective Time.  Seller shall transfer at Closing any Suspense Funds held by Seller as operator of any Properties and the obligations with respect thereto to Buyer.  This transfer shall be accounted for in the Final Settlement Statement.  Subject to Article 6 and Article 8, if Closing occurs:

12.8.1         Buyer accepts sole responsibility for and agrees to pay all costs and expenses associated with the Suspense Funds, and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all Claims they may have against Seller Group associated with the same, subject to Seller’s obligation to retain liabilities associated with the improper calculation of the Suspense Funds as Seller Retained Liabilities; and

12.8.2         Buyer (on behalf of Buyer Group and their successors and assigns) releases Seller Group from and shall fully protect, defend, indemnify and hold Seller Group harmless from and against any and all Losses and Third Party Claims relating to, arising out of, or connected with, directly or indirectly, the Suspense Funds, no matter whether arising before, on or after the Effective Time, subject to Seller’s obligation to retain liabilities associated with the improper calculation of the Suspense Funds as Seller Retained Liabilities.

12.9          Technology and Confidential Data.

12.9.1         Third Party-Owned Technology.  Notwithstanding anything contained in any other provision of this Agreement, Seller shall have no obligation to assign, novate, or otherwise transfer to Buyer any Third Party-Owned Technology or Third Party License.

(a)          If Seller in its sole discretion is amenable to assigning any Third Party License to Buyer, Buyer shall be solely responsible for (i) obtaining any necessary consents to Seller’s or the applicable Seller’s Affiliate’s assignment of

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any such Third Party Licenses or other agreements and (ii) all costs associated with obtaining such consents and assignments.

(b)          Buyer shall be solely responsible for purchasing, licensing or otherwise procuring for itself any Third Party-Owned Technology as may be needed to permit Buyer to continue to utilize any Third Party-Owned Technology in connection with the Properties after Closing.

(c)           Buyer shall be solely responsible for and shall bear all costs of transfer and other fees required to obtain licenses for the post-Closing use of any Third Party-Owned Technology in connection with the Properties.

12.9.2         Seller-Owned Technology.  Notwithstanding anything in this Agreement to the contrary, Seller shall have no obligation to assign to Buyer, or to grant a license to Buyer to access or use, any Seller-Owned Technology.

12.9.3         Seller Confidential Data.  Prior to Closing, Seller shall use Commercially Reasonable Efforts to delete or otherwise remove all of Seller’s confidential and proprietary data and information and Seller-Owned Technology (in whatever form) that are Excluded Properties (collectively, “Seller Confidential Data”) from the Properties and any computers or storage devices being assigned or otherwise transferred to Buyer pursuant to this Agreement, and to reformat the hard drives or memory disks associated with such computers or storage devices.  Promptly after Closing, (a) Buyer shall cause each of Seller’s former employees hired by Buyer to review his/her personal computer or storage devices to identify and move all Seller Confidential Data to a specified directory on a Seller-owned server and (b) Buyer shall obtain for Seller from each such employee hired by Buyer a signed statement in which such employee agrees that he/she (1) shall not use any Seller Confidential Data for any purpose whatsoever, (2) shall immediately return all Seller Confidential Data to Seller and (3) thereafter shall immediately delete any Seller Confidential Data subsequently found on any computer, storage device, or elsewhere on the Properties.

12.10        Transition Services Agreement.  Buyer and Seller shall execute and deliver, or cause their respective Affiliates to execute and deliver, the Transition Services Agreement on the Closing Date in connection with transition services to be provided by Seller Group during the Transition Period.

12.11        Fuel Gas Contract.  Buyer shall execute and deliver, or cause one of its Affiliates to execute and deliver, and Seller shall cause its Affiliate BP Energy Company (“BPEC”) to execute and deliver, a fuel gas sales agreement in form and substance (including the term) substantially similar to the existing fuel gas sales agreement between BPEC and Seller dated effective November 1, 2011 (BP Contract Number 157292), with the understanding that such fuel gas sales agreement shall include a customary force majeure provision and a requirement that the Buyer nominates a volume for fuel use at least five (5) Business Days prior to the start of each month.

12.12        Intentionally Omitted.

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12.13        Conduct of Business.  Except to the extent consented to in writing by Buyer or as expressly contemplated by this Agreement, and except for emergency operations and operations required under contractual obligations (presently existing or entered into in accordance with this Agreement), Seller agrees that from the date of this Agreement until Closing, Seller shall (i) cause the Properties to be operated and maintained in accordance with Reasonable and Prudent Operator Practice in all material respects, (ii) pay or cause to be paid in the ordinary course of business all costs and expenses in connection with the Properties, (iii) conduct its business, operations, activities and practices with respect to such Properties in all material respects only in the ordinary course of business and consistent with past practice or as otherwise permitted by this Agreement, (iv) comply in all material respects with all Laws which are applicable to the Properties, (v) comply in all material respects with all of the material covenants and conditions contained in agreements relating to such Properties, (vi) pay all Taxes and assessments with respect to such Properties which become due and payable on or prior to the Closing Date (except such Taxes as Seller may be contesting in good faith), and, unless agreed in writing by both Parties, shall not file or amend any Tax Return or file, amend or revoke any election with respect to Taxes, if in either case, the Tax Return or election would materially affect Buyer’s liability for Taxes, and (vii) to the extent permitted by applicable Law, advise and consult with Buyer on all material matters relating to such Properties.  Notwithstanding anything otherwise provided herein, Seller shall have the right to continue to complete the Recycle Project and the Ulysses Plant Remediation Project after the Signing Date.

12.14        Notification of Breaches.  Until Closing:

12.14.1       Each Party shall notify the other Party promptly after it obtains Knowledge that any representation or warranty of such other Party contained in this Agreement is untrue in any material respect or can reasonably be expected to be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by such other Party prior to or on the Closing Date has not been so performed or observed in any material respect.

12.14.2       If any representation or warranty of either Party is untrue or shall become untrue in any material respect between the Signing Date and the Closing Date, or if any of either Party’s covenants to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty or covenant shall (if curable) be cured by the Closing, then such breach shall be considered not to have occurred for all purposes of this Agreement.

12.15        Removal of Seller Marks.  Buyer agrees that, within three (3) months after the Closing Date, Buyer shall (i) remove, obliterate, cover or replace, as appropriate, all signs, billboards, containers, drums, advertisements or other media containing any service marks, trade names, trade dress or other indicia of origin of Seller or any other member of the Seller Group, including the words “BP,” “Amoco,” “Vastar,” “Atlantic Richfield Company,” or “Standard;” any items that include the words “BP,” “Amoco,” “Vastar,” “Atlantic Richfield Company,” or “Standard;” the Seller Group torch and oval design; the letters “BP;” any items that include the word “BP” or the BP shield or the BP Helios logo and/or variants thereof; the ARCO spark design logo and any variants thereof; and the letters “ARCO” located on or

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appurtenant to any portion of the Properties, including signs, billboards and advertisements or other media located at offices and facilities related to the Properties; and (ii) return to Seller or, at Seller’s option, destroy (and certify such destruction to Seller) all items and materials, including stationery, letterhead and purchase orders, located at or on the Properties that identify Properties of Seller or of any other member of the Seller Group, or any of the Properties containing the above described marks.  In addition, Buyer agrees that, within three (3) months after the Closing Date, Buyer shall replace all signs located at or on the Properties that use the above described marks or any mark confusingly similar thereto, identify Properties of Seller or of any other member of the Seller Group, or identify Seller or any other member of the Seller Group as the operator of such Properties.

12.16        Replacement of Seller Guaranties.  Buyer shall obtain, effective as of the Closing Date, the release of all Seller Guaranties and any obligations of Seller or its Affiliates related thereto, in form and substance satisfactory to Seller, and, at the Closing, shall return or reimburse Seller for any such cash deposits and replace all bonds, letters of credit, guaranties and other surety arrangements and credit assurances provided, funded or otherwise supported by Seller or its Affiliates.  In the event Buyer fails to obtain all such releases and the return of all such bonds, letters of credit, guaranties and other credit support vehicles, then Buyer agrees to reimburse Seller Group upon request for any amounts paid or suffered thereunder after the Effective Time and (a) Buyer shall secure such obligation by providing to Seller Group at the Closing back-to-back irrevocable stand-by letters of credit issued by nationally recognized financial institutions (or other back-to-back credit support) acceptable to Seller for the benefit of Seller Group with respect to each of the Seller Guaranties that remains in effect on and after the Closing Date, satisfactory in form and substance to Seller in its sole discretion, for the full amount and time period (plus additional 30-Day periods) that Seller Group is liable in respect of any such remaining Seller Guaranty or obligated to perform thereunder and (b) Buyer shall use its Commercially Reasonable Efforts after the Closing Date to obtain all such releases and returns promptly.

12.17        Seller Standards.

12.17.1       The Parties acknowledge that prior to Closing, certain Excluded Properties comprising documents defining and describing the Seller’s standards, processes, procedures, practices and policies related to (a) Seller’s Operating Management System and related documentation and (b) Seller’s Engineering Technical Practices and related documentation (collectively, the “Seller Standards”) were used in connection with ownership or operation of the Properties.

12.17.2       Notwithstanding the fact that Seller Standards are generally Excluded Properties, Seller hereby grants Buyer a nonexclusive, paid-up, perpetual and irrevocable right and license to continue to use, and to make copies (in hardcopy or electronic form), those Seller Standards which are on the premises of the Properties at Closing; provided that nothing herein shall be deemed to imply that Buyer has any right or interest in or access to Systems used or created by Seller or its Affiliates in connection with the Seller Standards.

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12.17.3       The Seller Standards, and all portions thereof, shall be used solely for the purpose of operating the Properties, and shall not be used in connection with any other operations or business.

12.17.4       Seller makes no representations or warranties, express or implied, and expressly disclaims any liability and responsibility for any use, interpretation or application by Buyer of any Seller Standard at any time (including after the termination of the Agreement), or any advice, recommendations, consultations or opinions, in whatever form, provided to or acquired by the Buyer at any time in connection with the Seller Standards (including from any of Seller’s or Seller’s Affiliates’ employees, agents or contractors).

12.17.5       Seller Standards shall be deemed to be Seller confidential information subject to the terms and conditions of the Confidentiality Agreement on and after the Closing Date, and Buyer hereby acknowledges its obligation to treat such information as confidential information of Seller in accordance with the terms of the Confidentiality Agreement.

12.17.6       After Closing, Seller will have no obligation to provide any corrections, updates, improvements, or amendments to the Seller Standards or otherwise support the Seller Standards in any manner.

12.18        Required Bonding.  Buyer shall obtain all required bonds and other surety arrangements relating to the ownership, use, or operation of the Properties necessary to own, use and operate the Properties at and after Closing.

ARTICLE XIII
HSR ACT; FCC FILINGS

13.1          HSR Filings.  If compliance with the HSR Act is required in connection with the transactions contemplated by this Agreement, as promptly as practicable and in any event not later than February 29, 2012, each Party shall file with the Federal Trade Commission and the Department of Justice, as applicable, the required notification and report forms and shall as promptly as practicable furnish any supplemental information that may be requested in connection therewith.  Each Party shall request, and take all reasonable steps to achieve, early termination of applicable waiting periods.  Buyer shall bear all filing fees under the HSR Act and each Party shall bear its own costs for the preparation of any such filing and its other costs associated with compliance with the HSR Act.  The Parties shall have the right to review in advance all characterizations of the information relating to this Agreement and the transactions contemplated hereby that appear in any filing made with a Governmental Authority as contemplated herein.  Buyer and Seller agree to respond promptly to any inquiries from Governmental Authorities, including the Department of Justice or the Federal Trade Commission, concerning such filings and to comply in all material respects with the filing requirements of the HSR Act or other applicable Law.  Buyer and Seller shall cooperate with each other and, subject to the terms of the Confidentiality Agreement, shall promptly furnish all information to the other Party that is necessary in connection with Buyer’s and Seller’s compliance with the HSR Act or other applicable Law.  Buyer and Seller shall keep each other

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fully apprised with respect to any requests from or communications with Governmental Authorities, including the Department of Justice or the Federal Trade Commission, concerning such filings and shall consult with each other with respect to all responses thereto.  Each of Seller and Buyer shall use its Commercially Reasonable Efforts to take all actions reasonably necessary and appropriate in connection with any HSR Act or other applicable Law filing to consummate the transactions contemplated hereby.

13.2          FCC Filings.  Each Party shall prepare, as soon as is practical following the execution of this Agreement, all necessary filings in connection with the transactions contemplated by this Agreement that may be required to be filed by such Party with the Federal Communications Commission.  The Parties shall promptly furnish each other with copies of any notices, correspondence or other written communication from the Federal Communications Commission, shall promptly make any appropriate or necessary subsequent or supplemental filings and shall cooperate in the preparation of such filings as is reasonably necessary and appropriate.

ARTICLE XIV
PERSONNEL

14.1          Employees.  Schedule 14.1 contains a list of all employee positions of Seller Group employed exclusively in the operation of the Properties and the FrontStreet Gathering System.  Within three (3) Business Days after the Signing Date, Seller shall provide to Buyer a list (the “Employee List”) of all employees of Seller Group who fill those positions other than the Excluded Employees (as hereinafter defined) (collectively, the “Employees”), including positions of employees who are receiving short-term disability benefits or are on family and medical, medical/long-term disability, administrative or military leave or any other type of leave that entitles the employee to reinstatement upon completion of the leave under the applicable leave policies of Seller or its Affiliates (collectively, “Leave”).  The Employee List shall include for each Employee the current status, job title, seniority date, work location, vacation eligibility, base salary, bonus target, and long-term incentive target.  Within three (3) Business Days after the Signing Date, Seller shall provide to Buyer a list (the “Excluded Employee List”) of employees of Seller Group who are employed exclusively in the operation of the Properties who will not be made available to Buyer or Buyer’s Affiliates for interview or employment (collectively, the “Excluded Employees”).  Seller shall be entitled to update the Employee List as necessary at any time prior to the expiration of the Transition Period to reflect any and all employment changes.  Notwithstanding anything that may be contained in Sections 14.2 and 14.3 below, Seller Group reserves the right to make employment offers to any of the Employees as well as the Excluded Employees prior to the end of the Transition Period.

14.2          Employment Offers to Active Employees.  Commencing ten (10) Business Days after the Signing Date, Seller or its Affiliates shall provide to Buyer upon request reasonable access to the Employees.  Buyer covenants that no later than fifteen (15) Days prior to the Closing Date, Buyer or Buyer’s Affiliates, shall offer employment with Buyer or Buyer’s Affiliates, effective as of the later of the Closing Date or, with respect to Employees engaged in providing services on behalf of Seller under the Transition Services Agreement, the expiration of the Transition Period, to all active Employees except for the Excluded Employees, at the same or better salaries or wages, with similar duties and responsibilities, at the same location and on the

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same status (e.g., full-time or part-time), as provided by Seller Group immediately prior to the Closing Date or the expiration of the Transition Period, contingent upon such Employee passing an appropriate background check and drug screening test.  All Employees who accept employment with Buyer or Buyer’s Affiliates pursuant to the offers described either in this Section 14.2 or in Section 14.3 are referred to herein as “Transferred Employees.”  Buyer covenants that no Transferred Employee’s initial base salary or wages as an employee of Buyer or Buyer’s Affiliates shall be reduced during the twelve (12)-month period after such Transferred Employee commences employment with Buyer or Buyer’s Affiliates, unless such Transferred Employee is terminated, in which case Section 14.12 shall apply.  Buyer covenants that Buyer or Buyer’s Affiliates shall offer each active Employee no less than ten (10) Days during which to accept or reject Buyer’s or its Affiliates’ employment offer~~.~~, subject to the terms and conditions of this Article 14.

14.3          Employment Offers to Employees on Leave.  In addition, Buyer covenants that no later than fifteen (15) Days prior to the Closing Date, Buyer or Buyer’s Affiliates shall offer employment with Buyer or Buyer’s Affiliates to each Employee who is on Leave as of the expiration of the Transition Period, except for the Excluded Employees, with such employment commencing at such time as such Employee is ready to return to work (but not sooner than the later of the Closing Date or, with respect to Employees on Leave who would be engaged in providing services on behalf of Seller under the Transition Services Agreement, the expiration of the Transition Period), at the same or better salaries or wages, with similar duties and responsibilities, at the same location and on the same status (e.g., full-time or part-time), as provided by Seller Group immediately prior to the commencement of such Employee’s Leave; provided, however, that such Employee is ready to return to work within one hundred twenty (120) Days after the expiration of the Transition Period and contingent upon such Employee passing an appropriate background check and drug screening test.  Buyer covenants that Buyer or Buyer’s Affiliates shall offer each Employee on Leave no less than ten (10) Days during which to accept or reject Buyer’s or its Affiliates’ employment offer.

14.4          Transfer Time.  All Transferred Employees shall become employees of Buyer or Buyer’s Affiliates, effective as of 12:00 a.m.  CPT on the later of the Closing Date or, with respect to Employees engaged in providing services on behalf of Seller under the Transition Services Agreement, the Day the Transition Period expires and, except as otherwise provided herein, Buyer covenants that at such time Buyer or Buyer’s Affiliates shall assume and be responsible for payment of all salaries and benefits and all other costs and liabilities relating to services provided by the Transferred Employees effective as of such time; provided that, with respect to an Employee on Leave, such obligations shall not attach until the Employee on Leave commences employment with Buyer or Buyer’s Affiliates.

14.5          Level of Employee Benefits Provided by Buyer or Buyer’s Affiliates.  Buyer covenants that Buyer or Buyer’s Affiliates shall provide to all Transferred Employees employee benefits in accordance with employee benefit plans (such as defined benefit plans, defined contribution plans and welfare benefit plans), programs, policies and pay practices (such as vacations, bonuses and short-term disability leaves) which shall be the same as or better than the benefits provided to substantially similar employees of Buyer or Buyer’s Affiliates.  Effective on the termination date of the Transferred Employee with Seller Group, Seller shall update the Employee List to provide to Buyer the then current hire date, recognized credited

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service amount, seniority date, salary or wage level information, and participation, vesting and, as applicable, benefit accrual periods of service amounts, with Seller Group for such Transferred Employee.  Effective as of their termination date with Seller Group, the Transferred Employees shall cease to accrue benefits under all employee benefit plans and programs of Seller Group.

14.6          Defined Contribution Pension Plans.  Buyer covenants that, effective as of the expiration of the Transition Period, Buyer or Buyer’s Affiliates’ defined contribution pension plans in which the Transferred Employees participate shall be amended to recognize such Transferred Employees’ participation and vesting periods of service with Seller Group for purposes of determining participation, vesting and the level of company contributions to the extent permissible under Law.

14.7          Welfare Benefits and Other Benefits and Policies.  Except as would result in duplication of benefits and except as otherwise required by Law, for each Transferred Employee who participates in any welfare benefit plan, or is subject to any policy or pay practice, of Buyer or Buyer’s Affiliates, Buyer covenants that both Buyer or Buyer’s Affiliates, and the applicable welfare benefit plan, policy and pay practice: (i) shall recognize the Transferred Employee’s recognized credited service amounts with Seller Group for all purposes including eligibility, vesting, and benefit determination and accrual; (ii) shall use Commercially Reasonable Efforts to cause its third party insurance providers or third party administrators to waive any physical examination requirements or other proof of insurability, and to waive all coverage exclusions and limitations, except as subject to Buyer’s and Buyer’s Affiliates’ insurance carrier’s requirements and limitations for similarly situated employees of Buyer, relating to waiting periods or pre-existing conditions, with respect to any of the Transferred Employees or any dependent covered by Seller Group’s comparable welfare benefit plan, policy or pay practice in effect as of the expiration of the Transition Period; and (iii) shall credit the expenses of the Transferred Employees which were credited toward deductibles, co-insurance or co-payments for the year in which the Transferred Employee terminates employment with Seller Group under the applicable welfare benefit plan of Seller Group against satisfaction of any deductibles, co-insurance or co-payments for the year in which the Transferred Employee commences employment with Buyer or Buyer’s Affiliates under Buyer’s or Buyer’s Affiliates’ medical welfare benefit plan for the Transferred Employees.  Should Buyer, through Commercially Reasonable Efforts, determine that it is unable to credit the expenses of the Transferred Employees that the Transferred Employees accumulated through deductibles, co-insurance or co-payments, Buyer agrees to otherwise credit, pay or compensate the Transferred Employees for those expenses.

14.8          Vacation.  Seller shall be responsible for paying the Transferred Employees for any accrued but unused vacation benefits due as of the last Day of such Transferred Employee’s employment with Seller Group, up to, and including, the termination date of the Transferred Employee with Seller Group, under the applicable vacation policy of Seller Group (the “Seller Vacation Policy”).  Buyer covenants that, in the event that any Transferred Employee is eligible under the Seller Vacation Policy for a greater amount of annual vacation than such Transferred Employee is eligible for under Buyer’s or Buyer’s Affiliates’ vacation policy even after Buyer or Buyer’s Affiliates recognize such Transferred Employee’s credited service amounts with Seller Group, Buyer or Buyer’s Affiliates shall provide such Transferred Employee with the amount of annual vacation for which such Transferred Employee

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was eligible under the Seller Vacation Policy.  Between the expiration of the Transition Period and the end of the year in which the expiration of the Transition Period occurs, Buyer covenants that Buyer or Buyer’s Affiliates, shall permit all Transferred Employees to take the same number of Days of vacation on an unpaid basis as they would have been eligible to take as of the Day immediately prior to the expiration of the Transition Period under the Seller Vacation Policy based upon the recognized credited service amounts of such Transferred Employees with Seller Group.

14.9          WARN Act.  Buyer represents, warrants and covenants that, there shall be no major employment losses as a consequence of the change in ownership or operatorship contemplated by this Agreement that might trigger obligations under the WARN Act, or under any similar provision of any Law (collectively, “WARN Obligations”).  To the extent that any WARN Obligations might arise as a consequence of the change in ownership or operatorship contemplated by this Agreement, Buyer covenants that Buyer Group shall be responsible for, and Buyer (on behalf of Buyer Group and their successors and assigns) shall protect, defend, indemnify and hold harmless Seller Group from and against any Claims caused by, arising from, incurred in connection with or relating in any way to, any WARN Obligations arising as a result of any employment losses occurring on or after the expiration of the Transition Period.  Buyer covenants that for ninety (90) Days following the expiration of the Transition Period, there shall not be any mass layoff, plant closing or other action that might trigger WARN Obligations of Seller Group.  Buyer (on behalf of Buyer Group and their successors and assigns) shall protect, defend, indemnify and hold harmless Seller Group from and against any Claims caused directly or indirectly or arising from any failure to meet these obligations.  These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law or other fault of Seller Group, or any pre-existing defect.

14.10        Service Credit.  From and after the commencement of their employment with Buyer, Buyer covenants that the Transferred Employees shall be given credit for their service recognized by Seller Group on their last Day of employment with Seller Group for purposes of eligibility, vesting and benefit determination and accrual under all applicable plans and programs of Buyer Group, as well as for purposes of determining any vacation, severance or other related benefits to be provided pursuant to the manner described above.

14.11        Benefits – Miscellaneous.  Notwithstanding any provision of this Agreement to the contrary, the Seller Group shall retain the obligation for, and shall satisfy, payment of all covered medical, dental, life insurance and long-term disability claims commenced or expenses incurred by any Transferred Employee prior to the applicable Transfer Time under Section 14.4 for such Employee, and neither the Buyer nor Buyer’s Affiliates shall assume or be responsible for any liability with respect to such claims.  Buyer and Buyer’s Affiliates shall not be liable for any obligations of Seller Group arising out of participation by Transferred Employees in the employee benefit plans of Seller Group.  All obligations described in this Section 14.11 shall be referred to as the “Seller Employee Benefit Obligations.”

14.12        Severance.  Buyer covenants that Buyer or Buyer’s Affiliates shall offer severance benefits equivalent to the 2012 BP Severance Benefits Plan attached hereto as

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Schedule 14.12 (the “Seller Severance Plan”) to any Transferred Employee who has actions taken against such Transferred Employee within eighteen (18) months after the expiration of the Transition Period that would make the Transferred Employee eligible for severance benefits under the involuntary terminations section of the Seller Severance Plan.  Buyer’s or Buyer’s Affiliates shall recognize the Transferred Employees’ recognized credited service amounts with Seller Group in connection with calculating the severance benefit to be given to such Transferred Employee.  Notwithstanding anything in this Agreement to the contrary, no Party hereunder shall be liable for any severance costs with respect to any employee of any other Party hereunder while an employee of that other Party.

14.13        Restriction on Solicitation.  Except as expressly authorized in Sections 14.2 and 14.3 and except for general published solicitations or advertisements for employment (whether in print or on-line), for a period of twenty-four (24) months after the Closing Date (or, if the Closing does not occur, twenty-seven (27) months after the Signing Date), (i) neither Party may (without obtaining the prior written consent of the other Party) solicit for employment any employees of the other Party (or such Party’s Affiliate), who are directly or indirectly engaged in the operation of the Purchased Assets or the negotiation or the Closing of the transactions contemplated by this Agreement and (ii) Buyer may not solicit for employment any of the Excluded Employees so long as such employee is employed by Seller or Seller’s Affiliate.

14.14        Access to Employees Hired by Buyer Group.  Upon written request by Seller in connection with the Seller Retained Liabilities, Buyer shall provide access to Employees hired by Buyer or its Affiliates, at reasonable times and in a manner that does not unreasonably interfere with Buyer's operations.

ARTICLE XV
CONDITIONS PRECEDENT TO CLOSING

15.1          Conditions Precedent to Seller’s Obligation to Close.  The obligations of Seller to proceed with the Closing are subject to the satisfaction of the following conditions precedent, all or any of which may be waived by Seller in its sole discretion:

15.1.1         The representations and warranties of Buyer contained in this Agreement shall be true and correct with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date except to the extent that the failure of any such representations and warranties to be true and correct would not cause a Material Adverse Effect;

15.1.2         Buyer shall have complied in all material respects with all material covenants and obligations contained in this Agreement to be performed or complied with by Buyer on or prior to the Closing Date; and

15.1.3         Buyer shall have provided Seller with copies of any necessary or appropriate consents and approvals (except Customary Post-Closing Consents), Permits, insurance and similar items required of Buyer to purchase, receive, own and operate the

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Properties as of the Closing and to otherwise transact business in the applicable jurisdiction and in accordance with contracts assigned to Buyer at Closing.

15.2          Conditions Precedent to Buyer’s Obligation to Close.  The obligations of Buyer to proceed with the Closing are subject to the satisfaction of the following conditions precedent, all or any of which may be waived by Buyer in its sole discretion:

15.2.1         The representations and warranties of Seller contained in this Agreement shall be true and correct with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date except to the extent that the failure of any such representations and warranties to be true and correct would not cause a Material Adverse Effect; and

15.2.2         Seller shall have complied in all material respects with all material covenants and obligations contained in this Agreement to be performed or complied with by Seller on or prior to the Closing Date.

15.3          Conditions Precedent to Obligation of Each Party to Close.  The obligations of each Party to proceed with the Closing are subject to the satisfaction of the following conditions precedent, all or any of which may be waived by the other Party in its sole discretion:

15.3.1         consummation of the transactions contemplated under the terms of this Agreement is not prevented from occurring by (and the required waiting period, if any, has expired under) the HSR Act and the rules and regulations of the Federal Trade Commission and the Department of Justice;

15.3.2         receipt of all material Governmental Approvals (except for Customary Post-Closing Consents) required in connection with the transactions contemplated hereby;

15.3.3         receipt of all material consents and approvals of any Person other than a Governmental Authority (except for Customary Post-Closing Consents) required in connection with the transactions contemplated hereby;

15.3.4         no injunction, order (including any temporary restraining order), non-appealable final order, award, decree or judgment of any Governmental Authority having appropriate jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated herein; and

15.3.5         neither Party has exercised its right to terminate this Agreement pursuant to Section 17.1.

15.4          Motor Vehicle Transfers.  Notwithstanding anything in this Agreement to the contrary, Seller obtaining certificates of title for vehicles which constitute Properties is not a condition to Closing or a breach of this Agreement at that time; provided that if Seller has not obtained a certificate of title for any of the vehicles which constitute Properties prior to Closing,

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Seller shall deliver or cause to be delivered a certificate of title for each such vehicle to Buyer in a diligent manner, but in no event more than one hundred eighty (180) Days after Closing.

15.5          Closing Over Breaches or Unsatisfied Conditions.  Notwithstanding anything to the contrary contained in this Agreement, if there is a failure of any condition to be satisfied in favor of a Party or if there is a breach of any representation or warranty or pre-Closing covenant of another Party to the Knowledge of the first Party and the first Party  elects to proceed with the Closing, then, except to the extent such failure or breach is described in a written notice given by the first Party to the second Party prior to the Closing Date, the condition that is unsatisfied or the representation, warranty or pre-Closing covenant that is breached at the Closing Date will be deemed waived by such first Party, and, absent a written waiver, the terms of which shall govern, such first Party will be deemed to fully release and forever discharge the other Parties on account of any and all Claims with respect to the same, including any Claims for indemnification hereunder, and such Party agrees not to make, file or bring any Claim with respect to such released Claims.  If such written notice is given prior to Closing, and Closing does occur, this provision shall have no impact on either Party’s rights or obligations pursuant to Article VIII insofar as applicable to the failure or breach described in such notice.  The term “pre-Closing covenant” refers to a covenant to the extent applicable to a period prior to the Closing.

ARTICLE XVI
THE CLOSING

16.1          Closing.  Subject to the terms and conditions hereof, the Closing of the transactions contemplated hereby shall take place at 10:00 a.m. CPT on the Closing Date in the offices of Gardere Wynne Sewell LLP, 1000 Louisiana Street, Suite 3400, Houston, Texas 77002 or such other location in Houston, Texas as Seller may notify Buyer before the Closing Date whereby the documents and payments referred to in Sections 16.2 and 16.3 (or otherwise required by this Agreement to be delivered at the Closing) shall be exchanged by the Parties.  Seller shall provide Buyer with the Preliminary Settlement Statement setting forth the Purchase Price due and owing from the Buyer under the terms of this Agreement (after netting the amounts owed by and to each Party hereunder) as provided in Section 6.5.  Seller shall provide Buyer with wiring instructions designating the account or accounts to which the Purchase Price is to be delivered at Closing.  When completed, the Closing shall be deemed to have occurred at 12:00 a.m.  CPT on the Closing Date.

16.2          Seller’s Obligations at Closing.  At the Closing, Seller shall deliver to Buyer or cause to be delivered to Buyer, unless waived by Buyer, the following:

16.2.1         four (4) originals of the Assignment and Bill of Sale executed by an Authorized Officer of Seller, and acknowledged, conveying all of Seller’s right, title and interest in and to the Properties not conveyed pursuant to the Deed;

16.2.2         four (4) originals of the Deed executed by an authorized officer or an Authorized Officer of Seller, and acknowledged, conveying all of Seller’s right, title and interest in the Real Property;

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16.2.3         four (4) originals of the Transition Services Agreement executed by an Authorized Officer of Seller;

16.2.4         four (4) originals of an assignment of the contracts, if any, listed on Schedule 16.2.4 that are held in the name of an Affiliate of Seller executed by an Authorized Officer of such Affiliate;

16.2.5         four (4) originals of the Certificate executed by an Authorized Officer of Seller;

16.2.6         four (4) originals of the Non-Foreign Certificate executed by an Authorized Officer of Seller;

16.2.7         four (4) originals of a Secretary’s Certificate or Assistant Secretary’s Certificate certifying as to the due authorization of Seller’s signatory(ies) to the documents signed at Closing;

16.2.8         four (4) originals of the Assignment of Operating Rights by an Authorized Officer of Seller; and

16.2.9         any other instruments and agreements (including ratification or joinder instruments required to transfer Properties from Seller to Buyer and deeds) as are necessary or appropriate to comply with Seller’s obligations under this Agreement.

16.3          Buyer’s Obligations at Closing.  At the Closing, Buyer shall deliver to Seller or cause to be delivered to Seller, unless waived by Seller, the following:

16.3.1         The Closing Purchase Price owed by Buyer, by wire transfer of immediately available funds to the account designated pursuant to Section 16.1;

16.3.2         four (4) originals of the Assignment and Bill of Sale referred to in Section 16.2.1 executed by an Authorized Officer of Buyer, and acknowledged;

16.3.3         four (4) originals of the Deed, executed by an Authorized Officer of Buyer, and acknowledged;

16.3.4         four (4) originals of the Transition Services Agreement executed by an Authorized Officer of Buyer or its Affiliate;

16.3.5         four (4) originals of an assignment of the contracts, if any, listed on Schedule 16.2.4 that are held in the name of an Affiliate of Seller executed by an Authorized Officer of such Affiliate;

16.3.6         four (4) originals of the Certificate executed by an authorized officer or an Authorized Officer of Buyer;

16.3.7         four (4) originals of certificates of the Secretary or Assistant Secretary of Buyer, dated on the Closing Date, certifying (i) that a true and correct copy

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of the resolutions of Buyer’s board of directors authorizing this Agreement and the transactions contemplated hereby are attached thereto have been duly adopted and are in full force and effect; (ii) that true and correct copies of the articles of incorporation, bylaws or other governing documents of Buyer and all amendments thereto are attached thereto; and (iii) as to the incumbency and authorization of Buyer’s signatory executing on behalf of Buyer this Agreement and the other documents executed in connection herewith;

16.3.8         if Buyer qualifies for any exemptions described in Section 6.3.2, four (4) originals of an exemption certificate, if required by state law, releasing Seller from collecting Sales Tax on otherwise taxable items; and

16.3.9         such other instruments and agreements (including any required ratification or joinder instruments required to transfer the Properties from Seller to Buyer) as necessary or appropriate to comply with Buyer’s obligations under this Agreement.

ARTICLE XVII
TERMINATION

17.1          Grounds for Termination.  Subject to Section 17.2, this Agreement may be terminated (except for the provisions referenced in Section 17.2) at any time prior to Closing upon the occurrence of any one or more of the following:

17.1.1         by the mutual written agreement of the Parties;

17.1.2         by Buyer, if any of the conditions set forth in Sections 15.2 or 15.3 shall have become incapable of fulfillment, and shall not have been waived by Buyer (provided, however, that Buyer is not in material breach of its representations, warranties or covenants contained in this Agreement and, further provided, that Buyer shall have given Seller at least five (5) Business Days in which to attempt to cure the situation and at the end of such cure period, the relevant condition precedent remains unable to be satisfied prior to the Closing Date); provided however, the cure period shall be extended for a further twenty (20) Business Days if Seller is using good faith and reasonable efforts to satisfy such condition and it is reasonably possible that such condition can be satisfied within the cure period as extended;

17.1.3         by Seller, if any of the conditions set forth in Sections 15.1 or 15.3 shall have become incapable of fulfillment, and shall not have been waived by Seller (provided, however, that Seller is not in material breach of its representations, warranties or covenants contained in this Agreement);

17.1.4         by either Party, if under the HSR Act or otherwise, the Federal Trade Commission or the Department of Justice shall have commenced or threatened to commence any proceeding to delay or enjoin or seek damages in respect of the transactions evidenced by this Agreement (“threatened,” for purposes of this Section 17.1.4, means an actual vote of the Commissioners of the Federal Trade Commission to commence such a proceeding);

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17.1.5         by either Party, if consummation of the transactions contemplated by this Agreement would violate any non-appealable final order, decree or judgment of any Governmental Authority enjoining, restraining or prohibiting (i) Seller’s proposed sale of Properties to Buyer, or (ii) the consummation of the transactions contemplated by this Agreement;

17.1.6         by either Party, if any material Governmental Approval of the consummation of the transactions contemplated under the terms of this Agreement (except for those Customary Post-Closing Consents) is required and not obtained from any Governmental Authority having appropriate jurisdiction;

17.1.7         by Seller, if Seller has not received the Performance Deposit by the date and time provided in Section 2.5;

17.1.8         by either Party, if the Termination Defect Amount meets or exceeds the requisite amount set forth in the definition of such term; or

17.1.9         by either Party, if Closing has not occurred on or before the Termination Date, for any reason (provided, however, that the terminating Party is not in material breach of its representations, warranties or covenants contained in this Agreement).

17.2          Effect of Termination.  Except as otherwise provided in this Section 17.2, if this Agreement is terminated in accordance with Section 17.1, neither Party shall have any right or remedy against the other Party as a result of such termination, except for any breach of this Agreement and except that performance of the indemnity obligation in Section 5.1 and the obligations contained in Section 14.13 and Articles 17, 18 and 19 shall survive termination of this Agreement.  If Closing does not occur, Seller shall refund the Performance Deposit to Buyer unless Closing did not occur because of Buyer’s breach of this Agreement, including breach of Buyer’s representations and warranties herein, or Buyer’s failure or refusal to Close that is not permitted by the terms of this Agreement, in any of which events Seller shall be entitled to retain the Performance Deposit as liquidated damages and not a penalty or Consequential Damages.  The provisions for payment of the Performance Deposit as liquidated damages in this Section 17.2 have been included because, in the event of termination of this Agreement as described in Section 17.1, both Buyer and Seller agree that the actual damages that would be incurred by Seller are reasonably expected to approximate the amount of the Performance Deposit and because the actual amount of such damages would be difficult, if not impossible, to measure precisely and Buyer waives any rights to claim otherwise, and Seller shall have no liability or obligation to any member of the Buyer Group relating to or arising out of the Performance Deposit.

17.3          Dispute over Right to Terminate.  Each Party acknowledges and agrees that if the Closing fails to occur, or is rendered incapable of occurring, as a result of the breach by such Party of any term or provision of this Agreement (such breach, a “Closing Failure Breach”), the other Party would be damaged irreparably.  Accordingly, each Party agrees that the other Party shall be entitled to an injunction or injunctions to prevent any such Closing Failure Breach and to enforce specifically this Agreement and the terms and provisions hereof in

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any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter.  If there is a dispute between the Parties over the right of a Party to terminate this Agreement, the Closing shall not occur on the Closing Date.  A Party that disputes the right of the other Party to terminate this Agreement may, within thirty (30) Days after the Closing Date, initiate litigation to resolve the dispute.  If the Party that disputes the right of the other Party to terminate this Agreement fails (for any reason whatsoever) to initiate litigation within such thirty (30) Day period, this Agreement shall be deemed properly terminated as of the original date of termination (without prejudice to Seller’s right to retain the Deposit together with any interest earned thereon pursuant to Section 17.2), and the Party that disputes or has the right to dispute the termination of this Agreement, on behalf of itself, its Affiliates, and the officers, directors, agents, employees, successors and assigns of itself and its Affiliates, irrevocably waives any and all Claims it and they may have against the terminating Party for termination of this Agreement.

17.4          Confidentiality.  Both Parties agree to be bound by the terms and conditions of the Confidentiality Agreement as if each were a signatory party thereto and to cause their respective Affiliates to comply therewith as if they were signatories thereto.  Notwithstanding the termination of this Agreement or any other provision of this Agreement to the contrary but subject to the next sentence of this Section 17.4, the terms of the Confidentiality Agreement, shall remain in full force and effect.  If Closing of the transaction contemplated under the terms of this Agreement occurs, the terms and conditions of the Confidentiality Agreement shall terminate (which termination shall be effective as of the Closing) as and to the extent provided in Section 19.4 but shall remain in full force and effect as to all Excluded Properties and other assets, properties and information of or about Seller Group, including the Seller Standards.

ARTICLE XVIII
ARBITRATION

18.1          Friendly Consultation.

18.1.1         In the event of any Arbitrable Dispute, the Parties shall attempt in the first instance to resolve such dispute through friendly consultations between the Parties.  The Parties agree to attempt to resolve all Arbitrable Disputes arising hereunder promptly, equitably and in a good faith manner.

18.1.2         If the Parties are unable to resolve the Arbitrable Dispute through friendly consultation, any Party may request by written notice resolution by management-level negotiations by the Parties.  Within fifteen (15) Days after delivery of the notice, each Party shall submit to the other Party a written response.  The notice and the response each shall include (i) a brief summary of that Party’s position and (ii) the name and title of that Party’s representative and of any other Person who will accompany the representative to the meeting.  Within fifteen (15) Days after delivery of such written response, the representatives of both Parties (and any accompanying Persons) shall meet at a mutually acceptable time and place, and thereafter continue to meet as often as they reasonably deem necessary, to use their good faith and reasonable efforts to attempt to resolve the dispute.  All negotiations pursuant to this clause shall be confidential and

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shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

18.2          Arbitration.

18.2.1         an Arbitrable Dispute has not been resolved within forty-five (45) Days after delivery of the notice requesting management-level negotiations, or if the Parties failed to meet within fifteen (15) Days after delivery of such notice, then the Arbitrable Dispute may be submitted by any Party to binding arbitration pursuant to the terms of this Article 18, regardless of whether such Arbitrable Dispute otherwise would be considered justiciable or ripe for resolution by any court or arbitral tribunal, by giving written notice thereof to the other Party; provided, however, that in no event shall a Party have the right to submit the Arbitrable Dispute to arbitration if the institution of legal or equitable proceedings based on such Arbitrable Dispute would be barred by any applicable survival period under this Agreement or the applicable statute of limitations.  A Party submitting such Arbitrable Dispute to binding arbitration shall do so in accordance with the AAA commercial arbitration rules and procedures then in effect (the “AAA Rules”), with a copy of its submission to the other Party.

18.2.2         The arbitration shall take place in Houston, Texas.

18.2.3         The submitting Party’s notice initiating binding arbitration must describe in reasonable detail the nature of the dispute and the facts and circumstances relating thereto and identify the arbitrator it has appointed.  The other Party shall respond to the submitting Party within thirty (30) Days after receipt of the submitting Party’s notice, agreeing to the designation of its arbitrator as the single arbitrator or identifying the arbitrator such other Party has appointed.  All arbitrators must be neutral parties who are not and have not been an Affiliate of any Party, nor an employee, director, officer, shareholder, owner, partner, agent or a contractor of or legal counsel to any Party or any Affiliate of such Party or such related Persons, either presently or at any time during the previous ten (10) years.  For these purposes, the term “neutral” shall not disqualify a Person owning securities in mutual funds that own securities of Buyer, Seller or their respective Affiliates.  Arbitrators must have not less than fifteen (15) years experience as a lawyer and have a legal practice that includes significant experience in energy asset acquisition and divestiture transactions of similar complexity as the transactions contemplated in this Agreement.  A single arbitrator shall control the proceedings if appointment of a single arbitrator is accepted by all Parties; if the Arbitrable Dispute involves Ten Million Dollars ($10,000,000) or less; or if the Arbitrable Dispute involves more than Ten Million Dollars ($10,000,000) and the other Party fails to appoint an arbitrator within the required thirty (30) Day period.  If the Arbitrable Dispute involves more than Ten Million Dollars ($10,000,000) and the other Party timely appoints an arbitrator, the arbitral tribunal shall consist of three (3) arbitrators, comprised of the two Party-appointed arbitrators and a third arbitrator to be appointed by the two Party-appointed arbitrators within thirty (30) Days after the second arbitrator has been appointed.  The third arbitrator shall act as chairman of the panel.  If the Arbitrable Dispute involves Ten Million Dollars ($10,000,000) or less and the Parties are unable to agree on a single arbitrator within forty-five (45) Days after the submitting Party’s notice,

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then either Party may request the Houston, Texas office of the AAA (or, if there is no such office, the office of the AAA serving Houston, Texas) to select the single arbitrator, with due regard given to the selection criteria above and input from the Parties.  If the Arbitrable Dispute involves more than Ten Million Dollars ($10,000,000) and the two Party-appointed arbitrators are unable to agree on a third arbitrator within thirty (30) Days after the second arbitrator has been appointed, then either Party may request the Houston, Texas office of the AAA to select the third arbitrator, with due regard given to the selection criteria above and input from the Parties.  The AAA shall select the single or third arbitrator, as the case may be, as provided in the AAA Rules not later than thirty (30) Days after such request.  In the event the AAA should fail to select an arbitrator within such thirty (30) Day period, then either Party may petition the Chief United States District Judge for the Southern District of Texas to select the applicable single or third arbitrator, as the case may be, due regard being given to the selection criteria above and input from the Parties.

18.2.4         The arbitrators shall follow the Code of Ethics for Arbitrators in Commercial Disputes approved by the American Bar Association House of Delegates on February 9, 2004 and approved by the Executive Committee of the Board of Directors of the AAA.

18.2.5         Within thirty (30) Days after the selection of the panel (whether it be a single arbitrator or three arbitrators), each Party shall submit to the arbitrator(s) (with copies to the other Party) such Party’s position statement and proposal for resolution of the Arbitrable Dispute, together with any supporting data or materials.  Within ten (10) Business Days after such thirty (30) Day period, each Party shall be permitted to submit to the arbitrator(s) (with copies to the other Party) such Party’s rebuttal statement to the other Party’s position statement and a revised proposal, if any, for resolution of the Arbitrable Dispute, together with any supporting data or materials.  Within forty-five (45) Days after the expiration of the rebuttal period, the arbitrator(s) shall hold a hearing in Houston, Texas during which the Parties may present argument in support of their respective proposals.  The arbitrator(s) (by majority rule if there are three (3) arbitrators) shall determine the outcome of the Arbitrable Dispute by selecting, for each disputed point, either the proposed resolution submitted by one Party or the proposed resolution submitted by the other Party; provided that, if the Parties jointly notify in writing the arbitrators of their agreement on any particular disputed issue, the arbitrators shall follow the agreed outcome on such issue.  The arbitrators’ decision shall be by majority rule if there are three (3) arbitrators and the award shall be rendered in writing.  The arbitrators shall endeavor to render the award within sixty (60) Days following commencement of the hearing.

18.2.6         The arbitration shall proceed under the AAA Rules and shall be governed by the Federal Arbitration Act, 9 U.S.C.  Section 1, et. seq.  The arbitrators may, in their discretion, limit or expand discovery in any arbitration proceeding as they shall determine is appropriate in the circumstances, taking into account the needs of the disputing Parties and the desirability of making discovery expeditious and cost-effective.  The arbitrators shall also permit the exchange of lists of exhibits and witnesses in advance of the hearing.

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18.2.7         The decision of such arbitrators shall be final and in writing.  The Parties expressly covenant and agree to be bound by the award of the arbitrators as a final determination of the matter in dispute, and a judgment thereon may be entered in any court of competent jurisdiction.  In rendering an award the arbitrators shall abide by (i) the terms and conditions of this Agreement and (ii) the Laws of the State of Texas.  The arbitrators shall not have jurisdiction or authority to add to, detract from or alter in any way the provisions of this Agreement or to waive, alter, amend, revoke or suspend any of the provisions of this Agreement, provided, however, that the arbitrators shall have the power to decide all questions with respect to the interpretation and validity of this Section 18.2.

18.2.8         The arbitrators may award equitable relief, such as specific performance, as well as monetary damages for any Party’s breach of such Party’s obligations under this Agreement, but in no event may the arbitrators award Consequential Damages or any other damages expressly waived in Section 8.12 or that is contrary to applicable Law.

18.2.9         All fees and costs of any arbitration will be assessed and paid, in the absence of the disputing Parties’ agreement to the contrary, equally by all disputing Parties; provided that, the arbitrators may apportion the costs of arbitration between the Parties in such manner as it deems reasonable, taking into account the circumstances of the Arbitrable Dispute, the conduct of the Parties and the result of arbitration.  The arbitration panel shall be empowered and directed to enter an award by default against any Party to the arbitration who declines to pay when required by the arbitration panel its share of such fees and costs.  In addition, the arbitration panel shall be entitled to award to a Party such Party’s reasonable attorneys’ fees and expert fees, as determined by the arbitration panel considering those factors mentioned in the first sentence of this Section 18.2.9, incurred in connection with such Party’s preparation for and participation in the arbitration.

18.2.10       Except to the extent required by Law or court or administrative order, no Party, arbitrator, representative, counsel or witness shall disclose or confirm to any Person not present at the negotiation or arbitration any information about the negotiation or arbitration proceeding or hearings, including the names of the parties and the arbitrators, the nature and amount of the claims, the financial condition of any party, the expected date of the hearing or the award made.

18.2.11       To the extent, the Arbitrable Dispute arises in whole or in part under Article 5 or Article 7 of this Agreement, this Article 18 shall apply to the extent amended by such Article.

18.2.12       Notwithstanding the other provisions set forth in this Article 18, a court of competent jurisdiction may issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award.  Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitration panel shall have full authority to grant

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provisional remedies and to direct the Parties to request that any court modify or vacate any temporary or preliminary relief issued by such court.

18.3          Continuing Obligations and Rights.  When any Arbitrable Dispute occurs, the Parties shall continue to make payments of undisputed amounts in accordance with this Agreement, and the Parties shall otherwise continue to exercise their respective rights, and fulfill their respective obligations, under this Agreement.  While any friendly consultations or arbitration are pending, no Party shall exercise any other remedies hereunder arising by virtue of the matters in dispute; provided, however, a Party’s right to terminate this Agreement pursuant to Article 17 shall not be suspended during the pendency of any friendly consultations or arbitration.

18.4          Interim Remedies.  Before a notice to arbitrate is given or prior to the selection of the arbitrator(s), nothing contained herein shall prevent a Party from applying to a court that would otherwise have jurisdiction for provisional or interim measures.  After the arbitrator(s) has been selected, the arbitrator(s) shall have sole jurisdiction to hear such applications, except that any measures ordered by the arbitrator(s) may be immediately and specifically enforced by a court otherwise having jurisdiction over the Parties.

ARTICLE XIX
MISCELLANEOUS

19.1          Notices.  All notices and other communications required or desired to be given hereunder must be in writing and sent (properly addressed as set forth below) by: (a) certified or registered U.S. mail, return receipt requested, with all postage and other charges fully prepaid, (b) hand delivery, or (c) electronic mail in portable document format (pdf).  A notice or other communication will be deemed effective on the date on which received by the addressee, if by mail or hand delivery, or on the date sent, if by electronic mail (if delivery thereof is confirmed to have occurred); provided, however, if such date is not a Business Day, then date of receipt will be on the next date which is a Business Day.  Each Party may change its address by notifying the other Party in writing of such address change, and the change will be effective thirty (30) Days after such notification is received by the other Party.

If To Seller:

BP America Production Company
501 WestLake Park Boulevard
Houston, Texas 77079
Attn: Malcolm Coleman
Telephone: 281-366-3952
E-mail: malcolm.coleman@bp.com

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BP America Production Company
501 WestLake Park Boulevard
Houston, Texas 77079
Attn: Brandon Kastman
Telephone: 281-366-4446
Email: brandon.kastman@bp.com

If To Buyer:

Linn Energy Holdings, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002
Attn: Charlene A. Ripley, Senior Vice President and General Counsel
Telephone: 281-840-4000
E-mail: cripley@linnenergy.com

19.2          Costs and Post-Closing Consents.  Notwithstanding other provisions of this Agreement, Buyer shall be responsible for recording and filing documents associated with the assignment of the applicable Properties to it and for all costs and fees associated therewith, including filing the assignments and deed(s) with appropriate Governmental Authorities as required by applicable Law.  Buyer shall also be responsible for the payment of any and all transfer, Sales, gross receipts, use or similar Taxes or assessments resulting from its acquisition of Properties as contemplated by this Agreement.  As soon as practicable after recording or filing, Buyer shall furnish Seller with all recording data and evidence of all required filings.  Buyer shall also be responsible for obtaining Customary Post-Closing Consents applicable to the Properties acquired by it under this Agreement and all costs and fees associated therewith.  Except as expressly provided otherwise in this Agreement, all fees, costs and expenses incurred by the Parties in negotiating this Agreement and in consummating the transactions contemplated by this Agreement shall be paid in full by the Party that incurred such fees, costs and expenses.

19.3          Records.

19.3.1         Seller and Buyer shall meet within thirty (30) Business Days after the Closing Date and from time to time thereafter in order to plan an orderly transition of the Records to Buyer.  Within a commercially reasonable period (which is anticipated to be at least one hundred twenty (120) Days after the end of the Transition Period), Seller shall make available for Buyer to pick up or for Buyer to have delivered (at Buyer’s sole expense) to a location of Buyer’s choice the Records that are maintained by Seller or its Affiliates (or, in the case of Records located at the Properties, make such Records available to Buyer at such locations); provided, however, Seller may retain copies or originals of any or all Records.  If Seller retains originals of Records under this Section 19.3, Seller will deliver to Buyer scanned electronic copies of such original Records at Seller’s expense.

19.3.2         Seller is not obligated to create any Records for Buyer or to provide Records in a form or format other than the form or format in which they exist as

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of the Signing Date or to provide them to Buyer in any sequence or priority.  Seller will provide the Records to Buyer in the formats and on media used by Seller, or native to the system in which such data or information resides.  If Seller has any Records in an electronic format, Seller will deliver such Records in such electronic format.  If Buyer requests any Records in a specific format or report form and Seller is able, with Commercially Reasonable Efforts, to provide such Records in such requested format or report form, Buyer will reimburse Seller for all costs incurred by Seller related to the provision of such Records in such requested format or report form.

19.3.3         If Buyer desires to have copies of Records prior to the time by which Seller is obligated to furnish the Records to Buyer under this Section 19.3, Seller will use Commercially Reasonable Efforts to cause the copies requested by Buyer to be made and delivered to Buyer; provided, however, that Seller has no obligation to provide Buyer with copies of Records prior to Closing and if Seller is willing to provide copies of any such Records prior to Closing, Buyer shall reimburse Seller for all costs of copying and providing such Records to Buyer.  The provisions of this Section 19.3.3 are without prejudice to Buyer’s rights under Sections 4.1 and 5.1.

19.3.4         Buyer shall maintain the Records received from Seller for seven (7) years after the Closing Date and afford Seller reasonable access to the Records and a right to copy the Records at Seller’s expense as reasonably requested by Seller.  Buyer may retain the Records in electronic format in its ordinary course of business.  If Buyer desires to destroy the Records within such seven (7) year period, it shall notify Seller prior to such destruction, and provide Seller an opportunity to take possession of them at Seller’s expense.  In addition, Buyer shall afford Seller full access to records and data produced after the Closing Date and reasonably requested by Seller in connection with any Claim for indemnity by Buyer under this Agreement (excluding, however, attorney work product and attorney-client communications entitled to legal privilege), and a right to copy such records and data at Seller’s expense.  Furthermore, Seller shall afford Buyer full access to records and data which have not been delivered to Buyer and which are reasonably requested by Buyer in connection with any Claim for which Buyer is responsible under this Agreement (excluding, however, attorney work product and attorney-client communications entitled to legal privilege), and a right to copy such records and data at Seller’s Expense if such records or data should have been delivered to Buyer as Records, and, in all other cases, at Buyer’s expense.

19.4          Post-Closing Confidentiality of Records.  Effective upon the execution of this Agreement, Buyer hereby ratifies the Confidentiality Agreement and agrees to be subject thereto, as if each entity comprising Buyer was a signatory hereto.  Effective upon, and only upon, the Closing with respect to a particular Property:

19.4.1         with respect to such information to the extent that it relates solely to such Property and liabilities assumed with respect thereto, (x) Buyer shall have no further obligations of confidentiality to Seller under the Confidentiality Agreement in respect thereof and (y), except to the extent related to the enforcement of its rights or defense of its obligations under this Agreement, Seller hereby agrees to treat such information insofar as it pertains solely to such Property and assumed liabilities with

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respect thereto as confidential information of Buyer in accordance with the terms of the Confidentiality Agreement; and

19.4.2         with respect to such information to the extent that it does not relate solely to such Property and liabilities assumed with respect thereto, such information shall remain subject to the terms and conditions of the Confidentiality Agreement on and after the Closing Date, and Buyer hereby acknowledges its obligation to treat such information as confidential information of Seller in accordance with the terms of the Confidentiality Agreement.

19.5          GAAP/Financial Reporting.  Except as otherwise expressly provided in this Agreement, all accounting matters under this Agreement shall be determined in accordance with GAAP.  With respect to each Party’s financial reporting obligations, Buyer shall commence reporting production and revenues from the Properties effective as of the Closing Date, unless otherwise required by GAAP.

19.6          Further Assurances.

19.6.1         From and after Closing, at the request of Seller but without further consideration, Buyer shall execute and deliver or use Commercially Reasonable Efforts to cause to be executed and delivered such other instruments of conveyance and take such other actions as Seller reasonably may request to more effectively put Seller in possession of any Property that was not intended to be (i) a Property or (ii) conveyed or was conveyed in error by the Parties (including reassignment from Buyer to Seller of any Property that was conveyed in violation of valid preferential purchase rights or material consents to assignment), or to more effectively implement Buyer’s assumption of obligations under Section 12.3.  From and after Closing, at the request of Buyer but without further consideration, Seller shall execute and deliver or use Commercially Reasonable Efforts to cause to be executed and delivered such other instruments of conveyance and take such other actions as Buyer reasonably may request to more effectively put Buyer in possession of any Properties conveyed or to have been conveyed to Buyer in accordance with the terms of this Agreement.

19.6.2         Except to the extent constituting Excluded Properties, Seller and Buyer agree that it is the intent of the Parties that Seller assign and convey to Buyer all of the upstream oil and gas assets and midstream assets owned by Seller, which were reflected in the financial information provided to Buyer in the Data Room or were, as of the Effective Time, located in Finney, Grant, Hamilton, Haskell, Kearny, Morton, Seward, Stevens and Stanton Counties, Kansas.

19.7          Extent of Indemnification.  Without limiting or enlarging the scope of the indemnification, defense, release, disclaimer and assumption provisions set forth in this Agreement, to the fullest extent permitted by Law, an indemnified Person shall be entitled to indemnification hereunder in accordance with the terms hereof, regardless of whether the indemnifiable loss giving rise to any such indemnification obligation is the result of the active or passive, sole, concurrent or comparative negligence or gross negligence, strict

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liability, breach of duty (statutory or otherwise), or other fault or violation of any Law of or by any such indemnified Person, or any pre-existing defect.

19.8          Amendments and Severability.  No amendments, waivers or other modifications of this Agreement will be effective or binding on either of the Parties unless the same are in writing, designated as an amendment or modification, and signed by both Parties.  The invalidity of any one or more provisions of this Agreement will not affect the validity of this Agreement as a whole, and in case of any such invalidity, this Agreement will be construed as if the invalid provision had not been included herein.

19.9          Successors and Assigns.  This Agreement and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned (by operation of Law or otherwise) prior to the Closing Date by either of the Parties without the prior written consent of the other Party; provided, however, that Buyer may assign this Agreement or any of its rights, interests or obligations hereunder to a wholly-owned Affiliate of such Party.  Assignment shall not relieve the assignor of liability hereunder.  In the event Buyer or any subsequent (direct or indirect) assignee of Buyer assigns this Agreement or any of its rights or interests under Article 8 of this Purchase Agreement to a Third Party (by operation of law or otherwise), Buyer or its subsequent assignee, as applicable, shall no longer have any rights to make a claim for indemnification under Article 8 following such assignment.

19.10        Headings and Exhibits.  The headings contained in this Agreement are inserted for convenience only, shall not constitute a part of this Agreement, and are in no way to be construed as a limitation on the scope of particular sections to which they refer.  Information set forth in any Exhibit or Schedule to this Agreement is deemed to have been disclosed for all purposes of this Agreement.

19.11        Governing Law; Consent to Jurisdiction.

19.11.1       This Agreement (including administration of the arbitration provisions set forth in Article 18) shall be governed by and construed and enforced in accordance with the substantive Laws of the State of Texas, without regard to its conflict of laws rules or principles.

19.11.2       The Parties hereby irrevocably submit to the exclusive jurisdiction of the state and federal courts located in Harris County, Texas in connection with any dispute arising under or relating to this Agreement, the Operative Documents or any of the transactions contemplated hereby or thereby, that is permitted to be commenced in court, and each Party irrevocably agrees that all Claims in respect of such dispute or proceeding that is permitted to be commenced in court shall be heard and determined exclusively in such courts.  The Parties hereby irrevocably waive, to the fullest extent permitted by Law, any objection which they may now or hereafter have to the venue of any dispute arising under or relating to this Agreement or any of the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of

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such dispute.  Each Party agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

19.11.3       To the fullest extent permitted by applicable Law, each Party hereby waives any right to a trial by jury of any claim or cause of action based upon or arising out of or related to this Agreement, the other Operative Documents, or the transactions contemplated hereby or thereby, in any action, proceeding or other litigation of any type brought by any of the Parties against any other Party, whether with respect to contract claims, tort claims, or otherwise.  The Parties each agree that any such claim or cause of action shall be tried by a court trial without a jury.  Without limiting the foregoing, the Parties further agree that their respective right to a trial by jury is waived by operation of this Section 19.11 as to any action, counterclaim or other proceeding which seeks, in whole or in part, to challenge the validity or enforceability of this Agreement or the other Operative Documents or any provision hereof or thereof.

19.11.4       Each Party represents, covenants and warrants that it is subject to service of process in the State of Texas and that it will remain so subject so long as this Agreement remains in effect.  If, for any reason, a Party should not be so subject, it hereby designates and appoints, without power of revocation, the Secretary of State of the State of Texas as such Party’s agent upon whom may be served all process, pleadings, notices or other papers which may be served upon such Party as a result of any of its obligations under this Agreement.

19.12        No Partnership Created.  It is not the purpose or intention of this Agreement to create (and it should not be construed as creating) a joint venture, partnership or any type of association, and the Parties are not authorized to act as an agent or principal for each other with respect to any matter related hereto.  Nothing contained in this Agreement prevents either Buyer or Seller from engaging in any business or purchasing any asset, whether or not in the vicinity of the Properties or in competition with the business of the other.

19.13        Public Announcements.  Seller (on behalf of Seller Group) and Buyer (on behalf of Buyer Group) agree not to issue any public statement or press release concerning this Agreement or the transactions contemplated hereby (including price or other terms) without the prior written consent of the other Party, and then only after prior reasonable consultation with the other Party regarding the timing and content of the statement; provided, however, if Seller, on the one hand, or Buyer, on the other is required by Law or the rules of the New York Stock Exchange or another securities exchange to make a public announcement or statement, then the same may be made without the approval of the other Party so long as the other Party is provided reasonable advance notice and with the further understanding that the Party not required to make any such announcement or statement shall have the right to issue its own announcement or statement in connection with or in response to any such required public announcement or statement.

19.14        No Third Party Beneficiaries.  Nothing contained in this Agreement entitles any Person other than Seller and Buyer or their permitted successors and assigns to any

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Claim, remedy or right of any kind whatsoever, except with respect to waivers and indemnities that expressly provide for waivers or indemnification of Buyer Group, Seller Group or another Person, in which case members of such groups and such other Persons are considered third party beneficiaries for the sole purposes of those waiver and indemnity provisions.  The immediately preceding sentence notwithstanding, any claim for indemnity or defense under this Agreement shall only be brought and administered by a Party to this Agreement.  Each Party may elect to exercise or not exercise the indemnification and defense rights under this Agreement on behalf of any member of the Buyer Group or Seller Group, as applicable, and no member of any such group shall have any rights under this Agreement except to the extent exercised on its or his behalf.  For the avoidance of doubt, there will be no third party beneficiaries under this Agreement for breaches of Article 14.

19.15        Waiver of Consumer Rights.  As partial consideration for the Parties entering into this Agreement, each Party can and does hereby waive the provisions of the Texas Deceptive Trade Practices Consumer Protection Act, Article 17.41 et. seq., Texas Business and Commerce Code, a law that gives consumers special rights and protection, and all other consumer protection Laws of the State of Texas, or of any other state that may be applicable to this transaction, that may be waived by such Party.  It is not the intent of either Party to waive and neither Party does waive any Law or provision thereof that is prohibited by Law from being waived.  Each Party represents that it has had an adequate opportunity to review the preceding waiver provision, including the opportunity to submit the same to legal counsel for review and advice and after consultation with an attorney of its own selection voluntarily consents to this waiver, and understands the rights being waived herein.

19.16        Not to be Construed Against Drafter.  The Parties acknowledge that they have had an adequate opportunity to review each and every provision contained in this Agreement and to submit the same to legal counsel for review and comment.  Based on the foregoing, the Parties agree that the rule of construction that a contract be construed against the drafter, if any, not be applied in the interpretation or construction of this Agreement.

19.17        Possible Exchange.  Seller reserves the right to structure the transactions contemplated under the terms of this Agreement as a non-simultaneous like-kind exchange pursuant to Section 1031 of the Code, and its implementing Treasury Regulations.  In connection with effectuating a non-simultaneous like-kind exchange, Seller reserves the right, at or prior to the Closing Date or any subsequent closing, to assign its rights under this Agreement to a Qualified Intermediary (as that term is defined in §1.103(k)-1(g)(4) of the Treasury Regulations) or to a Qualified Exchange Accommodation Titleholder (as that term is defined in Revenue Procedure 2000-37) notwithstanding Section 19.9.  In addition, should Seller choose to structure a non-simultaneous like-kind exchange, the Parties agree to execute all documents reasonably necessary to effectuate the non-simultaneous like-kind exchange; provided that Buyer shall incur no additional costs, expenses, fees or liabilities as a result of or in connection with the exchange requested by the Seller.  Buyer and Seller acknowledge and agree that any assignment of rights under this Agreement to a Qualified Intermediary or an Exchange Accommodation Titleholder shall not release either Party from any of its liabilities and obligations to the other Party under this Agreement, and that neither Party represents to the other Party that any particular Tax treatment will be given to any Party as a result thereof.  In no event will either Party be liable to

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the other for any failure of any transaction to qualify for like-kind treatment under Section 1031 of the Code.

19.18        Schedules.  With respect to the representations and warranties of each Party contained in this Agreement, such Party shall have the right until two (2) Business Days prior to the Closing to supplement or modify such Party’s Schedules with respect to any matter hereafter arising or discovered which, if existing or known on the Signing Date, would have been required to be set forth or described in such Party’s Schedule; provided, however that  for all purposes of this Agreement, including for purposes of determining whether the conditions set forth in Article 15 have been fulfilled or whether an obligation has arisen under Article VIII, the Schedules shall be deemed to exclude all information contained in any supplement or modification thereto.  Certain information set forth in the Schedules is included solely for informational purposes, and the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in a Schedule is or is not required to be disclosed or is or is not material for purposes of this Agreement.

19.19        Supplementation of Exhibits.  The Parties agree and acknowledge that, Exhibits “A-1” through “A-6” and, “B” to this Agreement may be incorrect, incomplete or subject to revision to include additional or supplemental information prior to the Closing.  As soon as practicable, but no later than five (5) Business Days prior to Closing, Seller shall have the right to deliver to Buyer a replacement for Exhibits “A-1” through “A-6” and, “B”; provided, however, such replacement Exhibits must be consistent with Section 19.6.2.  Prior to Closing, Buyer and Seller shall reach agreement in writing upon the form and content of each such replacement Exhibits, consent by each Party not to be unreasonably withheld, conditioned or delayed.

19.20        Acknowledgement of Parties; Conspicuousness.  EACH PARTY SPECIFICALLY ACKNOWLEDGES AND AGREES (1) THAT IT HAS A DUTY TO READ THIS AGREEMENT AND THAT IT IS CHARGED WITH NOTICE AND KNOWLEDGE OF THE TERMS HEREOF, AND (2) THAT IT HAS IN FACT READ THIS AGREEMENT AND IS FULLY INFORMED AND HAS FULL NOTICE AND KNOWLEDGE OF THE TERMS, CONDITIONS AND EFFECTS OF THIS AGREEMENT.  EACH PARTY FURTHER AGREES THAT IT WILL NOT CONTEST THE VALIDITY OR ENFORCEABILITY OF ANY SUCH PROVISIONS OF THIS AGREEMENT ON THE BASIS THAT THE PARTY HAD NO NOTICE OR KNOWLEDGE OF SUCH PROVISIONS OR THAT SUCH PROVISIONS ARE NOT “CONSPICUOUS”.  The Parties expressly hereby acknowledge and agree that the provisions contained in this Agreement that are set out in “bold” or in “ALL CAPS” satisfy the requirement of the “express negligence rule” and any other requirement at law or in equity that provisions contained in a contract be conspicuously marked or highlighted.

19.21        Waiver of Compliance.  Any failure of Seller, on the one hand, or Buyer, on the other hand, to comply with an obligation, covenant, agreement or condition contained in

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this Agreement may be expressly waived in writing by the non-failing Party, but, except as otherwise provided in this Agreement, such waiver or failure to insist upon strict compliance shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

19.22        Entire Agreement.  The Confidentiality Agreement and this Agreement (including the Exhibits, Schedules, and other documents and ancillary agreements referred to herein, which form a part of this Agreement) embodies the entire agreement and understanding of the Parties in respect of the subject matter contained herein and therein and, except as otherwise provided in Section 17.4, supersedes all prior and contemporaneous negotiations, understandings, letters of intent, and agreements (whether oral or written) between the Parties or their Affiliates relating to the terms of purchase and sale of the Properties and constitute the entire understanding and agreement between the Parties with respect to the sale, assignment and conveyance of the Properties and other transactions contemplated by this Agreement.  There are no restrictions, promises, warranties, covenants or undertakings with respect to the transactions contemplated hereby and thereby, other than those expressly set forth or referred to in this Agreement.

19.23        Conflicts.  In the event of any conflict between the provisions of this Agreement and the Operative Documents, the provisions of this Agreement shall control.  Nothing in the Operative Documents shall be deemed to expand, diminish or otherwise modify the rights or obligations of the Parties as expressed in the provisions of this Agreement.

19.24        Time of Essence.  Time is of the essence with respect to all provisions of this Agreement that specify a time for performance; provided, however, that the foregoing shall not be construed to limit or deprive a Party of the benefits of any grace or cure period allowed in this Agreement.

19.25        Counterparts.  This Agreement may be executed simultaneously in two or more counterparts (including by means of facsimile or email of a portable document format (pdf) of the signature pages), each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

19.26        Financial Statements.

19.26.1       After the Signing Date, Buyer, at Buyer’s expense, may engage Ernst & Young to conduct an audit of the revenues and expenses (and other SEC required disclosures) of Seller attributable to the Properties for a period prior to the Effective Time through the Closing Date, such period to be determined by SEC requirements.  In that regard, prior to Closing, Seller shall provide Ernst & Young reasonable access to its records related to the Properties (to the extent such information is available) and personnel of Seller as Ernst & Young may reasonably request in order to conduct such audit at Buyer's sole cost and expense.  At all times prior to Closing, Buyer shall cause Ernst & Young not to share with Buyer or its Affiliates information related to, arising out of, or derived from Ernst & Young’s review and audit of Seller’s records.  After Closing, Seller shall provide Buyer reasonable access to its records related to the Properties (to the extent such information is available) and personnel of Seller as Buyer may reasonably request to enable Buyer, and its representatives and accountants, at

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Buyer's sole cost and expense, to audit any records that Buyer reasonably deems necessary.  The Parties shall use Commercially Reasonable Efforts to complete such audit prior to April 30, 2012.  Notwithstanding the foregoing, (i) Seller shall in no event be required to create new records relating to the Properties and (ii) the access to be provided to Buyer pursuant to this Section shall not interfere with Seller’s ability to prepare its own financial statements or its regular conduct of business and shall be made available during Seller’s normal business hours.

19.26.2       Buyer (on behalf of the Buyer Group and their successors and assigns) releases Seller Group from and shall fully protect, defend, indemnify and hold Seller Group harmless from and against any and all Claims relating to, arising out of, or connected with, directly or indirectly, the preparation or furnishing of any information or records referred to in this Section 19.26, any actions, statements, representations or certifications of Seller’s and its Affiliates’ personnel, accountants, consultants, contractors or auditors with respect to such information or records, or Buyer’s use of any such information or records, the inclusion of any such records or information or matters derived therefrom, in any debt or equity offering documents, filings with any exchange or the U.S. Securities and Exchange Commission, or related materials, regardless of cause or of any negligent acts or omissions (including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives effective on the Signing Date.

SELLER		BUYER
BP AMERICA PRODUCTION COMPANY		LINN ENERGY HOLDINGS, LLC

By:	/s/ John M. Kaffenes	By:	/s/ Mark E. Ellis
Name:	John M. Kaffenes	Name:	Mark E. Ellis
Title:	Attorney-in-Fact	Title:	President and Chief Executive Officer

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